12

07025203

82- SUBMISSIONS FACING SHEET

Follow-Up

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Travelsky Technology Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

JUL 17 2007

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 34687 FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

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12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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DAT : 7/13/07

082-34687

AR/S
12-31-06

中国航信
TravelSky

中國民航信息網絡股份有限公司
TravelSky Technology Limited

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 0696)

Annual Report 2006





CONTENTS

CORPORATE PROFILE

TravelSky Technology Limited (the "Company", or including its subsidiaries, the "Group") is the dominant provider of information technology solutions for China's aviation and travel industry. The Group has been devoted to developing leading products and services that satisfy the needs of all the industry participants - ranging from commercial airlines, airports and air travel products and services suppliers to travel agencies, corporate clients, travelers and cargo shippers - to conduct electronic transactions and manage the demand for travel-related information. The core businesses of the Company include aviation information technology service, distribution of information technology service, etc..

The Company was incorporated in the People's Republic of China (the "PRC" or "China") on October 18, 2000 and has a controlling equity interest in each of the following subsidiaries: TravelSky Technology (Hong Kong) Limited, TravelSky Technology (Singapore) Limited, TravelSky Technology (Korea) Limited, TravelSky Technology (Japan) Limited, Hainan Civil Aviation Cares Co., Ltd., Cares Shenzhen Co., Ltd., Cares Hubei Co., Ltd., Cares Chongqing Information Technology Co., Ltd., Aviation Cares of Yunnan Information Co., Ltd., Civil Aviation Cares of Xiamen Ltd., Civil Aviation Cares of Qingdao Ltd., Civil Aviation Cares of Xi'an Ltd., Civil Aviation Cares Technology of Xinjiang Ltd. and InfoSky Technology Co., Ltd.. The Company also holds a significant equity interest in each of the following associated companies: Shanghai Civil Aviation East China Cares System Integration Co., Ltd., Shenyang Civil Aviation Cares of Northeast China, Ltd., Aviation Cares of Southwest Chengdu, Ltd., Heilongjiang TravelSky Airport Technology Limited, Yunnan TravelSky Airport Technology Limited, Shanghai Dongmei Aviation Tourism Online Co., Ltd and Dalian Travelsky Airport Technology Limited.

The Group had 2,388 employees as at December 31, 2006.

The H shares of the Company were listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") on February 7, 2001. The current largest shareholder of the Company is China TravelSky Holding Company ("CTHC"), which holds an equity interest of approximately 22.3% in the Company. A total of approximately 42.7% of the equity interest in the Company is held by 14 Chinese commercial airlines, including the holding companies of the three largest Chinese commercial airlines, namely, China Southern Air Holding Company, China Eastern Air Holding Company and China National Aviation Holding Company. The remaining 35.0% of the equity interest in the Company is held by holders of its H shares.

The Company established a Sponsored Level I American Depositary Receipt Programme. American depositary shares under the programme commenced trading on the U.S. over-the-counter market on December 27, 2002.

FINANCIAL HIGHLIGHTS

Profit Attributable to Equity Holders of the Company

RMB'000



453,227
242,541
449,181
529,647
515,587
2002
2003
2004
2005
2006

Earnings Per Share, Basic and Diluted

RMB



0.51
0.27
0.51
0.60
0.58
2002
2003
2004
2005
2006

Total Assets

RMB'000



3,087,269
3,376,223
3,750,889
4,107,601
4,426,018
2002
2003
2004
2005
2006

Total Revenues

RMB'000


1,711,705
1,496,784
1,282,850
977,442
893,618
2002
2003
2004
2005
2006
Data Network and Others
Aviation information technology service

Profit Before Taxation

RMB'000


627,942
594,757
499,598
459,860
272,345
2002
2003
2004
2005
2006

Earnings before interests and tax, depreciation and amortization

RMB'000


789,500
723,800
628,800
554,600
386,900
2002
2003
2004
2005
2006

CHAIRMAN'S STATEMENT



Chairman
Mr. Zhu Yong

Dear Shareholders

Year 2006 again saw China's booming aviation and travel industry fueled by the fast growing PRC economy, leaving the persistently high oil prices behind. As a leading supplier of information technology solutions in the industry, the Group captured opportunities to maintain a strong momentum, and recorded attractive results in return to shareholders.

Looking ahead, the rapidly changing business environment is bringing forth both opportunities and challenges to the Group. It is widely forecasted that China's aviation industry, currently being the globally second largest market, will maintain robust development trend in the coming decade as driven by the fast-growing national economy, escalating domestic demand and bustling international communications. Industry participants would be spurred into increasing competitions under the deregulating and pro-competition industrial policies which are designed to achieve growths from liberalization and reform. To address the competitions at home and abroad, the participants would be increasingly pushed to leverage information technology services to realign their business modes, streamline workflows, expedite alliances and co-operation, and enhance operation efficiency. The industry landscape is also expected to evolve amid the global tides featuring regional markets, international alliances, diversified investments and cost-effective operations. Especially, new industry players out of the deregulating GDS environment in global major aviation markets, which are springing from the grounding of simplified business concept, speedy progress of internet progress and penetration of open platform technologies, are redefining the existing game rules and shaping the whole industry.

In view of such opportunities and challenges, the Group will further enhance its safety guarantee ability, technology/product innovative edge as well as market service capability, and strengthen operation management and improve corporate governance. All the efforts will be under a scientific development perspective and focus on the kick-off of Olympic backing activities targeting better global competitiveness, so as to secure breakthroughs based on the Group's established strengths to add values for shareholders, customers and the staff.

Looking forward upon its established development strategy, the Group will invest into infrastructures, upgrade technology and implement stringent management, laying a solid safety foundation to ensure safe and reliable running of the information system for 2008 Olympic season. In light of its technologic strategy of "forward-looking, exigency-compatible, application-first, technologically rational and stabilization-focused for smooth transition, accented breakthroughs and overall upgrading", the Group will introduce, assimilate, absorb and upgrade the advanced, mature and mainstream technologies from abroad, with an aim to sharpen its innovative edge by upgrading the existing system and developing the new generation of aviation traveler service system and product lines. Efforts will be also put in maintaining the Group's market leadership in core businesses through seeking strategic alliance with the major participants in the industry for prospective win-wins. Meanwhile, the Group will identify new sources of business growth, which are expected to derive from offline/online distribution of travel products including air tickets and hotels as well as information technology integration service by leveraging product and capital operations to capture opportunities in each link of the value chain of the aviation and travel industry. Internally, the "Strengthening the Enterprise by Talents" strategy will be followed, and the incentives and control mechanism will be refined to forge a high caliber, tough-minded and reliable team of executives and employees to root core competitiveness. The Group is committed to improving disciplined internal control and corporate governance, and to developing a new corporate culture featuring innovation and synergy, so as to enhance strategy executive abilities.

The third Board of the Company was established on January 9, 2007. I wish to thank Mr. Yang Yatie, Mr. Li Xiaoguang, Mr. Si Yupei and Mr. Wu Jiapei, all of whom have resigned as directors, for their contributions during their office as directors of the Company. At the same time, I believe that with the efforts of the new Board, the management and the staff members as a whole, the Group is well positioned to profit from rapid growth and create value for shareholders through its heritage-based innovations.

Zhu Yong
Chairman

March 28, 2007


CEO
Mr. Zhu Xiaoxing

As the leading provider of information technology solutions for the China's aviation and travel industry, the Company stands at a core tache along the value chain of China's aviation and travel service distribution. While the Company provides advanced aviation information technology and related services to the Chinese commercial airlines, it also distributes commercial airlines products and services and provides information technology solutions to travel agents, travel service distributors, ticketing offices, corporate clients and individual consumers, and is taking a leading role. With more than two decades of continuous development, the Company has preliminarily built up product lines of relatively comprehensive and functional information technology services, to satisfy the needs of all the industry participants ranging from commercial airlines, airports, travel products and service suppliers to travel agents, travel service distributors, corporate clients, travelers and cargo shippers. Through the product lines, the Company helped these industry participants to broaden their core business, improve their service quality and enhance their operational efficiency.

AVIATION INFORMATION TECHNOLOGY SERVICES

The Company's aviation information technology ("AIT") services, which consist of series of products and solutions, are provided to Chinese commercial airlines and more than 290 foreign and regional commercial airlines. The AIT services comprise electronic travel distribution ("ETD") service (including Inventory Control System ("ICS") service, Computer Reservation System ("CRS") service) and Airport Passenger Processing ("APP") service, as well as other extended information technology solutions related to the above core businesses, including but not limited to, data service to support decisions of commercial airlines, product service to support aviation alliance, solutions for developing commercial airlines' e-ticket and e-commerce as well as information management system to improve ground operational efficiency of commercial airlines and airports. Comparing with Year 2005, revenue generated from the AIT services in Year 2006 increased by approximately 12.7% to approximately RMB1,395.2 million, representing approximately 81.5% of the Group's total revenue.

The aviation industry is taking a more important role across the world, amid the deepening of economic globalization, the ever increasing international trade, the accelerated mobility of productive elements and industrial shift. The aviation industry of the PRC is enjoying a rapid growth thanks to the globalized and rapidly growing PRC economy. As the dominant supplier of information technology solutions in the PRC aviation and travel industry, the Company's ETD system processed approximately 173.0 million bookings on domestic and overseas commercial airlines in 2006, representing an increase of approximately 14.3% over Year 2005. Among which, bookings on Chinese commercial airlines increased by approximately 14.1%, while that on foreign and regional commercial airlines increased by approximately 16.9%.

In the recent years, facing the international competition in China's aviation and travel industry, commercial airlines are calling for higher-level information technology solutions to diversify marketing channels, streamline business workflows, improve service modes and decrease operation costs. Rooted in China's aviation and travel industry, the Group has been focusing on product lines like seat management, distribution information technology solutions and fare solutions for commercial airlines, to perfect and improve its AIT and extended services. The Company's self-developed electronic ticketing system has been adopted among the major Chinese commercial airlines including two new users China Eastern Airlines Corporation Limited and China Southern Airlines Company Limited in 2006. 13 foreign and regional commercial airlines like American Airlines and Korean Airlines also began sale of electronic tickets under the technical support of the Company. Electronic tickets sold amounted to approximately 71.6 million segments in 2006 by domestic airlines through the Company's BSP (Billing and Settlement Plan) electronic ticketing, Airline Direct-sale electronic ticketing and Airline Online electronic ticketing. Such amount in percentage to flight bookings reached 81.4% at the end of 2006, and China has become the second largest user of electronic tickets only next to the U.S.A.. Corresponding to the Company's progressive success in technical preparation for system supports to Chinese commercial airlines in joining the airline alliance in 2006, the Company continued to perfect the air fare release system Easyfare which was widely used in Chinese commercial airlines, thus increasing the accuracy of their fare release. Moreover, the Company's self-developed virtual flight products were applied to commercial airline to innovate their commercial cooperation modes. With the transfer passenger management system, the workflows and efficiency of transfer service were improved for commercial airlines.

In 2006, the Company's self-developed new generation APP (NewAPP) front system was further installed in several domestic airports including Beijing Capital Airport and Pudong Airport in Shanghai. As a result, 45 domestic airports are now using the Company's NewAPP front system, which helped establish its leading position at domestic large and medium airports. To support Chinese commercial airlines' overseas promotion of transfer, through check-in and e-ticket services, the Company made efforts in promoting the APP system and its installations and operations in overseas or regional airports. With the installation of the APP system in Frankfurt Airport and Singapore Airport by Air China Limited and China Southern Airlines Company Limited, overseas or regional airports using the Company's APP system increased to 15 and passenger departures processed amounted to approximately 5.2 million in 2006. In 2006, overseas and regional commercial airlines using the Company's APP systems increased to 29. Together with those accesses from overseas and regional commercial airlines to the Company's multi-host connecting program, a total of 2.4 million of passenger departures were processed. The Company's self-developed Common Use Self Service (CUSS) which meets the IATA standard was installed in Beijing Capital Airport and Kunming Airport to streamline the business workflows of commercial airlines for civil passengers' convenience. In addition, the airport data service system to aid airports' decision-making was installed in Xi'an airport, Qingdao airport and others.

The Company's new generation traveler service system, a traveler-oriented platform targeting to support commercial airlines to compete and operate in the market, can flexibly support each commercial activity of the value chain of aviation and travel industry so as to keep in line with the development trend of the industry. Under the new generation system framework, the Company completed the interface of the middle-ware system to open-platform business and the transition of electronic ticketing database to an open platform, and proposed new generation T-OSF (TravelSky Open System Framework) in 2006, thus laid a foundation for smooth transition from a core system to an open platform.

DISTRIBUTION INFORMATION TECHNOLOGY SERVICES

The Group's travel distribution network comprises approximately 58 thousand sales terminals owned by more than 6,500 travel agencies or travel service distributors, with high-level networking and direct links to all GDS around the world and 29 foreign and regional commercial airlines through SITA networks, covering over 400 domestic and overseas cities. The Group rendered technology support and localised services to travel agencies and travel service distributors through more than 30 local distribution centers across China and four overseas distribution centers in Hong Kong, Singapore, Japan and South Korea, the network processed over 112.6 million transactions during the year with transaction amounting to over RMB150.5 billion. The Group provides distribution information technology services mainly by offering solution plans at the front end, intermediary and back-office levels, aiming to delivering more diversified content on a timely basis to travel agencies and travel service distributors, so as to support their flexible distribution modes and convenient operation flows.

As to front end solution plans, the Group continued to perfect the E-Term products and Web-based new generation GDS front end product series, while providing travel agencies and travel service distributors with self-developed IBE (Internet Booking Engine) as well as ASP (Application Service Provider) integrating frequent flight management and online schedule services, and supporting commercial airlines' marketing through their respective corporate websites, thus advancing the online distribution business in China's aviation and travel industry. In 2006, tickets sold through e-commerce system amounted to 5.9 million segments with transaction amounting to approximately RMB4.1 billion. As to intermediary level solution plans, the Group developed data analysis products, marketing management tools, information release and business workflow platforms, aiding the travel agencies or travel service distributors in market analysis, customer management and business operations. As to back-office solution plans, by employing a friendly graphic user interface to rich data resources of the mainframe, the Group designed and developed the agent sale management system to increase travel agencies' or travel service distributors' operational efficiency.

TRAVEL PRODUCT DISTRIBUTION SERVICE

In 2006, China remained as the fourth largest inbound tourist destination, the largest outbound tourist market in Asia and the world's largest domestic tourist market, providing a favourable opportunity for the Group to develop its travel product distribution service including hotel reservation, "hotel + air ticket" packages, car rental and business trip insurance products. In 2006, the Group kept perfecting the hotel distribution system to actively cooperate with the upstream travel product providers and the downstream travel service distributors. Throughout the year, the Company successfully distributed 230.4 thousand hotels' room-nights, representing a year-on-year increase of 4.5 times. The Group also cooperated with a number of domestic insurance brokerage institutions to develop information technology solutions for distribution of insurance products like air-travel personal accident injury insurance.

INFORMATION TECHNOLOGY INTEGRATION SERVICE

In 2006, capturing opportunities airing from the increasing demands for China's aviation information safety, the Group proactively expanded its information technology integration service to promote its business in the field. Desirable progresses were seen in the Company's self-developed information management system APSIS (Aviation Passenger Security Information System) first used in Beijing Capital Airport which was designed for civil passengers' safety, the USAP (Uni-Service for Airport Passenger), an airport passenger service platform system designed for high-end customer services first used in Shenzhen Airport and Kunming Airport, and the civil passenger luggage checking system specially developed for irregular luggage first used by Air China Limited. Meanwhile, the Group has completed certain information technology integration projects of governmental security departments, accelerating its business development on information safety of aviation in China.

INFRASTRUCTURE

The Group's infrastructure serves its business continuity for development. Its objectives are to ensure safety, satisfy the needs of business development, adjust system structure and optimize resource allocation by making full use of available technologies, business and management instruments, so as to improve operating reliability and interference resisting ability with lowered operating expenses.

In 2006, the Group successfully transited the three core mainframe systems of ICS, DCS and CRS with upgraded software and optimized performance without compromise to production safety. Performance of infrastructure was stable with enhanced system guarantee capability due to the implementation of several technological renovation projects such as OMSE resource capacity expansion, network centralized monitoring and data center security reconstruction. System processing capability was also strengthened by alignment of certain system modules, implementation of SAVE technology and on-streaming of TA software. Moreover, operation costs were saved with application of MATIP technology. In 2006, the availability ratios of the Company's ICS, CRS and APP mainframe systems were approximately 99.9%, 99.9% and 99.9% respectively.

FINANCIAL REVIEW

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the financial information of the Group contained in the financial statements (together with the notes thereto) reproduced in this annual report. The financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"). The following discussion on the synopsis of historical results do not represent a prediction as to the future business operations of the Group.

OVERVIEW

For Year 2006, profit before taxation of the Group was approximately RMB627.9 million, representing an increase of approximately 5.6% over that in the year ended December 31, 2005 ("Year 2005"). Earnings before interests, tax, depreciation and amortization (EBITDA) reached approximately RMB789.5 million, representing an increase of approximately 9.1% over that in Year 2005. Profit attributable to equity holders of the Company was approximately RMB515.6 million, a decrease of approximately 2.7% over the previous year was mainly due to the expiration of the tax holiday of the Company on December 31, 2005, and the enterprise income tax rate increased to 15% for Year 2006 from 7.5% for year 2005.

The basic and diluted earnings per share of the Group in Year 2006 was RMB0.58.

TOTAL REVENUE

The total revenue of the Group in Year 2006 amounted to approximately RMB1,711.7 million, representing an increase of approximately RMB214.9 million, or 14.4%, from approximately RMB1,496.8 million in Year 2005. Such increase was mainly due to the rapid increase in the business volume of the Company's AIT services in 2006. The increase in total revenue is reflected as follows:

- AIT service revenue represented 81.5% of the total revenue of the Group in Year 2006 as compared to 82.7% in Year 2005. AIT service revenue increased by approximately 12.7% to approximately RMB1,395.2 million in Year 2006 from approximately RMB1,238.0 million in Year 2005. The increase of revenue resulted primarily from the increase in ETD business.

- Data network and other revenue represented 18.5% of the total revenue of the Group in Year 2006 as compared to 17.3% in Year 2005. Data network and other revenue increased by approximately 22.3% to approximately RMB316.5 million in Year 2006 from approximately RMB258.8 million in Year 2005.

NET REVENUE

Net revenue increased by 14.4% to approximately RMB1,655.3 million in Year 2006 from approximately RMB1,447.0 million in Year 2005.

OPERATING EXPENSES

Operating expenses for Year 2006 amounted to RMB1,093.5 million, representing an increase of RMB190.3 million, or 21.1%, from RMB903.2 million in Year 2005. The increase in operating expenses reflected the following:

- Depreciation and amortization increased by 25.9% from RMB182.0 million in 2005 to RMB229.2 million in 2006, mainly due to increase in provision for depreciation and amortization of capital expenditure commenced in 2006;

- Network usage charge, increased 27.6% from RMB60.0 million in 2005 to RMB76.5 million in 2006, mainly because of increase in the flight bookings in foreign and regional commercial airlines and increase utilisation of APP system of the Company by foreign and domestic commercial airlines;

- Personnel expenses increased by 15.1%, primarily attributable to the increased number of staff to support the business development of the Group;

- Technical support and maintenance fee increased by 46.5% due to the continuous increase in investment in new products, research and development of new technologies of the Company and an increase in the maintenance fee of hardwares and softwares purchased in Year 2006; and

- Commission and marketing expenses increased by 31.1%, primarily due to the development of businesses such as APP, hotel reservation.

As a result of the above changes in net revenue and operating expenses, the operating profit of the Group increased by RMB17.9 million, or 3.3%, to RMB561.8 million in Year 2006 from RMB543.9 million in Year 2005.

ENTERPRISE INCOME TAX

The Company, registered as a new technology enterprise in October 2000 in Zhongguancun Haidian Science Park, has been approved by the Haidian State Tax Bureau that an enterprise income tax ("EIT") rate of 15% was effective from January 1, 2006. The Company was subjective to EIT rate of 7.5% in 2005.

As stated in the Company's announcement issued on January 31, 2007, the Company was recognized as one of the 2006 Important Software Enterprises under the National Planning Layout ("Important Software Enterprises"). According to relevant regulations, recognized Important Software Enterprises which are not in their tax holiday period are entitled to an EIT preferential tax rate of 10% in the relevant year. Accordingly, the Company, recognized as one of 2006 Important Software Enterprises is entitled to enjoy the above EIT preferential tax rate in the financial year ended December 31, 2006.

The Company has already paid EIT at the rate of 15% for the financial year ended December 31, 2006. According to the related regulations, the EIT paid by the Company for the financial year ended December 31, 2006 over the newly announced preferential tax rate of 10% will be refunded to the Company in the subsequent year. Its impact will be accounted for in 2007 financial statements accordingly.

PROFIT ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY

As a result of the above factors, the profit attributable to equity holders of the Company decreased by approximately 2.7% to approximately RMB515.6 million in Year 2006 from approximately RMB529.6 million in Year 2005.

RESERVES AVAILABLE FOR DISTRIBUTION

After the appropriation of the statutory surplus reserve fund and the discretionary surplus reserve fund from the profit attributable to shareholders as reflected in the statutory financial statements prepared separately under PRC Accounting Standards and regulations and IFRS, the reserves available for distribution as at December 31, 2006, as stated in Note 32 to the financial statements, amounted to RMB787.9 million.

DISTRIBUTION OF DIVIDEND AND PROPOSED BONUS ISSUE OF SHARES

On March 28, 2007, the Board recommended a final dividend of RMB0.22 per share for Year 2006, amounting to RMB195.4 million. After the distribution of the above dividend declared, the reserve available for distribution as at December 31, 2006 would be approximately RMB592.5 million (2005: RMB423.6 million).

On March 28, 2007, the Board recommended a bonus issue of shares on the basis of the bonus share for every one share to the shareholders of the Company. The relevant proposal is subject to shareholders' and relevant regulatory approvals and should be in compliance with relevant laws and regulations.

A circular containing particulars regarding the proposed bonus issue of shares will be despatched to the shareholders of the Company as soon as practicable.

LIQUIDITY AND CAPITAL STRUCTURE

The following table summarizes the cash flows of the Group for the years presented:

	For the year ended December 31	
	2006	2005
	(RMB in million)	*(RMB in million)*
Net cash inflows from operating activities	**650.9**	402.5
Net cash used in investing activities	**(42.1)**	(1,656.7)
Net cash used in financing activities	**(217.3)**	(111.3)
Impact of change of exchange rates on cash and cash equivalents	**(15.2)**	(14.6)
Net increase (decrease) in cash and cash equivalents	**376.3**	(1,380.0)

The Group's working capital for Year 2006 mainly came from operating activities. Net cash inflow from operating activities amounted to RMB650.9 million.

In Year 2006, the Group had no short-term and long-term bank loans, and the Group did not use any financial instruments for hedging purposes.

As at December 31, 2006, cash and cash equivalents of the Group amounted to RMB1,233.2 million, of which approximately 86.4%, 8.9% and 4.5% were denominated in Renminbi, U.S. dollars and Hong Kong dollars, respectively.

LONG-TERM INVESTMENT

As at December 31, 2006, the Group held RMB100 million treasury bonds of China with an interest rate of 3% per annum. The maturity date of the treasury bonds is on December 18, 2008.

CHARGE ON ASSETS

As at December 31, 2006, the Group had no charge on its assets.

CAPITAL EXPENDITURE

The capital expenditure of the Group amounted to approximately RMB159.3 million in Year 2006, representing a decrease of approximately RMB275.7 million as compared to that of approximately RMB435.0 million in Year 2005.

The capital expenditure of the Group in Year 2006 consisted principally of purchase of hardware, software and infrastructure in accordance with the Group's business strategies.

The Board estimates that the Group's planned capital expenditure for year 2007 will amount to approximately RMB494.7 million, which is mainly for development and gradual implementation of the new-generation civil traveler service system and other new businesses.

The sources of funding for the capital expenditure commitments will include internal cash flow generated from operations.

The Board estimates that the sources of funding of the Group in year 2007 will be sufficient for its capital expenditure commitments, daily operations and other purposes.

EXCHANGE RISKS

The Group's foreign exchange risk arises from commercial transactions and recognised assets and liabilities. Fluctuation of the exchange rates of Renminbi against foreign currencies could affect the Group's results of operations.

GEARING RATIO

As at December 31, 2006, the gearing ratio of the Group was approximately 10.3% (2005: 11.2%), which was computed by dividing the total amount of liabilities by the total assets of the Group as at December 31, 2006.

CONTINGENT LIABILITIES

As at December 31, 2006, the Group had no material contingent liabilities.

EMPLOYEES

As at December 31, 2006, the total number of employees of the Group was 2,388. Salary and bonus expenses amounted to approximately RMB181.6 million for Year 2006, representing approximately 16.6% of the total operating cost of the Group for Year 2006.

The remuneration of the employees of the Group (including Executive Directors and Staff Representative Supervisors) includes salaries, bonuses and other fringe benefits. The Group has different rates of remuneration for different employees (including Executive Directors and Staff Representative Supervisors), according to their performance, experience, position and other factors in compliance with the relevant PRC laws and regulations.

Currently, none of the Non-executive Directors receive any remuneration. Nevertheless, any reasonable expenses incurred by the Non-executive Directors during their service period will be borne by the Company. Independent Non-executive Directors do receive remuneration from the Company, which is determined by reference to the prevailing market price, and that any reasonable expenses incurred by Independent Non-executive Directors during their service period will be borne by the Company.

In Year 2006, the Group continued to provide its employees with opportunities to acquire skills in relation to the aviation and travel industry, computer technologies and business administration and provide training on the latest development in areas such as computer technologies, personal development, laws, regulations and economics.

BASIC MEDICAL INSURANCE REGULATION

On February 20, 2001, the People's Government of the Municipality of Beijing in the PRC promulgated the "Basic Medical Insurance Regulation for the Municipality of Beijing" (the "Regulation"). Given the fact that relevant regulations concerning employees' medical insurance must be applied according to the policies applicable to the place in which a company is located, the head office of the Company in Beijing implemented the Regulation from September 1, 2002 onwards. For Year 2006, the Company incurred a total amount of RMB7,162,909 (a total amount of RMB5,504,730 was incurred in Year 2005) pursuant to the Regulation. The Board believes that by implementing the Regulation, the financial position of the Company has not been materially affected.

CORPORATE GOVERNANCE REPORT

The Board (the "Board"), Supervisory Committee and Senior Management of the Company are committed to implementing effective corporate governance policies to ensure that all decisions are made in good faith and in accordance with the principles of transparency, fairness and integrity. With necessary and effective counterbalance, the Company continues to improve its corporate governance structure, so as to raise the quality of supervision and management, and to meet the expectation of its shareholders and related parties.

CORPORATE GOVERNANCE PRACTICE

In compliance with Company Law of the PRC and the Company's Articles of Association (the "Articles"), the Company has regulated its internal operations and provided information of the Company to all market participants and regulatory authorities on a timely, accurate, complete and true basis, aiming to enhance its transparency. The Board has adopted the code provisions as stipulated in "Code of Corporate Governance Practices" (the "Code") in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") as the Company's code of corporate governance practices from 2005. Save as deviations from the code provisions A.1.1, D.1.1, D.1.2 and C.2.1, the Company has complied with the Code in 2006.

In 2006, the Company held a total of three regular Board meetings only as a result of not sufficient timing arrangement for meetings, which did not fully comply with code provision A.1.1 of the Code. In the next year, the Board will improve the relevant meeting arrangements to comply with the relevant code provision of the Code. The Company has set out the respective duties of the Board and the General Manager in the Articles. However, the Company has not formulated specific guidelines in respect of other duties of the management and authority delegated to the management, which deviates from code provisions D.1.1 and D.1.2 of the Code. The Board is of the opinion that the Company's management, who is responsible for management of its daily operation, is a management team led by the General Manager. The Company's current arrangement does not prejudice the interests of the Company. The Board is also considering to gradually set out explicitly the duties of the management through the improvement of the Company's internal control management system.

In 2006, the Company has specially engaged a professional consultant to review the internal control including financial control, operational control, compliance control and risk management functions, etc. The Group also compiled the Internal Control Review Report and the Internal Control Manual. Since the relevant compilation was completed at the end of 2006, the second Board was unable to timely review on internal control during 2006, which has deviated from code provision C.2.1 of the Code. However, the Board reviewed the Group's internal control system and its effectiveness at the Board meeting held on March 28, 2007.

SECURITIES TRANSACTIONS OF DIRECTORS

Each director ("Director") of the Company has fulfilled their respective duties in a conscientious, diligent and honest manner. The Company has adopted the "Model Code for Securities Transactions by Directors of Listed Issuers" ("Model Code") as set out in Appendix 10 to the Listing Rules, requesting all Directors to carry out securities transactions in accordance with the Model Code. Having made specific enquiries of all Directors, no Director failed to comply with the relevant requirements of the Model Code in 2006.

THE BOARD

The Board is responsible to lead and monitor the Company, and to collectively make decision on and supervise the operation of the Company.

The Board is responsible to prepare accounts for each financial period to ensure them to reflect the Group's business position, results and cash flow during the period in accurate and fair manner. In compiling the accounts for 2006, the Board has adopted the International Financial Reporting Standard ("IFRS") and selected the appropriate accounting policy to make prudent and reasonable judgments and estimations, and prepared accounts on ongoing concern basis. The Directors accept responsibilities for the preparation of the Group's financial statements. In 2006, the Board announced annual results for 2005 and interim results for 2006 within 120 days and 60 days respectively after the end of the relevant financial periods in accordance with the requirements under the articles of association of the Company.

The third Board comprises 15 Directors (refer to the section of "Corporate Information" for the list of members of Directors), of which 4 are Executive Directors and 11 are Non-executive Directors (including 3 Independent Non-executive Directors). Although the term of office of the second Board (which is three years) shall expire on December 4, 2006, all Directors of the second Board are required to perform their duties before the Directors of the third Board assume their duties, as stipulated by the applicable laws and regulations in accordance with the Company Law of the PRC. The third Board was elected at the extraordinary general meeting of the Company held on January 9, 2007 with the term of office for each Director commercing on January 9, 2007. Biographies of each of the Directors are set out on pages 112 to 120. Each of the Directors has extensive experience in aviation, information technology or finance. The appointment of Independent Non-executive Directors is in compliance with the requirements as set out in Rules 3.10(1) and (2) of the Listing Rules. The Company's third Chairman of the Board (Chairman) and current Chief Executive Officer (General Manager) are reassumed by Mr. Zhu Yong and Mr. Zhu Xiaoxing respectively and their duties are clearly separated.

The three Independent Non-executive Directors of the second Board, Mr. Wu Jiapei (resigned on January 9, 2007 due to the expiry of the term), Mr. Chow Kwok Wah, James and Mr. Yick Wing Fat, Simon, have submitted their annual confirmations of independence for 2006 in accordance with Rule 3.13 of the Listing Rules. Mr. Yuan Yaohui, the new appointed Independent Non-executive Director of the third Board, has submitted his confirmation of independency in accordance with Rule 3.13 of the Listing Rules during his service on January 9, 2007.

The Company is in the opinion that all the said Independent Non-executive Directors are in compliance with the guidelines for assessing independence as set out in Rule 3.13 of the Listing Rules and are independent parties as defined in the guidelines. The Independent Non-executive Directors consistently performed their duties in active and prudent manner. Based on the overall interests of the Company, the Independent Non-executive Directors, with their valuable professional experience, have provided guidance for operation management of the Company. Moreover, being the members of the Audit Committee and the Remuneration and Evaluation Committee ("Remuneration Committee"), they have performed their duties in supervising financial reporting procedures and reviewing internal control.

In 2006, a total of 3 regular meetings and 2 meetings by way of circulating and reviewing written resolutions were held by the second Board with attendance of Directors of the second Board in respect of 3 regular meetings as follows:

Name	Position in the second Board	Number of meeting attended (Times)	Number of meeting to be attended (Times)	Attendance rate
Zhu Yong	Chairman	3	3	100%
Wang Quanhua	Vice-Chairman, Non-executive Director	3 (with 1 attended by other authorised Director on his behalf)	3	100%
Cao Jianxiong	Vice-Chairman, Non-executive Director	3 (with 2 attended by other authorised Directors on his behalf)	3	100%
Gong Guokui	Vice-Chairman, Non-executive Director	3	3	100%

Name	Position in the second Board	Number of meeting attended (Times)	Number of meeting to be attended (Times)	Attendance rate
Rong Gang	Non-executive Director	3 (with 1 attended by other authorised Director on his behalf)	3	100%
Yang Yatie	Non-executive Director	3	3	100%
Zhu Xiaoxing	Executive Director, General Manager	3	3	100%
Ding Weiping	Executive Director	3	3	100%
Song Jinxiang	Executive Director	3 (with 1 attended by other authorised Director on his behalf)	3	100%
Li Xiaoguang	Non-executive Director	3	3	100%
Si Yupei	Non-executive Director	3 (with 1 attended by other authorised Director on his behalf)	3	100%
Song Jian	Non-executive Director	3	3	100%
Wu Jiapei	Independent Non-executive Director	3	3	100%
Chow Kwok Wah, James	Independent Non-executive Director	3	3	100%
Yick Wing Fat, Simon	Independent Non-executive Director	3	3	100%

The Company, in some circumstances, deviates from code provisions D.1.1 and D.1.2 of the Code. Currently, the Company has yet to set out clear guidance on the duties delegated by the Board to the management. The Board is of the opinion that the Company's management, who is responsible for the management of its daily operation, is a management team led by the General Manager. The respective duties and authorities of the Board and the General Manager have been set out explicitly in the Articles. The Board can also delegate the General Manager with authority to deal with certain extraordinary issues such as signing particular agreements. The Company's current arrangement on performing the duties under the leadership of the General Manager does not prejudice the interests of the Company. The Board is also considering to set out explicitly the duties of the management through the improvement of the Company's internal control management system.

The Board is accountable to the general meeting in accordance with the Articles and performs the following duties: convening general meeting and reporting its work therein; implementing resolutions passed at the general meeting; confirming the Company's business plans and investment plans; preparing the Company's annual budgets and final closing accounts; proposing to shareholders on the distribution of dividends and bonuses as well as increment and decrement of share capital; establishing proposals for amendment of the Articles; deciding other significant affairs and administrative issues of the Company other than issues to be resolved in the general meeting as stipulated in Company Law of the PRC and the Articles, and exercising other power by virtue of office and obligations as delegated by the general meeting and the Articles. It is also stipulated in the Company's Articles that resolutions approved by the Board in connection with the Company's connected transactions are not valid unless they are signed by Independent Non-executive Directors.

According to the Articles, the Board delegates the following duties to the Company's General Manager: to manage the Company's production and operation; to coordinate the implementation of the resolutions passed by the Board; to coordinate the implementation of the Company's annual business plans and investment plans; to formulate plans for the Company's internal management framework; to formulate framework plans for the branches of the Company; to establish the Company's basic management system; to formulate the Company's basic constitution; to propose the appointment or dismissal of the Deputy General Manager and Financial Controller of the Company; to appoint or dismiss officers other than those to be appointed or dismissed by the Board; to perform other duties as delegated by the Company's articles of association and the Board.

In addition, the Board authorized the General Manager to approve investments related to the Company's principal business made by institutions in which the Company has invested less than RMB5 million (for instance, the Company's regional distribution centers). Such authority was given to the Board in the general meeting in 2002 and was then delegated to the General Manager for the purpose of enhancing management efficiency of its daily business operation.

The third Board reviewed the Company's internal control system at the meeting held on March 28, 2007. The management is responsible to implement and maintain the Group's existing internal control system and its effectiveness, and in turn the activities of the management and the effectiveness of the internal control system shall be monitored by the Board and its Audit Committee. The Board shall review the effectiveness of the Company's internal control system at least once each year and report to shareholders. With completion of the review on the Group's internal control system in 2006, it has designed the key controls, and the establishment of an internal control system in relation to the Company's control, business control and information system overall control is in progress. As such, the Board believes that the Group's internal control system for 2006 was basically effective and sufficient. For the insufficiency found during the review, the Group will gradually improve it in accordance with the Internal Control Manual.

AUDIT COMMITTEE

The role, duties and authority of the Audit Committee are available at the Company's website. They mainly include: review of the Company's financial report in respect of its completeness, accuracy and integrity; receive report from the Company's management and auditors; make enquiries and receive reasonable explanations to and from the Company's financial department and auditors on the Company's financial position; review issues in respect of the Group's internal control and financial reporting and report the same to the Board. The Audit Committee held at least two regular meetings each year, and will be held any time as and when necessary.

The Audit Committee of the second Board comprises three Independent Non-executive Directors, namely Mr. Wu Jiapei, Mr. Chow Kwok Wah, James and Mr. Yick Wing Fat, Simon, Mr. Wu Jiapei was elected as the chief member of the Audit Committee (Chairman of the committee). Attendance rate of all members of the Audit Committee of the second Board in the Audit Committee meetings for 2006 was as follows:

Name	Number of meeting attended (Times)	Number of meeting to be attended (Times)	Attendance rate
Wu Jiapei (Chairman of the committee)	2	2	100%
Chow Kwok Wah, James	2	2	100%
Yick Wing Fat, Simon	2	2	100%

In 2006, the Audit Committee of the second Board has convened two meetings, the minutes of which were submitted to the Board for reporting purpose. The Audit Committee has sufficient resources to discharge its duties. Its work during the year is briefly described as follows:

1. review of financial reports for the year ended December 31, 2005 and the six months ended June 30, 2006. Upon discussion with the management, the Company's financial department and external auditors, it was agreed on the accounting treatment policy adopted by the Group, and that the Group has tried its best to ensure the disclosure of financial information is in compliance with the appropriate accounting standards and the requirements of the Listing Rules;

2. review of auditing arrangements of external auditors and their status report, and examination of issues raised by auditors to the management and the management's response to the same;

3. review of reports from the Company and external auditors in relation to connected transactions;

4. review of the independency of external auditors and effectiveness of auditing procedures and discussion with auditors about the nature and scope of auditing and reporting obligation;

5. consideration and approval of remuneration for auditing services and terms of employment of external auditors for 2006, supervision if any non-auditing services has been provided by external auditors and giving of advice to the Board on employment of auditors;

6. review of the Company's regulations on financial control and risk management, supervision of the coordination between internal and external auditing and their effectiveness, as well as the efficiency of internal financial reporting procedure and the implementation of internal management; and

7. discussion with the management on the Company's internal control and the appointment of professional consultant, review on the internal control system in accordance with the Listing Rules, and provision of advice and recommendations to the Board.

In view of the expiry of the term of each member of the second Board on January 9, 2007, the term of each member of the Audit Committee of the second Board also expired in accordance with "Rules of Work of Audit Committee". On January 9, 2007, the third Board decided to appoint three Independent Non-executive Directors, namely Mr. Chow Kwok Wah, James, Mr. Yick Wing Fat, Simon and Mr. Yuan Yaohui, to form the new Audit Committee, and appoint Mr. Yick Wing Fat, Simon as the chief member of the Audit Committee (Chairman of the Committee). Each member of the Audit Committee has same term with that of the corresponding Director.

On March 27, 2007, the Audit Committee of the third Board held a meeting to review the Group's consolidated financial statements for Year 2006 with external auditors, including the accounting principles and practical standards adopted by the Group. Based on the results of review and discussion with the management, financial department and external auditors, it was agreed on the accounting treatment adopted by the Group, and that the Group has tried their best to ensure the disclosure of financial information is in compliance with the appropriate accounting standards and Appendix 16 to the Listing Rules. Therefore, the Audit Committee of the third Board advised the Board to approve the disclosure of consolidated financial statements for the year ended December 31, 2006. Meanwhile, the Audit Committee also heard the management's report on the Company's internal control review at the meeting and discussed with external auditors, the Company's management and professional consultants of internal control project on internal control to require the management to complement and perfect the relevant issues as soon as possible.

The Audit Committee of the third Board also advised to appoint PricewaterhouseCoopers (Certified Public Accountants in Hong Kong) and PricewaterhouseCoopers Zhong Tian CPAs Ltd. Co. (Certified Public Accountants in the PRC) as the Group's international and PRC external auditors respectively for Year 2007, and proposed the relevant resolutions to be considered and approved by shareholders at the forthcoming annual general meeting of the Company.

REMUNERATION AND EVALUATION COMMITTEE ("REMUNERATION COMMITTEE")

The Remuneration Committee comprises three Independent Non-executive Directors and two Non-executive Directors. One Independent Non-executive Director was elected as the chief member of the Remuneration Committee (Chairman of the committee). The role and duties of the Remuneration Committee are available at the Company's website. They mainly include: study of appraisal criteria for Directors and senior management and give advice and carry out appraisal according to the Company's actual operation; study and review of remuneration policies and proposals of Directors and senior management, and evaluating its effectiveness; advising the Board on the overall remuneration policies and frameworks of Directors and senior management of the Company, and on the remuneration policy for setting up formal and transparent procedures; monitor the implementation of the Company's remuneration policies; determine specific remuneration of all Executive Directors and senior management and advising the Board on the remuneration of Non-executive Directors; review and approval of performance-linked remuneration in accordance with the corporate goals as from time to time approved by the Board; review and approval of the payment of compensation for loss or termination of office or appointment to Executive Directors and senior management to ensure such compensation is determined in accordance with contract terms; review and approval of the compensation arrangement for dismissal or removal of Directors for their misconducts to ensure such arrangement is made in accordance with contract terms; ensure no Director or its associates could determine their own remuneration. The Remuneration Committee shall report to the Board its decisions or recommendations. The remuneration plan of the Company's Directors made by the Remuneration Committee is subject to the approval of the Board, and consideration and approval at the general meeting. The remuneration plan of the Company's senior management should also be approved by the Board. The Remuneration Committee has sufficient resources to discharge the above duties.

The Remuneration Committee of the second Board comprises three Independent Non-executive Directors, namely Mr. Chow Kwok Wah, James, Mr. Wu Jiapei and Mr. Yick Wing Fat, Simon, and two Non-executive Directors, namely Mr. Wang Quanhua and Mr. Yang Yatie. Mr. Chow Kwok Wah, James, an Independent Non-executive Director, was elected the Chief member of the Remuneration Committee (Chairman of the Committee).

The Remuneration Committee did not hold any meetings during 2006.

In view of the expiry of the term of each member of the second Board on January 9, 2007, the term of each member of the Remuneration Committee of the second Board also expired in accordance with "Rules of Work of Remuneration and Evaluation Committee". On January 9, 2007, the third Board decided to appoint three Independent Non-executive Directors, namely Mr. Chow Kwok Wah, James, Mr. Yick Wing Fat, Simon and Mr. Yuan Yaohui, as well as two Non-executive Directors, namely Mr. Wang Quanhua and Mr. Sun Yongtao, to form the new Remuneration Committee, and appoint Mr. Yuan Yaohui as the chief member of the Remuneration Committee (Chairman of the committee). Each member of the committee has same term with that of the corresponding Director.

REMUNERATION POLICY OF DIRECTORS

The third Board has entered into a service contract with each of the Directors of the third Board on behalf of the Company under the authorization given at the general meeting. Pursuant to the contract, the annual fees of each of the Independent Non-executive Directors from 2007 will be RMB120,000 (RMB90,000 for 2006, before taxation), but the Independent Non-executive Directors are not entitled to bonus. The fees are determined with reference to the prevailing market price and their respective working experience. The other Executive Directors and Non-executive Directors are not entitled to such fees and/or bonus. However, Executive Directors are entitled to the compensation for their full-time service as a full-time employee, which include salaries, benefits, subsidies and retirement benefit scheme contribution as required by the laws and regulations of the PRC, determined with reference to their respective work duties, performance and working experience, as well as the discretionary bonus paid to employees based on the performance and financial position of the Company in accordance with the employees' remuneration scheme. The Company also bears the reasonable costs incurred by the Directors during their service in the Company and the Directors are entitled to liability insurance acquired by the Company for the Directors, Supervisors and senior management. The revised proposal for Directors' remuneration is determined by the Board and the Remuneration Committee according to the authorization given at the general meeting and the applicable laws and regulations. Details of remuneration of each of the Directors are set out in Note 7 in page 73 to 75 to the financial statements.

NOMINATION OF DIRECTORS

The Company has not yet set up a nomination committee. Nomination and election of Directors are currently carried out in accordance with the Articles. At present, the nomination and election procedure of the Company is as follows: the promoter shareholders and the Board nominate and recommend candidates of Directors (other than Independent Non-executive Directors) and Independent Non-executive Directors respectively. Following the nomination of candidates of Directors (including Independent Non-executive Directors) by the Board in accordance with the relevant requirement of Company Law of the PRC, the Listing Rules, Chapter 14 of the Articles "Eligibility and obligations of Directors, Supervisors, Managers and other senior management of the Company", the Company will put forward for election in the general meeting. The Director serves a term of 3 years and is subject to re-election upon expiry. Written notices of intention of nominations of Director's candidate and of candidate's acceptance for nomination shall be sent to the Company after the date that the notice on the general meeting for the purpose of Directors' election is issued and at least 7 days prior to the date of the meeting. Each of the Board comprises of 15 Directors, of which at least one-half of the Directors are external Directors (including at least two Independent Non-executive Directors). Directors shall be elected by way of ordinary resolution in the general meeting. In case more than 15 Directors are approved, those who have got the highest vote shall be elected as Directors. Any Director who has unexpired terms of office may be removed by way of ordinary resolution at the general meeting provided that the general meeting is in compliance with the relevant provisions of laws and administrative rules.

Members of professional committees under the Board shall be nominated by either the Chairman, more than half of the Independent Non-executive Directors or one-third of all the members of the Directors, and subsequently elected by the Board. Chief members of all committees (Chairman of the committee) shall be appointed by the Board. Eligibility of all committee members shall comply with related stipulations of working rules of the committees.

Although the term of office of the second Board shall expire on December 4, 2006, all Directors of the second Board are required to perform their duties before the Directors of the third Board assume their duties (the conclusion of the extraordinary general meeting of the Company held on January 9, 2007), as stipulated by the applicable laws and regulations in accordance with the Company Law. The third Board was elected at the extraordinary general meeting of the Company held on January 9,2007. The fifteen Directors of the third Board include: four Executive Directors, namely Zhu Yong, Zhu Xiaoxing, Ding Weiping and Song Jinxiang, eight Non-executive Directors, namely Wang Quanhua, Cao Jianxiong, Gong Guokui, Rong Gang, Sun Yongtao, Liu Dejun, Xia Yi and Song Jian, and three Independent Non-executive Directors, namely Chow Kwok Wah, James, Yick Wing Fat, Simon and Yuan Yaohui, for a term of three years commencing on January 9, 2007.

As the term of office of the Directors of the second Board, including Non-executive Directors, Mr. Yang Yatie, Mr. Li Xiaoguang, and Mr. Si Yupei and an Independent Non-executive Director, Mr. Wu Jiapei expired and they did not offer themselves for re-election, their directorships in the Company ceased upon the conclusion of the extraordinary general meeting of the Company held on January 9, 2007.

At the Board meeting held on January 9, 2007, the third Board resolved the election of Director Zhu Yong as the Chairman of the third Board; the election of Directors Wang Quanhua, Cao Jianxiong and Gong Guokui, as the Vice Chairman of the third Board; the appointment of Director Zhu Xiaoxing as the General Manager of the Company; the appointment of Mr. Xiao Yanhong and Mr. Huang Peng as Deputy General Managers of the Company; the appointment of Director Ding Weiping as the Secretary to the Board and Company Secretary; the appointment of three Independent Non-executive Directors, namely Mr. Chow Kwok Wah, James, Mr. Yick Wing Fat, Simon and Mr. Yuan Yaohui as members of the Audit Committee and Mr. Yick Wing Fat, Simon as the chief member of the said committee (Chairman of the committee); the appointment of three Independent Non-executive Directors, namely Mr. Chow Kwok Wah, James, Mr. Yick Wing Fat, Simon, Mr. Yuan Yaohui, and two Non-executive Directors, namely Mr. Wang Quanhua and Mr. Sun Yongtao as members of the Remuneration Committee and Mr. Yuan Yaohui as the chief member of the said committee (Chairman of the committee); the appointment of Directors Zhu Yong, Wang Quanhua, Cao Jianxiong, Gong Guokui, Rong Gang and Ding Weiping as members of the Strategic Committee and Director Cao Jianxiong as the chief member of the said committee (Chairman of the committee).

REMUNERATION OF EXTERNAL AUDITORS

Aggregate remunerations for auditing services provided by PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian CPAs Ltd. Co., the Company's international and PRC auditors respectively, to the Company for Year 2006 amounted to RMB1,747,800. No other non-auditing services were provided.

STRATEGIC COMMITTEE

The Strategic Committee comprises six directors. It is responsible to study and advise the Company on its long term development strategies and significant investment decisions, including major issues like significant investment financing plans, significant capital operations and asset operations, which have an impact on the Company's development. Their duties are available at the Company's website.

Members of the Strategic Committee of the second Board include Directors Cao Jianxiong, Zhu Yong, Wang Quanhua, Gong Guokui, Rong Gang and Ding Weiping. Cao Jianxiong was appointed as the chief member of the Strategic Committee (Chairman of the committee). In June 2006, the Strategic Committee convened a meeting to discuss the Company's strategic cooperation projects and reported to the Board. Attendance rate of each member at the Strategic Committee meetings for the year was 100%.

In view of the expiry of the term of each member of the second Board on January 9, 2007, the term of each member of the Strategic Committee of the second Board also expired in accordance with "Rules of Work of Strategic Committee". On January 9, 2007, the third Board decided to appoint Directors Cao Jianxiong, Zhu Yong, Wang Quanhua, Gong Guokui, Rong Gang and Ding Weiping to form the new Strategic Committee, and Director Cao Jianxiong as the chief member of the committee (Chairman of the committee). Each member of the committee has same term with the corresponding Director.

SUPERVISORY COMMITTEE

The Supervisory Committee was established in accordance with the PRC law. It reviews the Company's financial position in accordance with the Company's Articles and supervises the operation management activities of the Board and senior management. The Supervisory Committee is responsible to attend board meetings, review financial information proposed by the Directors at the general meeting from time to time such as corporate financial affairs and financial statements, and supervise activities of the Board and other senior management for their discharge of duties. In case of conflict of interest between the Company and any of its Directors, the Supervisory Committee shall negotiate or initiate legal proceedings against such Directors on behalf of the Company. Any resolution proposed in any meeting of the Supervisory Committee shall be adopted with approval granted by two-thirds or more of the Supervisors.

During 2006, the second Supervisory Committee held two meetings and one meeting by way of circulating and reviewing written resolutions. It reviewed financial information relating to the Company's 2005 annual results and 2006 interim results, supervised over cperation and management activities of the Board and senior management and made recommendations to the management. Attendance of the eight supervisors of the second Supervisory Committee was as follows:

Name	Position in the second Supervisory Committee	Number of meeting attended (Times)	Number of meeting to be attended (Times)	Attendance rate
Li Xiaojun	Chairperson of the Supervisory Committee	2	2	100%
Du Hongying	Vice Chairperson of the Supervisory Committee	2	2	100%
Chen Lihong	Shareholder Representative Supervisor	2	2	100%
Zhang Yakun	Shareholder Representative Supervisor	2	2	100%
Wang Yongqiang	Shareholder Representative Supervisor	1	2	50%
Tan Xiaoxu	Staff Representative Supervisor	2	2	100%
Zhang Xin	Staff Representative Supervisor	2	2	100%
Rao Geping	Independent Supervisor	2 (with 1 attended by other authorised supervisor on his behalf)	2	100%

Although the term of the second Supervisory Committee shall expire on December 4, 2006, all Supervisors of the second Supervisory Committee are required to perform their duties before the Supervisors of the third Supervisory Committee assume their duties, as stipulated by the applicable laws and regulations in accordance with the Company Law of the PRC. In accordance with the Company Law of the PRC, the Supervisory Committee shall comprise Staff Representative Supervisors who are elected at the meeting of the staff representative of the Company. The number of Staff Representative Supervisors shall not be less than one-third of the total number of supervisors in the Supervisory Committee. In accordance with the Company Law of the PRC, the third Supervisory Committee comprises nine supervisors, including five Shareholder Representative Supervisors, one Independent Supervisor and three Staff Representative Supervisors. The extraordinary general meeting of the Company held on January 9, 2007 elected the six supervisors of the third Supervisory Committee, including five Shareholder Representative Supervisors Li Xiaojun, Du Hongying, Jing Gongbin, Zhang Yakun and Yu Yanbing, and one Independent Supervisor Rao Geping. Further, the meeting of the staff representatives held on November 17, 2006 resolved to elect three employees Gao Jingping, Wang Xiaomin and Zhang Xin as the Staff Representative Supervisors of the third Supervisory Committee. The term of each of the Supervisors of the third Supervisory Committee commenced from January 9, 2007. Biographies of each of the Supervisors are set out in page 112 to page 120.

All Supervisors of the Supervisory Committee fully complied with the requirements of Model Code as set out in Appendix 10 to the Listing Rules.

By Order of the Board
Ding Weiping
Company Secretary

March 28, 2007

The Board of Directors (the "Board") of the Company is pleased to present its report together with the audited financial statements of the Group for Year 2006.

GROUP ACTIVITIES

The Group is the dominant provider of information technology solutions for China's aviation and travel industries. The core businesses of the Group include aviation information technology service, distribution of information technology service, etc..

The analysis of the Group's financial performance is set out under the section "Financial Review".

No analysis of the Group's revenues and contribution to operating profit by geographical areas is presented, as revenues and results of the Group during Year 2006 were principally derived from the operations of the Group in the PRC.

SHARE CAPITAL STRUCTURE

The issued share capital of the Company as at December 31, 2006 amounted to 888,157,500 shares, with a par value of RMB1.00 each. As at December 31, 2006, the share capital structure of the Company was as follows:

Shares	Number of shares as at December 31, 2006	Percentage to the total number of shares in issue as at December 31, 2006 (%)
Domestic Shares	577,303,500	65.00
H Shares	310,854,000	35.00

SUBSTANTIAL SHAREHOLDERS

As at December 31, 2006, pursuant to the register required to be maintained under Section 336 of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (the "Ordinance"), the following substantial shareholders held an interest of 5% or more in their respective class of share capital of the Company:

Name of shareholder	Class and no. of Securities (Note 1)	Capacity	Percentage of respective class of share capital	Percentage of total share capital
OppenheimerFunds, Inc.	42,467,220 H shares of RMB1 each (L)	Investment Manager	9.65% *(Note 2)*	4.78%
Matthews International Capital Management, LLC	28,239,000 H shares of RMB1 each (L)	Investment Manager	9.08%	3.18%
Templeton Asset Management Limited	26,988,000 H shares of RMB1 each (L)	Investment Manager	8.68%	3.04%
JPMorgan Chase & Co.	8,688,000 H shares of RMB1 each (L)	Investment Manager	2.79%	0.98%
	11,882,000 H shares of RMB1 each (L)	Custodian Corporation/ approved lending agent	3.82%	1.34%
	11,882,000 H shares of RMB1 each (P)	*(Note 3)*	3.82%	1.34%
J.P.Morgan Fleming Asset Management (Asia) Inc.	22,199,000 H shares of RMB1 each (L)	Investment Manager	7.14%	2.50%
J.P.Morgan Fleming Asset Management Holdings Inc.	22,199,000 H shares of RMB1 each (L)	Investment Manager	7.14%	2.50%
JF Asset Management Limited	22,199,000 H shares of RMB1 each (L)	Investment Manager	7.14%	2.50%

Name of shareholder	Class and no. of Securities (Note)	Holding capacity	Percentage of respective class of share capital	Percentage of total share capital
Platinum Asset Management Limited	4,324,876 H shares of RMB1 each (L)	Investment Manager	1.39%	0.49%
	14,407,050 H shares of RMB1 each (L)	Trustee (other than a bare trustee)	4.63%	1.62%
China TravelSky Holding Company	198,496,500 Domestic shares of RMB1 each (L)	Beneficial owner	34.38%	22.35%
China Southern Air Holding Company	116,460,500 Domestic shares of RMB1 each (L)	Beneficial owner	20.17%	13.11%
China Eastern Air Holding Company	109,414,500 Domestic shares of RMB1 each (L)	Beneficial owner	18.95%	12.32%
China National Aviation Holding Company	89,433,500 Domestic shares of RMB1 each (L)	Beneficial owner	15.49%	10.07%

Notes:

(1) (L) - Long Position, (P) - Lending Pool

(2) Such percentage is shown in the corporate substantial shareholder notice of OppenheimerFunds, Inc. filed on December 6, 2006. However, the number of H shares held by OppenheimerFunds, Inc. stated in such notice was 42,467,220, which, if correct, represents 13.66%, instead of 9.65% (as stated in such notice) of the total issued capital of H shares of the Company. OppenheimerFunds Inc. had not filed any corporate substantial shareholder notice with the Company. In the register of members of the Company, it did not show that any H shares of the Company were held in the name of OppenheimerFunds Inc. Therefore, the Company is unable to ascertain the actual number of H shares held by OppenheimerFunds Inc as at December 31, 2006.

(3) The capacity in which the 11,882,000 H shares are held by JP Morgan Chase & Co. was not stated in the corporate substantial shareholders notice of JP Morgan Chase & Co. filed on December 8, 2006.

Save as disclosed above, as at December 31, 2006, no other persons or companies held an interest or short positions of 5% or more of the issued share capital or in the respective class of shares of the Company pursuant to the register required to be maintained under Section 336 of the Ordinance.

PUBLIC FLOAT

As at the latest practicable date prior to the printing of this report, the Company has maintained the prescribed public float under the Listing Rules, based on the information that is publicly available to the Company and within the knowledge of the Directors.

INTERESTS OF DIRECTORS, SUPERVISORS AND CHIEF EXECUTIVE IN THE SHARE CAPITAL OF THE COMPANY

As at December 31, 2006, none of the Directors, Supervisors or chief executive had any interest or short position in any shares, underlying shares and debentures of the Company or any of its associated corporations (as defined in Part XV of the Ordinance) that is required to be recorded in the register maintained in accordance with Section 352 of the Ordinance, or any interest or short position required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers ("Model Code") as set out in Appendix 10 to the Listing Rules. None of the Directors, Supervisors or chief executive of the Company or their respective associates had been granted or had exercised any rights to subscribe the securities of the Company or any of its associated corporation (as defined in Part XV of the Ordinance) in Year 2006.

SERVICE CONTRACTS OF DIRECTORS AND SUPERVISORS

Each member of the second Board and Supervisory Committee of the Company has entered into a service agreement with the Company. All Directors and Supervisors of the second Board and Supervisory Committee will serve a term up to January 9, 2007. The third Board and Supervisory Committee have been set up on January 9, 2007 upon election at the extraordinary general meeting of the Company held on January 9, 2007. Each Director and Supervisor of the third Board and Supervisory Committee has entered into a service agreement with the Company and will serve a term of three years. For the year ended December 31, 2006, no Directors or Supervisors, proposed to enter into a service agreement which would not expire or determinable by the Company within one year without payment of compensation (other than statutory compensation).

INTERESTS OF DIRECTORS AND SUPERVISORS IN CONTRACTS

Certain members of the second and third Board and Supervisory Committee are also members of management of various Chinese commercial airlines which are shareholders of the Company. The contracts or transactions entered into between the Company or any of its subsidiaries and such airline shareholders have been referred to in the section "Connected Transactions" of this Report of Directors. Save as disclosed in that section, none of the Directors or Supervisors of the Company had a material, direct or indirect, interest in any contract of significance to which the Company or any of its subsidiaries was a party during Year 2006.

REMUNERATION OF DIRECTORS AND SUPERVISORS

Details of the remuneration of Directors and Supervisors are set out in *Note 7* to the financial statements.

INTEREST CAPITALIZED

No interest was capitalized for the Group in Year 2006.

PROPERTY, PLANT AND EQUIPMENT

Movements in property, plant and equipment of the Group during Year 2006 are summarised in *Note 13* to the financial statements.

RESERVES

Details of movements in reserves of the Group for Year 2006 are set out in the consolidated statement of changes in shareholders' equity.

DIVIDENDS

The Board recommends the payment of a final dividend of RMB0.22 per share for Year 2006.

EMPLOYEES' RETIREMENT SCHEME

Details of the employees' retirement scheme of the Group are set out in *Note 8* to the financial statements.

MAJOR SUPPLIERS AND CUSTOMERS

Société Internationale de Télécommunications Aeronautiques S.C. ("SITA S.C.") was the largest supplier to the Group for the year ended December 31, 2006 and the total network usage fees paid by the Group to SITA S.C. in Year 2006 accounted for 8.6% of the Group's total operating expenses (excluding depreciation and amortization expenses). During Year 2006, the total amount paid to the five largest suppliers of the Group accounted for 19.8% of the Group's total operating expenses (excluding depreciation and amortization expenses).

Sales to the largest customer of the Group, China Southern Airlines Company Limited, the subsidiary of China Southern Air Holding Company, accounted for 17.6% of the Group's total revenues for the year ended December 31, 2006. During Year 2006, total sales to the Group's five largest customers accounted for 57.1% of the Group's total revenues. Three of these top five customers, China Southern Airlines Company Limited, China Eastern Airlines Corporation Limited and Air China Limited, the respective substantial shareholders of China Southern Air Holding Company, China Eastern Air Holding Company, and China National Aviation Holding Company, are the substantial shareholders of the Company, holding an aggregate of approximately 35.5% of the issued share capital of the Company as at December 31, 2006. The aggregate revenue derived from the above major customers is set out in *Note 37* to the financial statements.

Save as disclosed in this report and in *Note 37* to the financial statements, none of the Directors, Supervisors and their associates nor any shareholder (which to the knowledge of the Directors hold more than 5% of the Company's issued share capital) had any interest in any of the aforementioned suppliers and customers.

SUBSIDIARIES AND ASSOCIATED COMPANIES

Particulars of the Company's subsidiaries and associated companies as at December 31, 2006 are set out in *Note 1* to the financial statements.

CONNECTED TRANSACTIONS

Continuing Connected Transactions

During Year 2006, the Group continued to carry out the following transactions, which constitute connected transactions as defined in the Listing Rules, and are required to be disclosed in accordance with Chapter 14A of the Listing Rules:

(a) Provision of Services and Technological Support by the Group to the Company's Promoters

In Year 2006, the Group continued to provide certain promoters of the Company (other than CTHC) or as the case may be, their respective subsidiaries (namely Hainan Airlines Company Limited, China Eastern Air Wuhan Company Limited, Shanghai Airlines Company Limited, Shandong Airlines Company Limited, Shenzhen Airlines Company Limited, Sichuan Airlines Company, China Southern Airlines Company Limited, China Eastern Air Holding Company and China National Aviation Holding Company) with aviation information technology service and technical support and its related business services. The service fees payable by such promoters (or, as the case may be, their respective subsidiaries) to the Group was determined in accordance with the pricing schedule prescribed by the General Administration of Civil Aviation of China (中國民用航空總局). Such promoters, and, as the case may be, their respective subsidiaries, being associates of such promoters, are connected persons of the Company.

For Year 2006, total service fees paid by such promoters (or, as the case may be, their respective subsidiaries) to the Group amounted to approximately RMB1,147.9 million (2005: RMB1,058.8 million). Please refer to *Note 37* to the financial statements for further details and financial information relating to the provision of such services by the Group during Year 2006. Please also refer to the announcement and circular dated March 17, 2006 and April 7, 2006 respectively in relation to the continuing connected transaction for further details, in particular, the annual cap for this continuing connected transaction for the year ended December 31, 2006 disclosed therein.

(b) *Lease of Properties by the Company from CTHC*

The Company continued to lease two properties from CTHC in Year 2006. Since CTHC is one of the promoters of the Company and a substantial shareholder of the Company, CTHC is regarded as a connected person of the Company. Details and financial information relating to such leases during Year 2006 are set out in *Note 37* to the financial statements.

For Year 2006, total rental and usage fees paid by the Company to CTHC amounted to approximately RMB38,609,000 (2005: RMB38,609,000).

(c) *Transaction between SITA Information Networking Computing (UK) Limited ("SITA INC. UK") and InfoSky Technology Co., Ltd. ("InfoSky"), a subsidiary of the Company*

During Year 2006, the total charges in relation to air cargo services paid by InfoSky to SITA INC. UK amounted to US$2,395,217 (2005:US$714,241) based on the charges agreed by both parties and with reference to usage. As Société Internationale de Télécommunications Aeronautiques Greater China Holdings Limited ("SITAGCH") is a substantial shareholder of InfoSky, SITAGCH is a connected person of the Company, and as SITA INC. UK is a fellow subsidiary of SITAGCH, SITA INC. UK is a connected person of the Company.

(d) Membership fees and Data Network Services Usage Fees Paid by the Company to SITA S.C.

During Year 2006, the Company, as a member of SITA S.C., continued to engage SITA S.C. in providing all types of services and data network services to the Company. The data network services usage fees were determined based on the usage and the pricing schedule set by SITA S.C. applicable to all users of the data network services of SITA S.C.. The membership fees are determined with reference to the ratio of the total amount of bills for the services charged to the Company by SITA S.C, Société Internationale de Télécommunications Aeronautiques NV or their respective wholly-owned subsidiaries in the previous financial year to the total amount of all income receivable by all members of SITA S.C. in that financial year.

Since both SITAGCH and SITA S.C. are collectively owned, directly or indirectly, by the members of the Air Transport Community. The Air Transport Community is a group formed by many communities of interest entities within the air transport industry, the members of which include the members of SITA and customers, and many associations, councils and committees of the industry across the world. SITA S.C. is therefore considered as a connected person of the Company.

For Year 2006, the membership fee and data network usage fees payable by the Company to SITA S.C. amounted to RMB55,521,777 (2005: RMB38,576,816).

(e) Transactions between the Company and the Service Companies

The service companies (the "Service Companies") are the companies established between the Company and certain promoters for distributing the products of the Company and providing better service to customers in different regions. Since such promoters are entitled to exercise, or control the exercise of 10% or more of the voting power at any general meeting of the Service Companies, the Service Companies are regarded as connected persons of the Company. The Service Companies pay fees to the Company for using mainframe resources, linking with the Company's data network, and connection and installation of terminal equipment and printers at the rates prescribed by the General Administration of Civil Aviation of China (中國民航總局) or on a cost basis if applicable.

The Service Companies which also provide front end technical supports for airport passenger processing system (APP system), are entitled to sharing the profit generated from APP system with the Company.

For Year 2006, the Company's fees received from the Service Companies and the revenue of APP System shared by the Service Companies aggregated to RMB29,362,606 (2005: RMB35,096,947).

In the opinion of the Independent Non-executive Directors, the above items (a) to (e) of the continuing connected transactions and the agreements governing those transactions:

(i) were entered into by the Group in the ordinary and usual course of its business;

(ii) were conducted either

(a) on normal commercial terms (the term applicable to transactions of similar nature and are carried out by similar entities); or

(b) (where there is no available comparison) on terms that are no less favorable than those available to or from independent third parties; and

(iii) were conducted on the terms of the relevant agreement governing those transactions, which are fair and reasonable and in the interest of the shareholders of the Company as a whole; and

(iv) if they fall within any of the following categories, did not exceed the upper limits set out below for the financial year ended December 31, 2006:

Categories of transactions	Cap Amount
Transaction between the Group and certain promoters of the Company or as the case may be, subsidiaries of promotors of the Company	RMB1,498.00 million (please refer to the circular of the Company dated April 7, 2006 for further details)
Leasing properties from CTHC	RMB40.00 million
Transaction between InfoSky and SITA INC.UK	US$5.00 million
Transaction between the Company and the Service Companies	RMB84.00 million
Transaction between the Company and SITA S.C.	RMB72.00 million

The Board has received a letter of confirmation from the auditors stating that the above-items (a) to (e) of the continuing connected transactions:

(a) have been approved by the Board;

(b) were conducted in accordance with the pricing policies of the Company;

(c) were conducted in accordance with the terms of the respective agreements and documents governing those transactions; and

(d) the aggregate amounts of the relevant transactions incurred in Year 2006 have not exceeded their respective annual caps (as referred to in item (iv) above).

OTHER CONNECTED TRANSACTIONS

On June 6, 2006, the Company entered into computer software development service agreement with Asia Technology Development Center of Beijing ("Asia Technology"), pursuant to which the Company agreed to engage Asia Technology to provide computer software development services. As Asia Technology, being an indirect wholly owned subsidiary and associate of CTHC, the promoter and a substantial shareholder of the Company, Asia Technology is a connected person of the Company and the said technology development service agreements constituted connected transactions under the Listing Rules. The total consideration payable by the Company under the above agreement is RMB18,800,000. Since each of the applicable percentage ratios referred to in Rule 14A.32(1) of the Listing Rules in relation to such transaction is less than 2.5%, such transactions was therefore subject to reporting and announcement requirements under the Listing Rules and was exempt from the approval of the Company's independent shareholders requirement. The Company has published an announcement on June 6, 2006 setting out the terms of such transaction.

On September 7, 2006, each of the Company and InfoSky has entered into an aviation information technology service implementation agreement with SITA S.C. respectively. As described in the paragraph headed "Continuing Connected Transactions" above, SITA S.C. is the connected person of the Company and the transactions contemplated under the agreements constitute connected transactions under the Listing Rules. Pursuant to the aforesaid agreements, approximately US$3,358,000 and approximately US$887,000 will be payable to the Company and InfoSky respectively by SITA S.C.. Since each of the applicable percentage ratios referred to in Rule 14A.32(1) of the Listing Rules in relation to such transactions in aggregate is less than 2.5%, such transactions were therefore subject to reporting and announcement requirements under the Listing Rules and were exempt from the approval from the Company's independent shareholders requirement. The Company has published an announcement on September 8, 2006 setting out the terms of such transactions.

The Directors confirm that the related party transactions referred to in Note 37 to the financial statements are connected transactions or continuing connected transactions of the Company and they have complied with the disclosure requirements in accordance with Chapter 14A of the Listing Rules.

TRUST DEPOSITS AND IRRECOVERABLE OVERDUE TIME DEPOSITS

As at December 31, 2006, the Group did not have any trust deposits or irrecoverable overdue time deposits. All of the Group's cash deposits are deposited with commercial banks and are in compliance with applicable laws and regulations.

TAX RELIEF AND EXEMPTION

The Company is not aware of any tax relief and exemption available to shareholders by reason of their holding of the Company's securities.

PURCHASE, SALE OR REDEMPTION OF SECURITIES

For Year 2006, the Group did not purchase, sell or redeem any of the Company's securities.

AUDIT COMMITTEE AND COMPLIANCE WITH CODE OF CORPORATE GOVERNANCE PRACTICES

The Audit Committee of the Company has reviewed the accounting policy and practice adopted by the Company and has also discussed certain other matters relating to audit, internal control and financial reporting including the review of the audited consolidated financial statements of the Group for Year 2006. Details of the Company's compliance with the requirements of the Code of Corporate Governance Practices set out in Appendix 14 to the Listing Rules for Year 2006 are set out in the "Corporate Governance Report" contained in this annual report.

PRE-EMPTIVE RIGHTS

There is no provision regarding pre-emptive rights under the articles of association of the Company or the PRC laws.

MATERIAL LITIGATION

The Group was not involved in any material litigation or dispute in Year 2006.

AUDITORS

Since the date of incorporation of the Company to December 31, 2001, Arthur Andersen & Co in Hong Kong and Arthur Andersen • Hua Qiang in the PRC were the Company's international and PRC auditors, respectively.

PricewaterhouseCoopers (Certified Public Accountants in Hong Kong) and PricewaterhouseCoopers Zhong Tian CPAs Ltd. Co. (Certified Public Accountants in the PRC) are the Company's international and PRC auditors from Year 2002 to Year 2006 respectively.

A resolution relating to the appointment of PricewaterhouseCoopers (Certified Public Accountants in Hong Kong) and PricewaterhouseCoopers Zhong Tian CPAs Ltd. Co. (Certified Public Accountants in the PRC) as the Company's International and PRC auditors for the year ending December 31, 2007 respectively will be proposed at the forthcoming annual general meeting of the Company in 2007.

By order of the Board
Zhu Yong
Chairman

March 28, 2007

REPORT OF THE SUPERVISORY COMMITTEE

Dear Shareholders,

During the year ended December 31, 2006, members of the second Supervisory Committee of the Company have diligently performed their duties, during their tenure, in ensuring that the Company has observed and complied with the Listing Rules, the Company Law of the PRC, the Articles of Association of the Company and other relevant rules and regulations to protect the interests of the Company and its shareholders.

The second Supervisory Committee convened two meetings and the other meeting by way of circulation of written resolutions during Year 2006. The Supervisory Committee also reviewed the Company's financial statements for 2005 and interim financial statements for 2006, and attended meetings of the Board of directors of the Company (the "Board") and effectively monitored the policies and decisions made by the Board as to whether they were in compliance with the Listing Rules, the relevant laws and regulations of the PRC, the Articles of Association of the Company, and the interests of the Company and shareholders, and offered proper suggestions to the Board and the management.

The term of the second Supervisory Committee of the Company expired on January 9, 2007. Upon the election at the extraordinary general meeting of the Company and the meeting of the staff representatives, the third Supervisory Committee of the Company comprises nine Supervisors (details of which is set out in the section headed "Corporate Information" and the biographies of each Supervisor are set out on pages 112 to 120.)

The Supervisory Committee has carefully reviewed the Company's financial statements for Year 2006 audited by PricewaterhouseCoopers prepared in accordance with International Financial Reporting Standards and considers that the financial statements give a true and fair view of the financial position and operation results of the Company and in compliance with the regulations applicable to the Company.

The Supervisory Committee confirms that the Company has not been involved in any material litigation or arbitration, and there is no litigation or claim of material importance pending or threatened by or against the Company during Year 2006.

The Supervisory Committee is satisfied that the Board and senior management of the Company were committed to act honestly and to perform their duties diligently, so as to protect the best interests of the Company and shareholders for Year 2006. The Supervisory Committee considers that the report of the Board for Year 2006 reflected the actual operational circumstances of the Company. The Supervisory Committee is satisfied with the Company's results for Year 2006 and the Supervisory Committee has confidence in the Company's future prospects and development.

I would like to express my gratitude to all members of the second Supervisory Committee for their dedication and contribution to the Company during their terms of office.

By Order of the Supervisory Committee
Li Xiaojun
Chairperson of the Supervisory Committee

March 28, 2007

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

PricewaterhouseCoopers
22nd Floor Prince's Building
Central Hong Kong
Telephone (852) 2289 8888
Facsimile (852) 2810 9888

INDEPENDENT AUDITOR'S REPORT
TO THE SHAREHOLDERS OF TRAVELSKY TECHNOLOGY LIMITED
(Incorporated in the People's Republic of China with limited liability)

We have audited the consolidated financial statements of TravelSky Technology Limited (the "Company") and its subsidiaries (the "Group") set out on pages 45 to 104, which comprise the consolidated and Company balance sheets as at December 31, 2006, and the consolidated income statement, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

DIRECTOR'S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The directors of the Company are responsible for the preparation and the true and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards and the disclosure requirements of the Hong Kong Companies Ordinance. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

AUDITOR'S RESPONSIBILITY

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the consolidated financial statements give a true and fair view of the financial position of the Company and the Group as at December 31, 2006 and of the Group's financial performance and cash flows for the year then ended in accordance with International Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

OTHER MATTERS

This report, including the opinion, has been prepared for and only for you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

PricewaterhouseCoopers
Certified Public Accountants
Hong Kong
March 28, 2007

CONSOLIDATED INCOME STATEMENT

(Amounts expressed in thousands of Renminbi ("RMB"), except per share data)

	Note	year ended December 31 2006	2005
Revenues			
Aviation information technology service		**1,395,172**	1,238,003
Data network and others		**316,533**	258,781
Total revenues	5	**1,711,705**	1,496,784
Business taxes and other surcharges		**(56,358)**	(49,764)
Net revenues		**1,655,347**	1,447,020
Operating expenses			
Depreciation and amortisation		**(229,178)**	(182,015)
Network usage		**(76,529)**	(59,982)
Personnel		**(181,646)**	(157,748)
Operating lease rentals		**(63,658)**	(61,878)
Technical support and maintenance fees		**(99,801)**	(68,138)
Commission and promotion expenses		**(194,095)**	(148,004)
Other operating expenses		**(248,619)**	(225,392)
Total operating expenses		**(1,093,526)**	(903,157)
Operating profit		**561,821**	543,863
Financial income, net		**52,406**	38,441
Share of results of associated companies		**11,727**	11,312
Other income, net		**1,988**	1,141
Profit before taxation	6	**627,942**	594,757
Taxation	10	**(98,421)**	(51,063)
Profit after taxation		**529,521**	543,694
Attributable to			
Equity holders of the Company		**515,587**	529,647
Minority interest		**13,934**	14,047
		529,521	543,694
Earnings per share for profit attributable to the equity holders of the Company			
Basic and diluted (RMB)	11	**0.58**	0.60
Cash dividends	12	**195,395**	204,276

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEET

	Note	As at December 31 2006	2005
ASSETS			
Non-current assets			
Property, plant and equipment, net	13	**661,149**	728,325
Intangible assets, net	14	**9,969**	13,232
Investments in associated companies	16	**68,343**	53,854
Other long-term investment	17	**100,000**	100,000
Other long-term assets	18	**17,000**	20,906
		856,461	916,317
Current assets			
Inventories	19	**4,498**	3,390
Accounts receivable, net	20	**84,882**	61,516
Due from associated companies	23	**273**	1,227
Due from related parties, net	21,37(3)	**300,070**	272,991
Prepayments and other current assets	24	**62,064**	48,072
Short-term bank deposits	25	**1,884,604**	1,947,277
Cash and cash equivalents	26	**1,233,166**	856,811
		3,569,557	3,191,284
Total assets		**4,426,018**	4,107,601
EQUITY			
Capital and reserves attributable to equity holders of the Company			
Paid-In capital	30	**888,158**	888,158
Reserves	31	**2,066,112**	1,911,454
Retained earnings	32		
- Proposed final cash dividend	12	**195,395**	204,276
- Others		**749,137**	584,304
		3,898,802	3,588,192
Minority interest		**72,523**	61,296
Total equity		**3,971,325**	3,649,488
LIABILITIES			
Current liabilities			
Accounts payable and accrued liabilities	27	**334,918**	326,461
Due to related parties	28	**85,442**	93,981
Taxes payable	29	**31,887**	35,698
Deferred revenue		**2,446**	1,973
		454,693	458,113
Total equity and liabilities		**4,426,018**	4,107,601
Net current assets		**3,114,864**	2,733,171
Total assets less current liabilities		**3,971,325**	3,649,488

Approved by the Board of Directors on March 28, 2007.

Zhu Yong
Chairman

Zhu Xiao Xing
Director

The accompanying notes are an integral part of these consolidated financial statements.

BALANCE SHEET

(Amounts expressed in thousands of Renminbi)

	Note	As at December 31 2006	2005
ASSETS			
Non-current assets			
Property, plant and equipment, net	13	**622,904**	695,254
Intangible assets, net	14	**7,908**	12,450
Investments in subsidiaries	15	**37,507**	35,951
Investments in associated companies	16	**21,790**	11,890
Other long-term investment	17	**100,000**	100,000
Other long-term assets	18	**16,968**	19,204
		807,077	874,749
Current assets			
Inventories	19	**2,632**	352
Accounts receivable, net	20	**58,125**	31,756
Due from subsidiaries, net	22	**22,227**	28,971
Due from associated companies	23	**273**	1,227
Due from related parties, net	21, 37(3)	**289,751**	266,929
Prepayments and other current assets	24	**47,788**	41,886
Short-term bank deposits	25	**1,813,504**	1,886,636
Cash and cash equivalents	26	**1,147,017**	756,646
		3,381,317	3,014,403
Total assets		**4,188,394**	3,889,152
EQUITY			
Capital and reserves attributable to equity holders of the Company			
Paid-In capital	30	**888,158**	888,158
Reserves	31	**2,062,223**	1,907,966
Retained earnings	32		
- Proposed final cash dividend	12	**195,395**	204,276
- Others		**617,713**	472,335
Total equity		**3,763,489**	3,472,735
LIABILITIES			
Current liabilities			
Accounts payable and accrued liabilities	27	**320,761**	301,456
Due to related parties	28	**74,107**	84,154
Due to subsidiaries		**2,390**	—
Taxes payable	29	**27,647**	30,807
		424,905	416,417
Total equity and liabilities		**4,188,394**	3,889,152
Net current assets		**2,956,412**	2,597,986
Total assets less current liabilities		**3,763,489**	3,472,735

Approved by the Board of Directors on March 28, 2007.

Zhu Yong
Chairman

Zhu Xiao Xing
Director

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

		Attributable to equity holders of the Company				
	Note	Paid-In capital	Reserves	Retained earnings	Minority Interest	Total
Balance at January 1, 2005,		888,158	1,719,540	628,929	49,456	3,286,083
Profit for the year		—	—	529,647	14,047	543,694
Dividend relating to 2004		—	—	(177,632)	—	(177,632)
Dividends payable to minority shareholders of subsidiaries		—	—	—	(3,410)	(3,410)
Currency translation differences	31	—	(450)	—	—	(450)
Appropriation to reserves	31, 32	—	192,364	(192,364)	—	—
Capital contribution		—	—	—	1,203	1,203
Balance at December 31, 2005		888,158	1,911,454	788,580	61,296	3,649,488

		Attributable to equity holders of the Company				
	Note	Paid-In capital	Reserves	Retained earnings	Minority Interest	Total
Balance at January 1, 2006		888,158	1,911,454	788,580	61,296	3,649,488
Profit for the year		—	—	515,587	13,934	529,521
Dividend relating to 2005	12	—	—	(204,276)	—	(204,276)
Dividends payable to minority shareholders of subsidiaries		—	—	—	(2,707)	(2,707)
Currency translation differences	31	—	(701)	—	—	(701)
Appropriation to reserves	31, 32	—	155,359	(155,359)	—	—
Balance at December 31, 2006		888,158	2,066,112	944,532	72,523	3,971,325

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

(Amounts expressed in thousands of Renminbi)

	Note	For the year ended December 31 2006	2005
Cash flows from operating activities			
Cash generated from operations	33	**758,911**	453,234
Long term rental deposit		**—**	(4,064)
Enterprise income tax paid		**(107,975)**	(46,698)
Net cash provided by operating activities		**650,936**	402,472
Cash flows from investing activities			
Purchases of property, plant, equipment and intangible assets		**(167,947)**	(393,442)
Decrease (Increase) in short-term bank deposits		**62,673**	(1,321,899)
Interest received		**64,570**	58,083
Dividends received from associated companies		**7,970**	2,050
Proceeds from disposal of property, plant and equipment		**526**	1,504
Proceeds from redemption of short-term investments		**—**	1,749
Investment to associated companies		**(9,900)**	(4,555)
Increase in other long-term assets		**—**	(160)
Net cash used in investing activities		**(42,108)**	(1,656,670)
Cash flows from financing activities			
Investment from minority shareholders of subsidiaries		**—**	1,203
Dividend paid to group shareholders		**(214,443)**	(109,159)
Dividend paid to minority shareholders of subsidiaries		**(2,812)**	(3,306)
Net cash used in financing activities		**(217,255)**	(111,262)
Effect of foreign exchange rate changes on cash and cash equivalents		**(15,218)**	(14,572)
Net increase (decrease) in cash and cash equivalents		**376,355**	(1,380,032)
Cash and cash equivalents at beginning of the year		**856,811**	2,236,843
Cash and cash equivalents at end of the year	26	**1,233,166**	856,811

The accompanying notes are an integral part of these financial statements.

1. COMPANY ORGANISATION AND PRINCIPAL ACTIVITIES

TravelSky Technology Limited (the "Company") was incorporated in the People's Republic of China (the "PRC") on October 18, 2000 to engage in the provision of aviation information technology service and related services in the PRC.

The Company was listed on The Stock Exchange of Hong Kong Limited on February 7, 2001. The address of its registered office is Floor 18-20, South Wing, Pack C, Raycom InfoTech Park, No.2, Ke Xue Yuan South Road, Haidian District, Beijing 100080, PRC.

As at December 31, 2006, the Company had direct or indirect interests in the following subsidiaries and associated companies. All of these subsidiaries and associated companies are limited liability companies incorporated and operated in the PRC except for TravelSky Technology (Hong Kong) Limited, TravelSky Technology (Singapore) Limited, TravelSky Technology (Korea) Limited and TravelSky Technology (Japan) Limited, which are limited liability companies incorporated and operated in Hong Kong, Singapore, Korea and Japan respectively.

Name	Date of incorporation	Percentage of equity interest held		Issued and fully paid capital RMB	Principal activities
		Direct	Indirect		
Subsidiaries					
Hainan Civil Aviation Cares Co., Ltd. ("Hainan Cares")	March 2, 1994	64.78%	—	6,615,000	Provision of electronic travel distribution and cargo management services; and sale and installation of the related information systems
Cares Shenzhen Co., Ltd. ("Shenzhen Cares")	April 14, 1995	61.47%	—	11,000,000	Provision of electronic travel distribution and cargo management services; and sale and installation of the related information systems

1. COMPANY ORGANISATION AND PRINCIPAL ACTIVITIES *(continued)*

Name	Date of incorporation	Percentage of equity interest held Direct	Percentage of equity interest held Indirect	Issued and fully paid capital RMB	Principal activities
Subsidiaries (continued)					
Cares Hubei Co., Ltd. ("Hubei Cares")	July 25, 1997	50%	12.5%	5,000,000	Provision of electronic travel distribution, airport passenger processing and cargo management services; and sale and installation of the related information systems
Cares Chongqing Information Technology Co., Ltd. ("Chongqing Cares")	December 1, 1998	51%	—	9,800,000	Provision of electronic travel distribution, airport passenger processing and cargo management services; and sale and installation of the related information systems
Aviation Cares of Yunnan Information Co., Ltd. ("Yunnan Cares A")	June 15, 2000	51%	—	2,000,000	Computer hardware and software development and data network services
InfoSky Technology Co., Ltd. ("InfoSky")	September 20, 2000	51%	—	23,149,285	Provision of cargo management services and related software and technology development; and provision of technical support, training and consulting services

1. COMPANY ORGANISATION AND PRINCIPAL ACTIVITIES *(continued)*

Name	Date of incorporation	Percentage of equity interest held Direct	Indirect	Issued and fully paid capital RMB	Principal activities
Subsidiaries (continued)					
TravelSky Technology (Hong Kong) Limited ("Hong Kong Company")	December 13, 2000	100%	—	3,182,873	Commercial services
Civil Aviation Cares of Xiamen Ltd. ("Xiamen Cares")	September 14, 2001	51%	—	4,000,000	Computer hardware and software development and data network services
Civil Aviation Cares of Qingdao Ltd. ("Qingdao Cares")	January 11, 2002	51%	—	2,000,000	Computer hardware and software development and data network services
Civil Aviation Cares of Xi'an Ltd. ("Xi'an Cares")	July 9, 2002	51%	—	5,000,000	Computer hardware and software development and data network services
Civil Aviation Cares Technology of Xinjiang Ltd. ("Xinjiang Cares")	August 16, 2002	51%	—	5,000,000	Computer hardware and software development and data network services

1. COMPANY ORGANISATION AND PRINCIPAL ACTIVITIES *(continued)*

Name	Date of incorporation	Percentage of equity interest held Direct	Percentage of equity interest held Indirect	Issued and fully paid capital RMB	Principal activities
Subsidiaries (continued)					
TravelSky Technology (Singapore) Limited ("Singapore Company")	October 21, 2005	100%	—	481,568	Computer hardware and system consulting services
TravelSky Technology (Korea) Limited ("Korea Company")	December 28, 2005	100%	—	403,677	Computer hardware and software development and data network services
TravelSky Technology (Japan) Limited ("Japan Company")	December 16, 2005	100%	—	670,121	Software development and computer equipment maintenance services

During the year, Xinjiang Cares had capitalized RMB2,000,000 of its retained earnings to share capital. As a result, its share capital has increased from RMB3,000,000 to RMB5,000,000.

During the year, the Company had set up three new wholly owned subsidiaries, namely Singapore Company, Korea Company and Japan Company, which are mainly engaged in provision of computer hardware and software development and data network services.

The Company and its subsidiaries are hereinafter collectively referred to as the "Group".

(Amounts expressed in Renminbi ("RMB") unless otherwise stated)

1. COMPANY ORGANISATION AND PRINCIPAL ACTIVITIES *(continued)*

Name	Date of incorporation	Percentage of equity interest held Direct	Indirect	Issued and fully paid capital RMB	Principal activities
Associated Companies					
Shanghai Civil Aviation East China Cares System Integration Co., Ltd. ("Huadong Cares")	May 21, 1999	41%	—	10,000,000	Computer hardware and software development and data network services
Shenyang Civil Aviation Cares of Northeast China, Ltd. ("Dongbei Cares")	November 2, 1999	46%	—	2,000,000	Computer hardware and software development and data network services
Aviation Cares of Southwest Chengdu, Ltd. ("Xinan Cares")	November 28, 1999	44%	—	2,000,000	Computer hardware and software development and data network services
Yunnan TravelSky Airport Technology Limited ("Yunnan Cares B")	April 1, 2003	40%	—	6,000,000	Computer hardware and software development and technical consulting services
Heilongjiang TravelSky Airport Technology Limited ("Heilongjiang Cares")	April 30, 2003	50%	—	6,000,000	Computer hardware and software development and technical consulting services

1. COMPANY ORGANISATION AND PRINCIPAL ACTIVITIES *(continued)*

Name	Date of incorporation	Percentage of equity interest held Direct	Percentage of equity interest held Indirect	Issued and fully paid capital RMB	Principal activities
Associated Companies (continued)					
Shanghai Dongmei Aviation Tourism Online Co. Ltd. ("Shanghai Cares")	September 28, 2003	50%	—	24,800,000	E-commerce, Sales of computers and related parts and provision of network, technical services and economic consulting services
Dalian Travelsky Airport Technology Limited ("Dalian Cares")	January 28, 2005	50%	—	6,000,000	Computer hardware and software development and technical consulting services

During the year, Shanghai Cares had received additional capital contributions in cash from its existing shareholders amounting to RMB19,800,000. In addition, Shanghai Cares had capitalized RMB3,500,000 of its retained earnings to share capital. As a result, its share capital has increased from RMB1,500,000 to RMB24,800,000.

2. BASIS OF PRESENTATION

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards ("IFRS") and under the historical cost convention.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise judgement in the process of applying the Group's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 4.

(a) Standards, amendments and interpretations effective in 2006 but are not relevant for the Group's operations or have no significant impact on the Group's account

The following standards, amendments and interpretations are mandatory for accounting periods beginning on or after January 1, 2006 but are not relevant to the Group's operations or have no significant impact on the Group's account:

- IAS 19 Amendment - Employee Benefits;
- IAS 21 Amendment - Net Investment in a Foreign Operation;
- IAS 39 Amendment - Cash Flow Hedge Accounting of Forecast Intragroup Transactions;
- IAS 39 Amendment - The Fair Value Option;
- IAS 39 and IFRS 4 Amendment - Financial Guarantee Contracts;
- IFRS 6 - Exploration for and Evaluation of Mineral Resources;
- IFRS 1 Amendment - First-time Adoption of International Financial Reporting Standards and IFRS 6 (Amendment), Exploration for and Evaluation of Mineral Resources:
- IFRIC-Int 4, Determining whether an Arrangement contains a Lease;
- IFRIC-Int 5, Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds; and
- IFRIC-Int 6, Liabilities arising from Participating in a Specific Market - Waste Electrical and Electronic Equipment.

2. BASIS OF PRESENTATION *(continued)*

(b) Interpretations to existing standards that are not yet effective and not relevant for the Group's operations

The following interpretations to existing standards have been published that are mandatory for the Group's accounting periods beginning on or after May 1, 2006 or later periods but are not relevant for the Group's operations:

- IFRIC-Int 7, Applying the Restatement Approach under IAS 29, Financial Reporting in Hyperinflationary Economies;
- IFRIC-Int 8, Scope of IFRS 2;
- IFRIC-Int 9, Reassessment of embedded derivatives;
- IFRIC-Int 10, Interim Financial Reporting and Impairment;
- IFRIC-Int 11-IFRS2, Group and Treasury share Transactions; and
- IFRIC-Int 12, Service Concession Arrangements.

(c) Standards that are not yet effective and have not been early adopted by the Group

The following standards have been published that are mandatory for the Group's accounting periods beginning on or after May 1, 2006 or later periods and have not been early adopted by the Group:

- IFRS 7 - Financial Instruments: Disclosures; and
- IFRS 8 - Operating segments.

IFRS 7 introduces new disclosures to improve the information about financial instruments. It requires the disclosure of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk, including sensitivity analysis to market risk. It replaces IAS 30, Disclosures in the Financial Statements of Banks and Similar Financial Institutions, and disclosure requirements in IAS 32, Financial Instruments: Disclosure and Presentation. It is applicable to all entities that report under IFRS. The Group will apply IFRS 7 from annual periods beginning January 1, 2007.

IFRS 8, Operating Segments (effective for annual periods beginning on or after January 1, 2009) supersedes IAS 14, Segment Reporting and requires the reporting of financial and descriptive information about an entity's reportable segments on the basis of internal reports that are regularly reviewed by its management. The Group will apply IFRS 8 from January 1, 2009.

The Group is currently assessing the impact of both IFRS 7 and IFRS 8 on the Group's account.

3. PRINCIPAL ACCOUNTING POLICIES

The principal accounting policies adopted in preparing the financial statements of the Company and its subsidiaries are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

(a) Consolidation

The consolidated financial statements include the financial statements of the Company and all its subsidiaries made up to 31 December.

(i) Subsidiaries

Subsidiaries are all entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

The purchase method of accounting is used for acquisition of subsidiaries by the Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement.

Inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

In the Company's balance sheet, the investments in subsidiaries are stated at cost less provision for impairment losses (Note 3(f)). The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivables.

3. PRINCIPAL ACCOUNTING POLICIES *(continued)*

(a) Consolidation *(continued)*

(ii) Transactions and minority interests

The Group applies a policy of treating transactions with minority interests as transactions with parties external to the Group. Disposals to minority interests result in gains and losses for the Group that are recorded in the consolidated income statement. Purchases from minority interests result in goodwill, being the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary.

(iii) Associated companies

Associated companies are entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. In the consolidated financial statements, investments in associates are accounted for using the equity method of accounting and are initially recognized at cost. The Group's investment in associates includes goodwill (net of any accumulated impairment loss) identified on acquisition. Equity accounting involves recognizing in the consolidated income statement the Group's share of the profit or loss for the year of the associated companies.

When the Group's share of losses equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealised gains on transactions between the Group and its associated companies are eliminated to the extent of the Group's interest in the associated companies. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associated companies have been changed where necessary to ensure consistency with the policies adopted by the Group.

Dilution gains and losses in associated companies are recognized in the consolidated income statement.

In the Company's balance sheet, the investments in associated companies are stated at cost less provision for impairment losses (Note 3(f)). The results of associated companies are accounted for by the Company on the basis of dividends received and receivables.

3. PRINCIPAL ACCOUNTING POLICIES *(continued)*

(b) Foreign currencies

(i) Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). The consolidated financial statements are presented in Renminbi, which is the Company's functional and presentation currency.

(ii) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges or qualifying net investment hedges.

Changes in the fair value of monetary securities denominated in foreign currency classified as available for sale are analysed between translation differences resulting from changes in the amortised cost of the security and other changes in the carrying amount of the security. Translation differences related to changes in the amortised cost are recognised in profit or loss, and other changes in the carrying amount are recognised in equity.

Translation differences on non-monetary financial assets and liabilities are reported as part of the fair value gain or loss. Translation difference on non-monetary financial assets and liabilities such as equities held at fair value through profit or loss are recognised in profit or loss as part of the fair value gain or loss. Translation differences on non-monetary financial assets such as equities classified as available for sale are included in the available-for-sale reserve in equity.

3. PRINCIPAL ACCOUNTING POLICIES *(continued)*

(b) Foreign currencies *(continued)*

(iii) Group companies

The results and financial position of all the group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

- Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;
- Income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and
- All resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign operations, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders' equity. When a foreign operation is partially disposed of or sold, exchange differences that were recorded in equity are recognised in the income statement as part of the gain or loss on sale.

3. PRINCIPAL ACCOUNTING POLICIES *(continued)*

(c) Property, plant and equipment

Property, plant and equipment is stated at historical cost less accumulated depreciation and accumulated impairment loss. Historical cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditures incurred after the property, plant and equipment have been put into operation, such as repairs and maintenance and overhaul costs, are normally charged to expense in the year in which they are incurred. When the expenditure results in increase in the future economic benefits expected to be obtained from the use of the asset and the cost of the asset can be measured reliably, the expenditure is capitalized.

Depreciation of property, plant and equipment is provided using the straight-line method over their estimated useful lives, after taking into consideration their estimated residual value. The estimated useful lives of property, plant and equipment are as follows:

Buildings	20 years
Computer systems and software	3-11 years
Motor vehicles	6 years
Furniture, fixtures and other equipment	5-9 years
Leasehold improvements	Over the lease term

The asset's residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

When assets are sold or retired, their costs and accumulated depreciation are eliminated from the accounts and any gain or loss resulting from their disposals is included in the determination of net profit.

Assets under construction are stated at cost. Costs include construction and acquisition costs, and interest charges arising from borrowings used to finance the assets during the period of construction or installation and testing. No provision for depreciation is made on assets under construction until such time as the relevant assets are completed and ready for use.

3. PRINCIPAL ACCOUNTING POLICIES *(continued)*

(d) Intangible assets

Intangible assets mainly represent purchased computer software.

Cost of acquisition of the new software is capitalized and treated as an intangible asset if these costs are not an integral part of the related hardware. Software is amortized on a straight line basis over 3 years.

Costs incurred in order to restore or maintain the future economic benefits that an enterprise can expect from the originally assessed standard of performance of existing software systems are recognized as an expense when the restoration or maintenance work is carried out.

(e) Research and development costs

Expenditures for research and development are charged against income in the period incurred except for software development costs which comply strictly with the following criteria:

- It is technically feasible to complete the intangible asset so that it will be available for use or sale;
- Management intends to complete the intangible asset and use or sell it;
- There is an ability to use or sell the intangible asset;
- It can be demonstrated how the intangible asset will generate probable future economic benefits;
- Adequate technical, financial and other resources to complete the development and to use or sell the intangible asset are available; and
- The expenditure attributable to the intangible asset during its development can be reliably measured.

Capitalized development costs are amortized on a straight-line basis over their expected useful lives. The period of amortization does not normally exceed 5 years. During the year ended December 31, 2006, no development costs were capitalized as they did not meet all the criteria listed above (2005: nil).

3. PRINCIPAL ACCOUNTING POLICIES *(continued)*

(f) Impairment of assets

Assets that have an indefinite useful life or have not yet available for use are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

(g) Investments

The Group classified its investments into the following categories: held-to-maturity, trading and available-for-sale. Investments with fixed or determinable payments and fixed maturity that the Group's management has the positive intent and ability to hold to maturity other than loans and receivables originated by the Company are classified as held-to-maturity investments. Investments acquired principally for the purpose of generating a profit from short-term fluctuations in price are classified as trading. All other investments, other than loans and receivables originated by the Company, are classified as available-for-sale.

Held-to-maturity investments are included in non-current assets unless they mature within 12-months of the balance sheet date. Investments held for trading are included in current assets. Available-for-sale investments are classified as current assets if management intends to realize them within 12 months of the balance sheet date.

All purchases and sales of investments are recognized on the trade date, which is the date that the Group commits to purchase or sell the asset.

3. PRINCIPAL ACCOUNTING POLICIES *(continued)*

(g) Investments *(continued)*

Investments other than trading are initially measured at the fair value of the consideration given for them, including transaction costs. Investments held for trading are recognized at fair value, and transaction costs are expensed in the income statement.

Available-for-sale investments are subsequently carried at fair value without any deduction for transaction costs by reference to their quoted market price at the balance sheet date.

Gains or losses on measurement to fair value of available-for-sale investments are recognized directly in the fair value reserve in shareholders' equity, until the investment is sold or otherwise disposed off, or until it is determined to be impaired, at which time the cumulative gain or loss previously recognized in equity is included in net profit or loss for the period.

Changes in the fair values of trading investments are recognized in the income statement in the period in which they arise.

Held-to-maturity investments are carried at amortized cost using the effective interest rate method.

Financial assets are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.

(h) Operating leases (as the lessee)

Leases where substantially all the rewards and risks of ownership of the assets remain with the lessor are accounted for as operating leases. Rental payments under operating leases (net of any incentives received from the lessor) are charged to expense based on the straight-line method over the period of the leases.

3. PRINCIPAL ACCOUNTING POLICIES *(continued)*

(i) Inventories

Inventories, which principally comprise equipment for sale, spare parts and consumable items, are carried at the lower of cost or net realizable value. Cost is determined based on the first-in, first-out ("FIFO") method and comprises all costs of purchase and other costs incurred in bringing the inventories to their present location and condition. Net realizable value is the estimated selling price in the ordinary course of business less the estimated cost of completion and the estimated costs necessary to make the sale.

(j) Accounts receivable

Accounts receivable is recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment. A provision for impairment of accounts receivable is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments are considered indicators that the accounts receivable is impaired. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The carrying amount of the assets is reduced through the use of an allowance account, and the amount of the provision is recognized in the income statement. When an accounts receivable is uncollectible, it is written off against the allowance account for account receivables. Subsequent recoveries of amounts previously written off are credited against expense in the income statement.

(k) Cash and cash equivalents

Cash and cash equivalents are carried in the balance sheet at cost. Cash represents cash in hand and deposits with banks or other financial institutions which are repayable on demand. Cash equivalents represent short-term, highly liquid investments which are readily convertible into known amounts of cash with original maturities of three months or less and that are subject to an insignificant risk of change in value.

3. PRINCIPAL ACCOUNTING POLICIES *(continued)*

(l) Trade payables

Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

(m) Taxation

(i) Deferred income taxation

Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of an asset or liability and its carrying amount in the consolidated financial statements. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled. Deferred tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which the deductible temporary differences can be utilized.

(ii) Other tax

Other tax liabilities are provided in accordance with the regulations issued by the PRC government authorities.

(n) Employee benefits

All Chinese employees of the Group participate in employee social security plans, including pension, medical, housing and other welfare benefits, organized and administered by the government authorities. Other than the welfare benefits provided by these social security plans as disclosed, the Group has no material commitments to employees.

According to the relevant regulations, the premiums and welfare benefit contributions that should be borne by the Group are calculated based on percentages of the total salary of employees, subject to a certain ceiling, and are paid to the labor and social welfare authorities. Contributions to the plans are expensed as incurred.

3. PRINCIPAL ACCOUNTING POLICIES *(continued)*

(o) Provisions

A provision is recognized when the Group has a present obligation (legal or constructive) as a result of a past event and it is probable (i.e. more likely than not) that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimation can be made for the amount of the obligation. Provisions are not recognized for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using an estimated current market interest rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in provision reflecting the passage of time is recognized as interest expense.

(p) Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the rendering of services in the ordinary course of the Group's activities. Revenue is shown net of value-added tax, sales discounts and after eliminating sales within the Group.

The Group recognizes revenue when it is probable that the economic benefits associated with the transaction will flow to the Group and the revenue and costs incurred or to be incurred in respect of the transaction can be measured reliably on the following basis:

- Revenue for aviation information technology services is recognized when the services are rendered;
- Revenue for data network services is recognized when the services are rendered;
- Sale of equipment is recognized when the significant risks and rewards of ownership of the goods have been transferred to the buyer;

3. PRINCIPAL ACCOUNTING POLICIES *(continued)*

(p) Revenue recognition *(continued)*

- Revenue for equipment installation project is recognized by reference to the stage of completion when this can be measured reliably. The stage of completion is determined in the proportion that contract costs incurred for work performed to date bear to the estimated total contract costs. When the outcome of the transaction involving the rendering of services cannot be estimated reliably, revenue is recognized only to the extent of expenses recognized that are recoverable. In the period in which it is determined that a loss will result from the performance of the contract, the entire amount of the estimated ultimate loss is charged against income;

- Interest income is recognized on a time-proportion basis, taking into account the principal amounts outstanding and the applicable interest rates; and

- Dividend income is recognized when the right to receive payment is established.

(q) Dividend distribution

Dividend distribution to the Company's equity holders is recognized as a liability in the Group's financial statements in the period in which the dividends are approved by the Company's shareholders.

(r) Share Capital

Ordinary shares are classified as equity. Mandatory redeemable preference shares are classified as liabilities.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Where any Group company purchases the Company's equity share capital (treasury shares), the consideration paid, including any directly attributable incremental costs (net of income taxes,) is deducted from equity attributable to the Company's equity holders until the shares are cancelled or reissued. Where such shares are subsequently reissued, any consideration received (net of any directly attributable incremental transaction costs and the related income tax effects) is included in equity attributable to the Company's equity holders.

4. CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of financial statements in conformity with IFRS requires the Company to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. On an on-going basis, the Company evaluates its estimates based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below:

(a) Sales discount

Revenues derived from aviation information technology services and data network services are recognized net of sales discount. The amount of sales discount is subject to negotiation with customers. In certain cases, in situation where final agreement has not been reached, management makes an estimate of the discounts with reference to the status of negotiation and taking into accounts of historical experiences and industry performance.

(b) Depreciation of property, plant and equipment

The property, plant and equipment of the Group are depreciated at rates sufficient to write off their costs less accumulated impairment losses and estimated residual values over their estimated useful lives on a straight-line basis. The Group reviewed the useful lives periodically to ensure that the method and rates of depreciation are consistent with the expected pattern of economic benefits from the property, plant and equipment. The Group estimates the useful lives of the property, plant and equipment as set out in Note 3(c) based on the historical experience with similar assets, taking into account anticipated technological changes. The depreciation expenses in the future periods will change if there are significant changes to these estimates.

(c) Impairment of assets

At each balance sheet date, the Group considers both internal and external sources of information to assess whether there is any indication that assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated and an impairment loss is recognized to reduce the carrying amount of the asset to its recoverable amount. Accordingly, there will be an impact to the future results if there is a significant change in the recoverable amounts of the assets.

4. CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS *(continued)*

(d) Fair value

The Group estimates the fair value of its financial assets and financial liabilities including accounts receivable, prepayments, other current assets, accounts payable, accrued liabilities and other current liabilities by discounting its future contractual cash flows at the estimated current market interest rate that is available to the Group for similar financial instruments. The future values will change if there are changes in the estimated market interest rate.

(e) Income taxes

The Group is subject to income taxes in both PRC and other jurisdictions. Significant judgment is required in determining the provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

5. REVENUES

Revenues primarily comprise the service fees earned by the Group for the provision of the Group's aviation information technology services and related data network services. A substantial portion of these revenues was generated from the shareholders of the Company.

6. PROFIT BEFORE TAXATION

Profit before taxation is arrived at after charging (crediting) the following:

	2006	2005
	RMB'000	*RMB'000*
After charging:		
Depreciation	**218,097**	171,871
Amortization of intangible assets	**8,409**	9,129
Amortization of leasehold improvements	**2,672**	1,015
Loss on disposal of property, plant and equipment	**83**	1,240
Provision for impairment of receivables	**10,608**	5,003
Provision for impairment of inventory	**106**	—
Cost of equipment sold	**25,229**	15,569
Contributions to defined contribution pension scheme	**17,921**	12,666
Auditors' remuneration	**2,520**	2,145
Exchange loss	**15,218**	14,572
Contribution to housing fund	**12,591**	11,171
Research and development expenses	**234,050**	180,247
After crediting:		
Interest income	**(67,624)**	(53,013)

7. DIRECTORS', SUPERVISORS' AND SENIOR MANAGEMENT'S EMOLUMENTS

(1) Directors' and Supervisors' emoluments

The following table sets out the emoluments paid to the Company's directors and supervisors during the year ended December 31, 2006 (tax inclusive):

	Year ended December 31, 2006					
Name of Director and Supervisor	Remuneration for Director *RMB'000*	Bonus for Director *RMB'000*	Salary of employee, Allowances and Benefits (employer's contribution inclusive) *RMB'000*	Employees' Discretionary bonuses *RMB'000*	Employer's contribution to pension scheme for employee *RMB'000*	Total *RMB'000*
Chairman of the Board						
Mr. Zhu Yong *	—	—	—	—	—	—
Executive directors						
Mr. Zhu Xiaoxing	—	—	190	307	19	516
Mr. Ding Weiping	—	—	105	391	19	515
Mr. Song Jinxiang	—	—	105	391	19	515
Non-Executive Directors						
Mr. Wang Quanhua *	—	—	—	—	—	—
Mr. Cao Jianxiong *	—	—	—	—	—	—
Mr. Gong Guokui (ii) *	—	—	—	—	—	—
Mr. Rong Gang *	—	—	—	—	—	—
Mr. Yang Yatie *	—	—	—	—	—	—
Mr. Li Xiaoguang *	—	—	—	—	—	—
Ms. Si Yupei *	—	—	—	—	—	—
Mr. Song Jian *	—	—	—	—	—	—
Independent Non-Executive directors						
Mr. Yick Wing Fat, Simon (iv)	90	—	—	—	—	90
Mr. Chow Kwok Wah, James	90	—	—	—	—	90
Mr. Wu Jiapei	90	—	—	—	—	90
Supervisors						
Ms. Li Xiaojun*	—	—	—	—	—	—
Ms. Du Hongying*	—	—	—	—	—	—
Mr. Zhang Yakun*	—	—	—	—	—	—
Mr. Wang Yongqiang*	—	—	—	—	—	—
Mr. Chen Lihong*	—	—	—	—	—	—
Mr. Tan Xiaoxu (Staff Representative Supervisor)	—	—	99	343	19	461
Mr. Zhang Xin (Staff Representative Supervisor)	—	—	72	165	19	256
Mr. Rao Geping (Independent Supervisor)	—	—	—	—	—	—

7. DIRECTORS', SUPERVISORS' AND SENIOR MANAGEMENT'S EMOLUMENTS *(continued)*

(1) Directors' and Supervisors' emoluments *(continued)*

The following table sets out the emoluments paid to the Company's directors and supervisors during the year ended December 31, 2005 (tax inclusive):

	Year ended December 31, 2005					
Name of Director and Supervisor	Remuneration for Director	Bonus for Director	Salary of employee, Allowances and Benefits (employer's contribution inclusive)	Employees' Discretionary bonuses	Employer's contribution to pension scheme for employee	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Chairman of the Board						
Mr. Zhu Yong *	—	—	—	—	—	—
Executive directors						
Mr. Zhu Xiaoxing	—	—	190	232	16	438
Mr. Ding Weiping	—	—	110	335	16	461
Mr. Song Jinxiang	—	—	110	335	16	461
Non-Executive Directors						
Mr. Wang Quanhua *	—	—	—	—	—	—
Mr. Cao Jianxiong *	—	—	—	—	—	—
Mr. Zhang Xueren (i) *	—	—	—	—	—	—
Mr. Gong Guokui (ii) *	—	—	—	—	—	—
Mr. Rong Gang *	—	—	—	—	—	—
Mr. Yang Yatie *	—	—	—	—	—	—
Mr. Li Xiaoguang *	—	—	—	—	—	—
Ms. Si Yupei *	—	—	—	—	—	—
Mr. Song Jian *	—	—	—	—	—	—
Independent Non-Executive directors						
Mr. Yick Wing Fat, Simon (iv)	54	—	—	—	—	54
Mr. Chow Kwok Wah, James	90	—	—	—	—	90
Mr. Wu Jiapei	90	—	—	—	—	90
Mr. Lee Kwok Ming, Don (iii)	36	—	—	—	—	36

7. DIRECTORS', SUPERVISORS' AND SENIOR MANAGEMENT'S EMOLUMENTS *(continued)*

(1) Directors' and Supervisors' emoluments *(continued)*

The following table sets out the emoluments paid to the Company's directors and supervisors during the year ended December 31, 2005 (tax inclusive):

	Year ended December 31, 2005					
Name of Director and Supervisor	Remuneration for Director	Bonus for Director	Salary of employee, Allowances and Benefits (employer's contribution inclusive)	Employees' Discretionary bonuses	Employer's contribution to pension scheme for employee	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Supervisors						
Ms. Li Xiaojun*	–	–	–	–	–	–
Ms. Du Hongying*	–	–	–	–	–	–
Mr. Zhang Yakun*	–	–	–	–	–	–
Mr. Wang Yongqiang*	–	–	–	–	–	–
Mr. Chen Lihong*	–	–	–	–	–	–
Mr. Tan Xiaoxu (Staff Representative Supervisor)	–	–	103	291	16	410
Mr. Zhang Xin (Staff Representative Supervisor)	–	–	73	142	16	231
Mr. Rao Geping (Independent Supervisor)	–	–	–	–	–	–

* These directors and supervisors are employees of the shareholders of the Company or their subsidiaries, and obtain emoluments from them.

(i) Resigned on August 23, 2005
(ii) Appointed on August 23, 2005
(iii) Resigned on August 23, 2005
(iv) Appointed on August 23, 2005

During the years, no director had waived or agreed to waive any emolument.

7. DIRECTORS', SUPERVISORS' AND SENIOR MANAGEMENT'S EMOLUMENTS *(continued)*

(2) Five highest paid individuals

The five individuals whose emoluments were the highest in the Group for the year include three (2005: three) directors whose emoluments are reflected in the analysis presented above. The emoluments payable to the remaining two (2005: two) individuals during the year are as follows:

	2006	2005
	RMB'000	*RMB'000*
Basic salaries and allowances	**277**	210
Bonus	**666**	657
Retirement benefits	**38**	34
	981	901

The annual emoluments paid during the year ended December 31, 2006 to each of the directors (including the five highest paid employees) fell within the band from RMB nil to RMB1 million (2005: from RMB nil to RMB1 million).

During the year ended December 31, 2006, no emolument was paid to the five highest-paid individuals (including directors and employees) as an inducement to join or upon joining the Company or as compensation for loss of office (2005: nil).

8. RETIREMENT BENEFITS

All the full time employees of the Group are covered by a state-sponsored pension scheme under which the employees are entitled to an annual pension equal to their basic salaries at their retirement dates. The PRC government is responsible for the pension liability to these retired employees. The Group was required to make specified contributions to the state-sponsored pension scheme at the rate of 20% of the employees' basic salaries for the year ended December 31, 2006 (2005: 20%). The contributions to the pension scheme made by the Group for the year ended December 31, 2006 amounted to approximately RMB17,921,000 (2005: RMB12,666,000). This amount was recorded in other operating expenses. Under this scheme, the Group has no obligation for post-retirement benefits beyond the annual contributions made.

9. HOUSING FUND

All the full-time employees of the Group are entitled to participate in a state-sponsored housing fund. The fund can be used by the employees for housing purchases, or may be withdrawn upon their retirement. The Group is required to make annual contributions to a state-sponsored housing fund equivalent to a certain percentage of each employee's salary. The contributions by the Group to the housing fund for the year ended December 31, 2006 amounted to approximately RMB12,591,000 (2005: RMB11,171,000). This amount was recorded in other operating expenses.

The average number of employees in 2006 was 2,388 (2005: 2,089).

10. TAXATION

Income Tax

	2006	2005
	RMB'000	*RMB'000*
PRC enterprise income tax expenses	**98,484**	51,026
Overseas taxation	**(63)**	37
	98,421	51,063

Taxation of the Group except for HongKong Company, Singapore Company, Japan Company, and Korea Company is provided based on the tax laws and regulations applicable to PRC enterprises. The Group provides for PRC enterprise income tax on the basis of its income for statutory financial reporting purposes, adjusted for income and expense items that are not assessable or deductible for tax purposes.

Under PRC income tax law, the Company is subject to enterprise income tax ("EIT") at a rate of 33% on the taxable income as reported in its statutory accounts which are prepared based on the accounting principles and financial regulations applicable to PRC enterprises. The Company was registered as a new technology enterprise in October 2000 in Zhongguancun Haidian Science Park and has been approved by the Haidian State Tax Bureau (Document (2000) Haiguoshuiersuo No.19) to enjoy an EIT preferential rate of 7.5% from January 1, 2003 to December 31, 2005. The Company was then subject to an EIT rate of 15% in 2006 onward.

The relevant authorities issued a notice dated January 9, 2007 recognising the Company as an "Important Software Enterprise" in 2006 under the National Planning Layout. According to the relevant regulations, the Company is entitled to a preferential tax rate of 10% in the year of recognition.

10. TAXATION *(continued)*

Income Tax *(continued)*

The Company has already paid EIT at the rate of 15% for the financial year ended December 31, 2006. According to the related regulation, the EIT paid by the Company for the financial year ended December 31, 2006 over the newly announced preferential tax rate of 10% will be refunded to the Company in the subsequent year. Its impact will be accounted for in 2007 financial statements accordingly.

The Company's subsidiaries are entitled to different preferential tax rates, ranging from 15% to 33%. These subsidiaries are located in special economic zones for which the applicable tax rate is 15% or designated as "New Technology Enterprise" for which the applicable tax rate is 15%. In addition, these subsidiaries are entitled to certain reductions in tax rates in their initial years of operations.

The reconciliation between the Group's actual tax charge and the amount which is calculated based on the weighted average statutory tax rate is as follows:

	2006	2005
	RMB'000	*RMB'000*
Profit before taxation	**627,942**	594,757
Weighted average statutory tax rate	**33%**	33%
Tax calculated at domestic tax rates applicable to profits in the respective countries	**207,221**	196,270
Non-taxable income	**(450)**	(225)
Non-deductible expense	**5,444**	4,194
Effect of preferential tax rates	**(113,794)**	(149,176)
Tax charge	**98,421**	51,063

No deferred income taxes had been provided at each of the balance sheet dates as no significant temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statement.

Business Taxes

The Group is subject to business taxes on its service revenues:

Aviation information technology service and data network	3%
Training, technical support service, rental and others	5%

10. TAXATION *(continued)*

Value-Added Tax ("VAT")

The Group's sales of equipment are subject to Value Added Tax (VAT). The Company and one of its subsidiaries, InfoSky are certified by the tax authorities as general tax payers, and other subsidiaries of the Company are small-scale VAT tax payers. The applicable tax rate is 17% for general tax payers, and 4%-6% for small-scale VAT tax payers.

For general tax payers, input VAT from purchase of equipment for sale can be netted off against output VAT from sales.

VAT payable or receivable is the net difference between periodic output and deductible input VAT.

11. EARNINGS PER SHARE

Earnings per share for the year ended December 31, 2006 and December 31, 2005 have been computed by dividing the profit attributable to the equity holders of the Company, of RMB515,587,000 and RMB529,647,000, by the weighted average number of 888,157,500 and 888,157,500 ordinary shares issued and outstanding for the years ended December 31, 2006 and December 31, 2005, respectively.

There were no potential dilutive ordinary shares outstanding during the years ended December 31, 2006 and 2005.

12. DIVIDENDS AND OTHER DISTRIBUTION

The shareholders in the annual general meeting on May 25, 2006 approved the final dividend in respect of 2005 of RMB0.23 per share amounting to a total of RMB204,276,225. The amount was accounted for in shareholders' equity as an appropriation of retained earnings in 2006.

The Board proposed a cash dividend of RMB0.22 per share for the year ended December 31, 2006, amounting to approximately RMB195,394,650. The proposed cash dividend distribution is subject to shareholders' approval in their next general meeting and will be recorded in the Group's financial statements for the year ending December 31, 2007.

The Board further proposed a bonus issue of 888,157,500 new ordinary shares of RMB1 each to its shareholders on the basis of one new ordinary share to one ordinary share held, by conversion of reserves amounting to RMB888,157,500 into paid-in capital. This proposal is also subject to shareholders' approval and relevant regulatory approvals.

13. PROPERTY, PLANT AND EQUIPMENT, NET

At December 31, property, plant and equipment comprised:

The Group:

	Buildings RMB'000	Computer systems and software RMB'000	Motor vehicles RMB'000	Furniture, fixtures and other equipment RMB'000	Assets under construction RMB'000	Leasehold improvement RMB'000	Total RMB'000
Cost							
As at January 1, 2005	55,348	1,177,904	29,156	26,153	—	—	1,288,561
Purchases	3,148	413,123	5,993	5,377	181	—	427,822
Disposals / write off	—	(66,422)	(907)	(1,680)	—	—	(69,009)
As at December 31,2005	58,496	1,524,605	34,242	29,850	181	—	1,647,374
Purchases	2,710	119,662	5,077	9,245	3,464	14,044	154,202
Transfer upon completion	—	484	—	—	(484)	—	—
Disposals / write off	—	(6,114)	(1,664)	(610)	—	—	(8,388)
As at December 31,2006	61,206	1,638,637	37,655	38,485	3,161	14,044	1,793,188
Accumulated depreciation							
As at January 1, 2005	(6,838)	(779,109)	(14,316)	(13,180)	—	—	(813,443)
Charge for the year	(2,496)	(158,481)	(5,121)	(5,773)	—	—	(171,871)
Disposals / write off	—	63,720	879	1,666	—	—	66,265
As at December 31, 2005	(9,334)	(873,870)	(18,558)	(17,287)	—	—	(919,049)
Charge for the year	(2,892)	(206,368)	(4,427)	(4,410)	—	(2,672)	(220,769)
Disposals / write off	—	5,711	1,525	543	—	—	7,779
As at December 31, 2006	(12,226)	(1,074,527)	(21,460)	(21,154)	—	(2,672)	(1,132,039)
Net book value							
As at December 31, 2005	49,162	650,735	15,684	12,563	181	—	728,325
As at December 31, 2006	48,980	564,110	16,195	17,331	3,161	11,372	661,149

13. PROPERTY, PLANT AND EQUIPMENT, NET *(continued)*

The Company:

	Buildings	Computer systems and software	Motor vehicles	Furniture, fixtures and other equipment	Leasehold Improvement	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Cost						
As at January 1, 2005	30,098	1,164,726	17,916	18,884	—	1,231,624
Purchases	2,795	412,305	2,677	3,121	—	421,098
Disposals / write off	—	(64,310)	(508)	(777)	—	(65,595)
As at December 31, 2005	32,893	1,512,721	20,285	21,228	—	1,587,127
Purchases	—	118,428	3,849	7,553	12,443	142,273
Disposals / write off	—	(5,711)	(923)	(453)	—	(7,087)
As at December 31, 2006	32,893	1,625,438	23,211	28,328	12,443	1,722,313
Accumulated depreciation						
As at January 1, 2005	(2,410)	(769,839)	(9,143)	(8,957)	—	(790,349)
Charge for the year	(1,306)	(157,231)	(2,394)	(4,344)	—	(165,275)
Disposals / write off	—	62,512	493	746	—	63,751
As at December 31, 2005	(3,716)	(864,558)	(11,044)	(12,555)	—	(891,873)
Charge for the year	(1,595)	(205,345)	(2,502)	(2,857)	(2,045)	(214,344)
Disposals / write off	—	5,474	895	439	—	6,808
As at December 31, 2006	(5,311)	(1,064,429)	(12,651)	(14,973)	(2,045)	(1,099,409)
Net book value						
As at December 31, 2005	29,177	648,163	9,241	8,673	—	695,254
As at December 31, 2006	27,582	561,009	10,560	13,355	10,398	622,904

14. INTANGIBLE ASSETS, NET

	The Group		The Company	
	2006	2005	**2006**	2005
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Cost				
As at January 1	**48,268**	41,084	**44,222**	37,038
Additions	**5,146**	7,184	**3,364**	7,184
As at December 31	**53,414**	48,268	**47,586**	44,222
Accumulated amortisation				
As at January 1	**(35,036)**	(25,907)	**(31,772)**	(23,468)
Amortisation for the year	**(8,409)**	(9,129)	**(7,906)**	(8,304)
As at December 31	**(43,445)**	(35,036)	**(39,678)**	(31,772)
Net book value				
As at December 31	**9,969**	13,232	**7,908**	12,450

The intangible assets of the Group and the Company represent computer software acquired.

15. INVESTMENTS IN SUBSIDIARIES

	The Group		The Company	
	2006	2005	**2006**	2005
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Investments, at cost:	–	—	**37,507**	35,951

A listing of the Company's subsidiaries is shown in *Note 1*.

16. INVESTMENTS IN ASSOCIATED COMPANIES

	The Group		The Company	
	2006	2005	**2006**	2005
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Beginning of the year	**53,854**	42,424	**11,890**	8,890
Share of profit	**11,727**	11,312	**–**	—
Dividend received from associated companies	**(7,138)**	(2,882)	**–**	—
Additional capital contribution	**9,900**	3,000	**9,900**	3,000
End of the year	**68,343**	53,854	**21,790**	11,890

A listing of the Group's associates is shown in *Note 1*.

17. OTHER LONG-TERM INVESTMENT

At December 31, the Company and the Group had the following held-to-maturity investment:

	Interest rate and maturity	**2006**	2005
		RMB'000	*RMB'000*
Treasury bonds	3% per annum with maturity in December 2008	**100,000**	100,000

18. OTHER LONG-TERM ASSETS

At December 31, other long-term assets of the Company and the Group mainly comprised long-term rental deposits.

19. INVENTORIES

	The Group		The Company	
	2006	2005	**2006**	2005
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Equipment for sale	**4,359**	2,792	**2,632**	352
Spare parts	**83**	8	**—**	—
Other	**162**	590	**—**	—
Total	**4,604**	3,390	**2,632**	352
Provision for impairment of inventories	**(106)**	—	**—**	—
Total	**4,498**	3,390	**2,632**	352

No inventories have been pledged as security for borrowings with the Group and the Company.

20. ACCOUNTS RECEIVABLE, NET

	The Group		The Company	
	2006	2005	**2006**	2005
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Accounts receivable	**87,960**	63,271	**60,997**	33,313
Provision for impairment of receivables	**(3,078)**	(1,755)	**(2,872)**	(1,557)
Accounts receivable, net	**84,882**	61,516	**58,125**	31,756

The credit period is normally within six months after the services are rendered.

The carrying amounts of the Group's accounts receivable approximated its fair value as at December 31, 2006 because of the short-term maturities of these receivables.

As December 31, 2006 and 2005, the ageing analysis of the accounts receivable was as follows:

	The Group		The Company	
	2006	2005	**2006**	2005
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Within 6 months	**73,294**	42,694	**56,190**	30,308
Over 6 months but within 1 year	**4,859**	5,033	**2,196**	1,546
Over 1 year but within 2 years	**2,083**	14,280	**1,224**	334
Over 2 years but within 3 years	**6,598**	142	**265**	3
Over 3 years	**1,126**	1,122	**1,122**	1,122
Accounts receivable	**87,960**	63,271	**60,997**	33,313
Provision for impairment of receivables	**(3,078)**	(1,755)	**(2,872)**	(1,557)
Accounts receivable, net	**84,882**	61,516	**58,125**	31,756

20. ACCOUNTS RECEIVABLE, NET *(continued)*

The movement of provision for impairment of receivables is as follows:

	The Group		The Company	
	2006	2005	**2006**	2005
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Balance at beginning of year	**1,755**	2,137	**1,557**	1,557
Provision(write back)	**1,323**	(382)	**1,315**	—
Balance at end of year	**3,078**	1,755	**2,872**	1,557

The carrying amounts of the accounts receivable are denominated in the following currencies:

	The Group		The Company	
	2006	2005	**2006**	2005
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
RMB	**27,587**	19,837	**16,722**	1,016
HKD denominated	**4,112**	4,597	**2,077**	4,038
USD denominated	**56,213**	38,837	**42,198**	28,259
Others	**48**	—	**—**	—
	87,960	63,271	**60,997**	33,133

21. DUE FROM RELATED PARTIES, NET

	The Group		The Company	
	2006	2005	**2006**	2005
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Within 6 months	**289,133**	267,399	**279,376**	261,559
Over 6 months but within 1 year	**10,889**	3,932	**10,855**	3,727
Over 1 year but within 2 years	**7,685**	5,152	**7,157**	5,148
Over 2 years but within 3 years	**5,148**	1,005	**5,148**	992
Over 3 years	**1,880**	888	**1,880**	888
Due from related parties	**314,735**	278,376	**304,416**	272,314
Provision for impairment of receivables	**(14,665)**	(5,385)	**(14,665)**	(5,385)
Due from related parties, net	**300,070**	272,991	**289,751**	266,929

These balances are trade related, interest free, unsecured and generally repayable within six months.

During the year, the Group recognized an impairment loss of approximately RMB9,280,000 (2005: RMB5,385,000) for the estimated losses resulting from the inability of its related parties to make the required payments.

22. DUE FROM SUBSIDIARIES, NET

	The Group		The Company	
	2006	2005	**2006**	2005
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Within 6 months	–	—	**8,540**	7,344
Over 6 months but within 1 year	–	—	**2,287**	3,404
Over 1 year but within 2 years	–	—	**3,783**	10,621
Over 2 years but within 3 years	–	—	**4,813**	10,662
Over 3 years	–	—	**10,615**	4,751
Total	–	—	**30,038**	36,782
Provision for impairment of receivables	–	—	**(7,811)**	(7,811)
Due from subsidiaries, net	–	—	**22,227**	28,971

These balances are trade related; interest free and unsecured.

23. DUE FROM ASSOCIATED COMPANIES

These balances are trade related; interest free, unsecured and generally repayable within one year.

24. PREPAYMENTS AND OTHER CURRENT ASSETS

	The Group		The Company	
	2006	2005	**2006**	2005
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Advance payments	**13,578**	8,550	**5,050**	6,994
Interest receivable	**28,894**	25,840	**28,894**	25,840
Prepaid expenses	**13,045**	8,986	**12,775**	8,761
Other current assets	**6,547**	4,696	**1,069**	291
Total	**62,064**	48,072	**47,788**	41,886

25. SHORT-TERM BANK DEPOSITS

	The Group		The Company	
	2006	2005	**2006**	2005
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
RMB	**1,601,100**	1,489,362	**1,530,000**	1,432,362
HKD denominated	**221,034**	336,851	**221,034**	333,210
USD denominated	**62,470**	121,064	**62,470**	121,064
	1,884,604	1,947,277	**1,813,504**	1,886,636

The annual interest rate on short-term bank deposits ranges from 1.71% to 4.89% (2005: 1.88% to 3.70%) and these deposits have a maturity period ranging from 6 to 36 months (2005: 6 to 36 months).

26. CASH AND CASH EQUIVALENTS

	The Group		The Company	
	2006	2005	**2006**	2005
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Cash				
RMB	**300**	156	**110**	2
HKD denominated	**30**	31	**–**	—
USD denominated	**1**	7	**–**	—
Others	**8**	31	**–**	—
	339	225	**110**	2
Demand deposits				
RMB	**1,064,720**	760,228	**1,022,124**	709,142
USD denominated	**109,976**	77,858	**79,295**	38,230
HKD denominated	**55,921**	18,062	**45,488**	9,272
Others	**2,210**	438	**–**	—
	1,232,827	856,586	**1,146,907**	756,644
Total cash and cash equivalents	**1,233,166**	856,811	**1,147,017**	756,646

27. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	The Group		The Company	
	2006	2005	**2006**	2005
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Accounts payable	**110,142**	116,612	**96,457**	100.538
Accrued departure technology support fee	**55,476**	52,144	**62,494**	54,783
Accrued bonus to employees	**44,279**	46,174	**42,729**	46,174
Accrued technical support fee	**27,548**	19,725	**25,742**	18,714
Accrued network usage fees	**45,565**	28,412	**45,565**	28,412
Other accruals	**51,908**	63,394	**47,774**	52,835
	334,918	326,461	**320,761**	301,456

As December 31, 2006, approximately RMB123,664,000 of the above balances were denominated in US dollars (2005: RMB111,419,000).

The ageing analysis of accounts payable was as follows:

	The Group		The Company	
	2006	2005	**2006**	2005
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Within 6 months	**25,238**	60,549	**16,059**	54,219
Over 6 months but within 1 year	**8,773**	12,938	**6,758**	5,360
Over 1 year but within 2 years	**55,809**	2,978	**53,531**	839
Over 2 years but within 3 years	**754**	12,121	**541**	12,094
Over 3 years	**19,568**	28,026	**19,568**	28,026
Total accounts payable	**110,142**	116,612	**96,457**	100,538
Accrued liabilities	**224,776**	209,849	**224,304**	200,918
Total	**334,918**	326,461	**320,761**	301,456

28. DUE TO RELATED PARTIES

	The Group		The Company	
	2006	2005	**2006**	2005
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Within 6 months	**1,153**	—	**152**	—
Over 6 months but within 1 year	**50,945**	71,842	**50,850**	71,842
Over 1 year but within 2 years	**11,366**	3,277	**10,794**	2,788
Over 2 years but within 3 years	**3,116**	5,247	**2,787**	5,247
Over 3 years	**18,862**	13,615	**9,524**	4,277
Total	**85,442**	93,981	**74,107**	84,154

These balances comprised mainly dividend payables.

29. TAXES PAYABLE

	The Group		The Company	
	2006	2005	**2006**	2005
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Enterprise income tax payable	**7,605**	17,159	**4,655**	13,876
Business tax payable	**17,640**	14,409	**16,977**	13,587
VAT payable	**167**	367	**(126)**	110
Other	**6,475**	3,763	**6,141**	3,234
Total	**31,887**	35,698	**27,647**	30,807

30. PAID-IN CAPITAL

The paid-In capital as at December 31, 2006 represented 577,303,500 Domestic Shares that were ssued by the Company upon incorporation and 310,854,000 H Shares that were issued by the Company in February, 2001.

	2006 Number of shares *'000*	2006 Amount *RMB'000*
Authorised:		
Domestic Shares of RMB1 each	**577,304**	577,304
H Shares of RMB1 each	**310,854**	310,854
Total shares of RMB1 each	**888,158**	888,158
Issued and fully paid:		
Domestic Shares of RMB1 each	**577,304**	577,304
H Shares of RMB1 each	**310,854**	310,854
Total shares of RMB1 each	**888,158**	888,158

31. RESERVES

The Group

	Capital Surplus RMB'000	Statutory Surplus Reserve Fund RMB'000	Statutory Public Welfare Fund RMB'000	Discretionary Surplus Reserve Fund RMB'000	Currency translation differences RMB'000	Total RMB'000
Balance as at January 1, 2005	1,194,956	165,866	155,335	203,383	—	1,719,540
Transfer from retained earnings	—	52,138	51,995	88,231	—	192,364
Currency translation differences	—	—	—	—	(450)	(450)
Balance as at December 31, 2005,	1,194,956	218,004	207,330	291,614	(450)	1,911,454
Transfer from Statutory Public Welfare Fund	—	207,330	(207,330)	—	—	—
Transfer from retained earnings	—	52,248	—	103,111	—	155,359
Currency translation differences	—	—	—	—	(701)	(701)
Balance as at December 31, 2006	1,194,956	477,582	—	394,725	(1,151)	2,066,112

31. RESERVES *(continued)*

The Company

	Capital Surplus	Statutory Surplus Reserve Fund	Statutory Public Welfare Fund	Discretionary Surplus Reserve Fund	Currency translation differences	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Balance as at January 1, 2005	1,194,956	164,538	154,164	203,297	—	1,716,955
Transfer from retained earnings	—	51,390	51,390	88,231	—	191,011
Balance as at December 31, 2005,	1,194,956	215,928	205,554	291,528	—	1,907,966
Transfer from Statutory Public Welfare Fund	—	205,554	(205,554)	—	—	—
Transfer from retained earnings	—	51,478	—	102,779	—	154,257
Balance as at December 31, 2006	1,194,956	472,960	—	394,307	—	2,062,223

32. APPROPRIATIONS AND DISTRIBUTION OF PROFIT

In accordance with the Company Law of PRC, which was revised on October 27, 2005 and became effective on January 1, 2006, and the Articles of Association of the Company, the Company would not make any appropriations to the statutory public welfare fund commencing from 2006. According to the Circular on corporate accounting treatment following the implementation of Company Law issued by the Ministry of Finance on March 15, 2006, the balance of the statutory public welfare fund as at December 31, 2005 was transferred into the statutory surplus reserve fund.

In Year 2006, according to the Company Law of PRC, related regulations, and the Articles of Association of the Company, the distributable net profit after taxation and minority interest is distributed in order as follows:

(i) making up cumulative prior years' losses, if any;

(ii) appropriation to the statutory surplus reserve fund;

(iii) appropriation to the discretionary surplus reserve fund; and

(iv) appropriation to the distribution of dividends for ordinary shares.

For the year ended December 31, 2006, the Board proposed appropriations of RMB51,478,000 and RMB99,006,000 to the statutory surplus reserve fund and discretionary surplus reserve fund, respectively. For the year ended December 31, 2005, the Board of Directors proposed appropriations of RMB51,390,000, RMB51,390,000 and RMB102,779,000 to the statutory surplus reserve fund, the statutory public welfare fund and discretionary surplus reserve fund, respectively.

The annual general meeting on May 25, 2006 approved the appropriation of RMB102,779,000 to the discretionary surplus reserve fund under profit distribution. The amount was accounted for in shareholder's equity as a distribution of retained earnings in Year 2006.

The proposed appropriation of RMB99,006,000 to the discretionary surplus reserve fund for the year ended December 31, 2006 is subject to shareholders' approval at the next general meeting. Therefore, the amount will be recorded in the Group's financial statements for year ending December 31, 2007.

After the appropriations mentioned above, the retained earnings available for distribution as at December 31, 2006 was approximately RMB787,939,000 (2005: RMB627,922,000).

The profit attributable to equity holders of the Company is dealt with in the financial statements of the Company to the extent of RMB495,029,000 for the year ended December 31, 2006 (2005: RMB513,896,000).

33. CASH GENERATED FROM OPERATING ACTIVITIES

	2006	2005
	RMB'000	*RMB'000*
Profit before taxation	**627,942**	594,757
Adjustments for:		
Depreciation and amortization	**229,178**	182,015
Loss on disposal of property, plant and equipment	**83**	1,240
Interest income	**(67,624)**	(53,013)
Provision for impairment of receivables	**10,608**	5,003
Provision for impairment of inventories	**106**	—
Share of results from associated companies	**(11,727)**	(11,312)
Exchange loss and the change of currency translation differences	**14,517**	—
Operating profit before working capital changes	**803,083**	713,690
Decrease (increase) in current assets:		
Accounts receivable	**(24,689)**	(22,964)
Inventories	**(1,214)**	708
Prepayments and other current assets	**(4,391)**	26,837
Due from related parties/associated companies	**(36,237)**	(165,960)
Increase (decrease) in current liabilities:		
Accounts payable and accrued liabilities	**14,410**	(102,459)
Deferred revenue	**473**	(1,170)
Due to related parties	**1,733**	(1,643)
Taxes payable	**5,743**	1,195
Cash generated from operations	**758,911**	453,234

34. FINANCIAL INSTRUMENTS

Financial risk management

The Group is exposed to financial risks arising from the Group's credit, changes in interest and foreign exchange rates.

The Group continues to monitor and manage these risks and will take appropriate actions should there be any changes to the Group's risk profile.

- **Credit risks**

  The extent of the Group's credit exposure is represented by aggregated balance of cash and cash equivalents, short-term bank deposits, accounts receivable, advance to suppliers, amounts due from associated companies and related parties and treasury bonds. The maximum credit risk exposure in the event that other parties fail to perform their obligations under these financial instruments was approximately RMB3,665 million as at December 31, 2006 (2005: RMB3,291 million).

  Counterparties to financial instruments primarily consist of State-owned banks in the PRC, and a large number of airlines and travel agents. The Group does not expect any counterparties to fail to meet their obligations. The Group has concentrations of credit risk with these entities.

- **Foreign currency risk**

  The Group's foreign exchange risk arises from commercial transactions, and recognised assets and liabilities. Fluctuation of the exchange rates of Renminbi against foreign currencies could affect the Group's results of operations.

- **Cash flow and fair value interest rate risk**

  As the Group has RMB3,218 million in interest-bearing assets as at December 31, 2006 (2005: RMB2,904 million), which are mainly bank deposits and treasury bond, the Group's income and operating cash flows are affected by the changes in market interest rates.

34. FINANCIAL INSTRUMENTS *(continued)*

Fair values

The Group's financial instruments mainly consist of cash and cash equivalents, short-term bank deposits, accounts receivable, advance to suppliers, due from associated companies and related parties, treasury bonds, accounts payable and due to related parties.

The carrying amounts of the Group's financial instruments except for treasury bonds approximated their fair values as at December 31, 2006 because of the short-term maturities of these instruments.

The treasury bonds that are held to maturity are carried at amortized cost. At December 31, 2006, the market value of the treasury bonds was approximately RMB100,430,000 (2005: RMB101,720,000).

35. SEGMENT REPORTING

The Group conducts its business within one business segment - the business of providing aviation information technology and related services in the PRC. The Group's chief decision maker for operation is considered to be the Group's general manager. The information reviewed by the general manager is identical to the information presented in the consolidated income statement. No segment income statement has been prepared by the Group for the year ended December 31, 2006 and 2005. The Group also operates within one geographical segment because its revenues are primarily generated in the PRC and its assets are located in the PRC. Accordingly, no geographical segment data is presented.

36. COMMITMENTS

(a) Capital commitments

At December 31, the Group had the following capital commitments:

	2006 RMB'000	2005 RMB'000
Authorised and contracted for		
— Computer System	**7,923**	22,844
Authorised but not contracted for		
— Computer System	**494,680**	370,000
Total	**502,603**	392,844

The above capital commitments primarily relate to the acquisition and installation of the next generation traveler service system.

At December 31, 2006, none of the above balance were dominated in US dollars (2005: RMB2.3 million).

36. COMMITMENTS *(continued)*

(b) Operating lease commitments

As at December 31, the Group had the following commitments under operating leases:

	2006 RMB'000	2005 RMB'000
Within one year	**17,521**	52,621
Later than one year but not later than five years	**46,530**	43,597
Total	**64,051**	96,218

(c) Equipment maintenance fee commitments

As at December 31, 2006, the Group had no equipment maintenance fee commitments (2005: RMB5.1 million).

37. RELATED PARTY TRANSACTIONS

Entities are considered to be related if one has the ability to control the other, directly or indirectly, or has the ability to exercise significant influence over the financial and operating decisions of the other. Entities are also considered to be related if they are subject to common control or common significant influence.

Management believes that meaningful information relative to related party disclosures has been adequately disclosed.

37. RELATED PARTY TRANSACTIONS *(continued)*

(1) Related parties

The major related parties as follows:

Name	Relationship with the Company
China TravelSky Holding Company ("CTHC")	Shareholder of the Company
China Southern Air Holding Company	Shareholder of the Company
China Southern Airlines Company Limited	Subsidiary of a shareholder of the Company
China Eastern Air Holding Company	Shareholder of the Company
China Eastern Airlines Company Limited	Subsidiary of a shareholder of the Company
China National Aviation Holding Company	Shareholder of the Company
Air China Limited	Subsidiary of a shareholder of the Company
Xiamen Airlines Company Limited	Shareholder of the Company
China Eastern Air Wuhan Company Limited	Shareholder of the Company
Hainan Airlines Company Limited	Shareholder of the Company
Shenzhen Airlines Company Limited	Shareholder of the Company
Shanghai Airlines Company Limited	Shareholder of the Company
Technology Development Center of Beijing ("Asia Technology")	Indirect wholly owned subsidiary of a shareholder of the Company

37. RELATED PARTY TRANSACTIONS *(continued)*

(2) Related party transactions

The following is a summary of significant recurring transactions carried out with the Group's related parties.

(i) Revenue for aviation information technology and data network services, the pricing of which was based on either contractual arrangements or negotiated prices with these related parties with reference to the pricing standards prescribed by Civil Aviation Administration of China ("CAAC") where applicable.

Name	2006 *RMB'000*	2005 *RMB'000*
China Southern Airlines Company Limited (a)	**300,552**	266,019
China Eastern Airlines Company Limited (b)	**246,545**	218,671
Air China Limited	**226,965**	202,532
Hainan Airlines Company Limited	**123,533**	119,118
Shanghai Airlines Company Limited	**79,347**	81,908
Shenzhen Airlines Company Limited	**78,464**	79,084

(a) Included the transaction amount of its subsidiary, Xiamen Airlines Company Limited.

(b) Included the transaction amount of its subsidiary, China Eastern Air Wuhan Company Limited.

In the Directors' opinion, these transactions were carried out with related parties in the ordinary course of business and on normal commercial terms.

(ii) Lease of properties from CTHC

For the year ended December 31, 2006, operating lease rentals for lease of properties from CTHC amounted to RMB38,608,608 (2005: RMB38,608,608). The pricing of operating lease rentals for buildings is based on agreed rates with CTHC with reference to market rates.

37. RELATED PARTY TRANSACTIONS *(continued)*

(2) Related party transactions *(continued)*

(iii) Computer software development services from Asia Technology

For the year ended December 31, 2006, computer software development support services from Asia Technology amounted to RMB18,800,000 (2005: RMB15,900,000). Asia Technology is an indirect wholly owned subsidiary of CTHC. The pricing of computer software development service fee is based on contractual arrangement with Asia Technology which is arrived at after arm's length negotiation and with reference to the prevailing market price.

(3) Balances with related parties

Balances with related parties mainly comprised:

Name	The Group 2006 RMB'000	The Group 2005 RMB'000	The Company 2006 RMB'000	The Company 2005 RMB'000
China Southern Airlines Company Limited (a)	**18,215**	69,969	**16,516**	67,848
China Eastern Airlines Company Limited (b)	**93,685**	58,757	**92,932**	58,393
Air China Limited	**77,188**	61,710	**77,180**	61,710
Hainan Airlines Company Limited	**39,847**	42,280	**39,796**	42,238
Shenzhen Airlines Company Limited	**45,204**	11,107	**45,126**	11,064

(a) Included the transaction balance of its subsidiary, Xiamen Airlines Company Limited.

(b) Included the transaction balance of its subsidiary, China Eastern Air Wuhan Company Limited.

The balances with related parties were unsecured, non-interest bearing and generally repayable within six months.

The balances with related parties primarily arose from the above related party transactions.

37. RELATED PARTY TRANSACTIONS *(continued)*

(4) Amounts due from other major state-owned enterprises

The balances with major state-owned banks are as follows:

Name	The Group		The Company	
	2006	2005	**2006**	2005
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Bank balances	**2,064,720**	1,181,532	**1,912,320**	1,027,185

The Group is a state-owned enterprise. In accordance with the revised IAS 24, "Related Party Disclosures", state-owned enterprises and their subsidiaries, other than entities under the Group, directly or indirectly controlled by the PRC government are also defined as related parties of the Company and its subsidiaries.

The majority of the business activities of the Company and its subsidiaries are conducted with state-owned enterprises. For the purpose of the related party transactions disclosure in accordance with IAS 24, the Company and its subsidiaries have established procedures to determine, to the extent possible, the identification of the ownership structure of its customers and suppliers as to whether they are state-owned enterprises. However, many state-owned enterprises have a multi-layered corporate structure and the ownership structures change over time as a result of transfers and privatization programs. Nevertheless, management believes that all material related party balances and transactions have been adequately disclosed.

38. ULTIMATE HOLDING COMPANY

The Directors regard China TravelSky Holding Company established in the PRC as the ultimate holding company.

39. RECLASSIFICATION

Certain comparative figures have been reclassified to conform to the current year presentation.

40. APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved by the Board of Directors on March 28, 2007.

SUPPLEMENTARY FINANCIAL INFORMATION PROVIDED BY THE MANAGEMENT

(Amounts expressed in in thousands of RenMinbi)

	As at December 31				
	2002	2003	2004	2005	**2006**
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	***RMB'000***
ASSETS					
Non-current assets					
Property, plant and equipment, net	340,632	545,354	475,118	728,325	**661,149**
Intangible assets, net	9,098	11,093	15,117	13,232	**9,969**
Investments in associated companies	23,646	36,327	42,424	53,854	**68,343**
Other long-term investment	100,000	100,000	100,000	100,000	**100,000**
Other long-term assets	5,746	4,901	16,142	20,906	**17,000**
	479,122	697,675	648,861	916,317	**856,461**
Current assets					
Inventories	2,018	2,635	4,098	3,390	**4,498**
Accounts receivable, net	4,447	18,352	38,170	61,516	**84,882**
Due from associated companies	377	65	—	1,227	**273**
Due from related parties, net	135,371	83,619	112,811	272,991	**300,070**
Prepayments and other current assets	30,826	32,005	82,979	48,072	**62,064**
Short-term investments	2,195	1,920	1,749	—	**–**
Short-term bank deposits	539,491	505,000	625,378	1,947,277	**1,884,604**
Cash and cash equivalents	1,893,422	2,034,952	2,236,843	856,811	**1,233,166**
	2,608,147	2,678,548	3,102,028	3,191,284	**3,569,557**
Total assets	3,087,269	3,376,223	3,750,889	4,107,601	**4,426,018**
EQUITY					
Capital and reserves attributable to equity holders of the Company					
Share capital	888,158	888,158	888,158	888,158	**888,158**
Reserves	1,453,674	1,584,817	1,719,540	1,911,454	**2,066,112**
Retained earnings					
– Proposed final cash dividend	170,526	90,592	177,632	204,276	**195,395**
– Others	293,665	314,471	451,297	584,304	**749,137**
	2,806,023	2,878,038	3,236,627	3,588,192	**3,898,802**
Minority interest	37,600	40,305	49,456	61,296	**72,523**
Total equity	2,843,623	2,918,343	3,286,083	3,649,488	**3,971,325**
LIABILITIES					
Current liabilities					
Accounts payable and accrued liabilities	193,044	366,061	404,477	326,461	**334,918**
Due to related parties	22,906	64,922	27,048	93,981	**85,442**
Dividends payable	14,342	—	—	—	**–**
Taxes payable	13,140	24,846	30,138	35,698	**31,887**
Deferred revenue	214	2,051	3,143	1,973	**2,446**
	243,646	457,880	464,806	458,113	**454,693**
Total equity and liabilities	3,087,269	3,376,223	3,750,889	4,107,601	**4,426,018**
Net current assets	2,364,501	2,220,668	2,637,222	2,733,171	**3,114,864**
Total assets less current liabilities	2,843,623	2,918,343	3,286,083	3,649,488	**3,971,325**

SUPPLEMENTARY FINANCIAL INFORMATION PROVIDED BY THE MANAGEMENT

(Expressed in thousands of RenMinbi ("RMB"), except per share data)

	Year ended December 31				
	2002	2003	2004	2005	**2006**
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	***RMB'000***
Revenues					
Aviation information technology services	767,478	663,932	1,025,725	1,238,003	**1,395,172**
Data network and others	209,964	229,686	257,125	258,781	**316,533**
Total revenues	977,442	893,618	1,282,850	1,496,784	**1,711,705**
Business taxes and other surcharges	(32,604)	(32,005)	(42,277)	(49,764)	**(56,358)**
Net revenues	944,838	861,613	1,240,573	1,447,020	**1,655,347**
Operating expenses					
Depreciation and amortisation	(137,373)	(149,166)	(166,741)	(182,015)	**(229,178)**
Network usage	(49,823)	(58,792)	(70,671)	(59,982)	**(76,529)**
Personnel	(99,595)	(147,783)	(133,829)	(157,748)	**(181,646)**
Operating lease rentals	(37,109)	(42,870)	(49,406)	(61,878)	**(63,658)**
Technical support and maintenance fees	(45,735)	(44,650)	(40,456)	(68,138)	**(99,801)**
Commission and promotion expenses	(75,397)	(74,537)	(155,702)	(148,004)	**(194,095)**
Other operating expenses	(93,838)	(119,492)	(170,624)	(225,392)	**(248,619)**
Total operating expenses	(538,870)	(637,290)	(787,429)	(903,157)	**(1,093,526)**
Operating profit	405,968	224,323	453,144	543,863	**561,821**
Financial income, net	42,635	34,569	37,558	38,441	**52,406**
Share of results of associated companies	14,255	11,445	10,934	11,312	**11,727**
Other income (expenses), net	(2,998)	2,008	(2,038)	1,141	**1,988**
Profit before taxation	459,860	272,345	499,598	594,757	**627,942**
Taxation	(3,149)	(23,092)	(40,188)	(51,063)	**(93,421)**
Profit after taxation	456,711	249,253	459,410	543,694	**529,521**
Attributable to:					
Equity holders of the Company	453,227	242,541	449,181	529,647	**515,587**
Minority interest	3,484	6,712	10,229	14,047	**13,934**
	456,711	249,253	459,410	543,694	**529,521**
Earnings per share for profit attributable to the equity holders of the Company,					
Basic and diluted (RMB)	0.51	0.27	0.51	0.60	**0.58**
Cash dividends	170,526	90,592	177,632	204,276	**195,395**

BOARD OF DIRECTORS

Chairman	(appointed on January 9, 2007)
Zhu Yong	Executive Director (appointed on January 9, 2007)
Directors	
Zhu Xiaoxing	Executive Director (CEO) (appointed on January 9, 2007)
Ding Weiping	Executive Director (Secretary to the Board and Company Secretary) (appointed on January 9, 2007)
Song Jinxiang	Executive Director (appointed on January 9, 2007)
Wang Quanhua	Vice Chairman, Non-executive Director (appointed on January 9, 2007)
Cao Jianxiong	Vice Chairman, Non-executive Director (appointed on January 9, 2007)
Gong Guokui	Vice Chairman, Non-executive Director (appointed on January 9, 2007)
Rong Gang	Non-executive Director (appointed on January 9, 2007)
Sun Yongtao	Non-executive Director (appointed on January 9, 2007)
Liu Dejun	Non-executive Director (appointed on January 9, 2007)
Xia Yi	Non-executive Director (appointed on January 9, 2007)
Song Jian	Non-executive Director (appointed on January 9, 2007)
Chow Kwok Wah, James	Independent Non-executive Director (appointed on January 9, 2007)
Yick Wing Fat, Simon	Independent Non-executive Director (appointed on January 9, 2007)
Yuan Yaohui	Independent Non-executive Director (appointed on January 9, 2007)
Yang Yatie	Non-executive Director (appointed on December 5, 2003 and resigned on January 9, 2007)
Li Xiaoguang	Non-executive Director (appointed on December 5, 2003 and resigned on January 9, 2007)
Si Yupei	Non-executive Director (appointed on December 5, 2003 and resigned on January 9, 2007)
Wu Jiapei	Independent Non-executive Director (appointed on December 5, 2003 and resigned on January 9, 2007)

AUDIT COMMITTEE

Yick Wing Fat, Simon	Chief Member (Chairman) (appointed on January 9, 2007)
Chow Kwok Wah, James	Member (appointed on January 9, 2007)
Yuan Yaohui	Member (appointed on January 9, 2007)
Wu Jiapei	Chief Member (appointed on December 5, 2003 and resigned on January 9, 2007)

STRATEGIC COMMITTEE

Cao Jianxiong	Chief Member (Chairman) (appointed on January 9, 2007)
Zhu Yong	Member (appointed on January 9, 2007)
Wang Quanhua	Member (appointed on January 9, 2007)
Gong Guokui	Member (appointed on January 9, 2007)
Rong Gang	Member (appointed on January 9, 2007)
Ding Weiping	Member (appointed on January 9, 2007)

REMUNERATION AND EVALUATION COMMITTEE

Yuan Yaohui	Chief Member (Chairman) (appointed on January 9, 2007)
Chow Kwok Wah, James	Member (appointed on January 9, 2007)
Yick Wing Fat, Simon	Member (appointed on January 9, 2007)
Wang Quanhua	Member (appointed on January 9, 2007)
Sun Yongtao	Member (appointed on January 9, 2007)
Yang Yatie	Member (appointed on March 11, 2004 and resigned on January 9, 2007)
Wu Jiapei	Member (appointed on March 11, 2004 and resigned on January 9, 2007)

SUPERVISORY COMMITTEE

Chairperson	(appointed on January 9, 2007)
Li Xiaojun	Supervisor (appointed on January 9, 2007)
Vice Chairperson	(appointed on January 9, 2007)
Du Hongying	Supervisor (appointed on January 9, 2007)

SUPERVISORS

Jing Gongbin	Supervisor (appointed on January 9, 2007)
Zhang Yakun	Supervisor (appointed on January 9, 2007)
Yu Yanbing	Supervisor (appointed on January 9, 2007)
Gao Jingping	Staff Representative Supervisor (appointed on January 9, 2007)
Wang Xiaomin	Staff Representative Supervisor (appointed on January 9, 2007)
Zhang Xin	Staff Representative Supervisor (appointed on January 9, 2007)
Rao Geping	Independent Supervisor (appointed on January 9, 2007)
Wang Yongqiang	Supervisor (appointed on December 5, 2003 and resigned on January 9, 2007)
Chen Lihong	Supervisor (appointed on December 5, 2003 and resigned on January 9, 2007)
Tan Xiaoxu	Supervisor (appointed on December 5, 2003 and resigned on January 9, 2007)

COMPANY SECRETARY

Ding Weiping

COMPANY'S WEBSITE

www.travelsky.net

AUDITORS

International Auditors:
PricewaterhouseCoopers
Certified Public Accountants, Hong Kong
22/F, Prince's Building, Central, Hong Kong

PRC Auditors:
PricewaterhouseCoopers Zhong Tian CPAs Ltd. Co.
11/F, PricewaterhouseCoopers Centre
202 Hu Bin Road
Shanghai 200021
PRC

CORPORATE INFORMATION

LEGAL ADVISERS TO THE COMPANY

as to Hong Kong law:
Chiu and Partners
41/F, Jardine House
1 Connaught Place
Central, Hong Kong

as to PRC law:
Jingtian & Gongcheng
15/F, The Union Plaza
20 Chaoyangmenwai Dajie
Beijing 100020, PRC

REGISTERED ADDRESS AND CONTACT DETAILS

TravelSky Technology Limited
18-20/F, South Wing, Park C
Raycom InfoTech Park
No. 2, Ke Xue Yuan South Road
Haidian District, Beijing 100080, PRC
Telephone: (8610) 8286 1610
Facsimile: (8610) 8286 1612

PLACE OF BUSINESS IN HONG KONG

Rooms 3005-3007, 30/F
Great Eagle Centre
23 Harbour Road
Wanchai
Hong Kong

PLACE OF LISTING

The Stock Exchange of Hong Kong Limited
Stock Code: 0696

HONG KONG SHARE REGISTRAR AND TRANSFER OFFICE

Hong Kong Registrars Limited
Rooms 1712-1716, 17/F, Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

DEPOSITARY OF SPONSORED LEVEL I AMERICAN DEPOSITARY RECEIPT PROGRAMME

The Bank of New York
Shareholder
P. O. Box 11258
Church Street Station
New York, NY 10286-1258, U.S.A.

Shareholders can obtain a copy of this annual report through the website of the Company at (www.travelsky.net).

BIOGRAPHIES OF DIRECTORS, SUPERVISORS, COMPANY SECRETARY AND SENIOR MANAGEMENT

DIRECTORS

Chairman

Zhu Yong, aged 43, is a senior engineer. He graduated from Huazhong Polytechnic University and received a master degree in engineering from the Beijing University of Aeronautics and Astronautics. Mr. Zhu has over 20 years of management experience in China's civil aviation industry. From August 1983 to April 1991, Mr. Zhu was an engineer in General Administration of Civil Aviation of China. He was the Manager of the Computer Department of the Accounting Centre of China Aviation in May 1991 and the Vice Chief Engineer and the Manager of the Computer Department of the Accounting Centre of China Aviation in January 1994. He became the Deputy General Manager of the Accounting Centre of China Aviation in May 1996, and was the General Manager of the Accounting Centre of China Aviation from June 2000 to August 2004. From April 2001 to August 2004, Mr. Zhu was the General Manager of the Company. He has joined the first Board as an executive Director since May 2001 and has also been a Deputy General Manager of China TravelSky Holding Company, a promoter of the Company, since October 2002. From December 2003 to January 2007, he had served as an executive Director of the second Board. In March 2004, Mr. Zhu was appointed by the Board as a member of the Strategic Committee of the second Board. Since August 2004, Mr. Zhu has served as the Chairman of the second Board of the Company. Since January 2007, Mr. Zhu has been re-appointed as a Director and the Chairman of the Company's third Board and a member of the Strategic Committee. Mr. Zhu also serves as the Chairman of TravelSky Technology (Hong Kong) Limited, a subsidiary of the Company and the Chairman of Shanghai Civil Aviation East China Cares System Integration Co. Ltd., an associated company of the Company.

Executive Directors

Zhu Xiaoxing, aged 42, graduated from Jilin University majoring in computer software. Mr. Zhu has nearly 20 years of experience in management and technological support in China's civil aviation industry. Since the establishment of the Company in October 2000, Mr. Zhu had been the General Manager of the Operation Department, the Customer Service Department and the Technical Management Department of the Company. Since August 2004, Mr. Zhu has served as the General Manager of the Company. Since October 2004, he has served as an executive Director of the second Board. Since January 2007, Mr. Zhu has been re-appointed as an executive Director of the Company's third Board and the General Manager of the Company. Mr. Zhu also serves as the Chairman of Cares Hubei Co. Ltd., a subsidiary of the Company.

Ding Weiping, aged 55, graduated from Beijing Industry Technology University and has over 20 years of management experience in China's civil aviation industry. From December 1979 to May 1984, Mr. Ding worked in General Administration of Civil Aviation of China. From May 1984 to October 1987, he worked in Civil Aviation Computer Information Centre, currently known as China TravelSky Holding Company, a promoter of the Company. From October 1987 to August 2000, he served as the Deputy Head of the Information Technology Room and then as the Vice Chief Engineer of Civil Aviation Computer Information Centre. Mr. Ding was also the head of the Planning Department of Civil Aviation Computer Information Centre from July 1999 to August 2000. From July 1999 to August 2000, Mr. Ding also served as the Officer-in-charge of the Restructuring Department of Civil Aviation Computer Information Centre. From October 2000 to August 2004, Mr. Ding had served as the Deputy Chief Engineer of the Company and General Manager of the Department of Planning and Development of the Company. From October 2000 to December 2003, Mr. Ding had served as an executive Director of the first Board and the Secretary of the Board. From December 2003 to January 2007, he had been an executive Director of the second Board and the Secretary of the Board. In March 2004, Mr. Ding was appointed by the Board as a member of the Strategic Committee of the second Board. Since October 2000, Mr. Ding has also been the Secretary to the Board and the Company Secretary. Since January 2007, Mr. Ding has been re-appointed as an executive Director of the Company's third Board, the Secretary to the Board and a member of the Strategic Committee. Mr. Ding also holds positions in subsidiaries of the Company, including a director of each of TravelSky Technology (Singapore) Limited and TravelSky Technology (Japan) Limited, the Vice Chairman of Aviation Cares of Yunnan Information Co. Ltd, a director of InfoSky Technology Co. Ltd. and positions in associated companies of the Company, including the Chairman of Dalian TravelSky Airport Technology Limited and the Vice Chairman of each of Yunnan TravelSky Airport Technology Limited and Heilongjiang TravelSky Airport Technology Limited, Shanghai Dongmei Aviation Tourism Online Co. Ltd.

Song Jinxiang, aged 58, graduated from Beijing Institute of Aeronautics (currently known as "Beijing University of Aeronautics and Astronautics") and has over 20 years of management experience in China's civil aviation industry. From December 1976 to September 1981, Mr. Song was a technician of General Administration of Civil Aviation of China. From September 1981 to July 1999, he served as the Deputy Head and then as the Head of the Business Department of Civil Aviation Computer Information Centre. Mr. Song was the Deputy Chief Economist of Civil Aviation Computer Information Centre from July 1999 to August 2000. Mr. Song was a member of the first Supervisory Committee of the Company from October 2000 to December 2003. Since December 2003, he has been elected as an executive Director of the second Board. Since January 2007, Mr. Song been re-appointed as an executive Director of the Company's third Board. Mr. Song also holds positions in subsidiaries of the Company, including the Chairman of each of Cares Chongqing Information Technology Co. Ltd., Civil Aviation Cares of Xiamen Ltd., Civil Aviation Cares of Qingdao Ltd., Civil Aviation Cares of Xi'an Ltd., Civil Aviation Cares Technology of Xinjiang and a director of TravelSky Technology (Hong Kong) Limited.

Non-executive Directors

Wang Quanhua, aged 52, is a university graduate and has about 30 years of management experience in China's civil aviation industry. He joined China Southern Airlines Company Limited in June 1991. Since June 1998, he had served as the General Manager of the Strategic Planning and Development Department, and then as the Assistant to the President and the Vice President of China Southern Air Holding Company, a promoter of the Company. He has been the Deputy General Manager of China Southern Air Holding Company since October 2002 and a director of China Southern Airlines Company Limited, a company listed on the Main Board of The Stock Exchange of Hong Kong Limited and a subsidiary of China Southern Air Holding Company since March 2003. Since December 2003, Mr. Wang has served as a non-executive Director and a Vice Chairman of the second Board. In March 2004, Mr. Wang was appointed by the Board as a member of the Strategic Committee of the second Board and the Remuneration and Evaluation Committee. Since January 2007, Mr. Wang has been re-appointed as a non-executive Director and a Vice Chairman of the Company's third Board and a member of the Strategic Committee and the Remuneration and Evaluation Committee.

Cao Jianxiong, aged 47, graduated from the Civil Aviation Management Institute and Department of International Finance of Eastern China Normal University. He has a master's degree in economics and has over 20 years of management experience in China's civil aviation industry. From March 1992 to December 1999, he served as the General Manager of China Eastern Airlines Development Company and China Eastern Airlines Futures Company, the Assistant to the General Manager of China Eastern Airlines, and the Deputy General Manager and the Chief Financial Officer of China Eastern Airlines Company Limited, a company listed on the Main Board of The Stock Exchange of Hong Kong Limited and a subsidiary of China Eastern Air Holding Company, which is a promoter of the Company. From December 1999 to October 2002, Mr. Cao served as the Vice President of Eastern Airlines Group Coporation (currently known as China Eastern Air Holding Company). Since October 2002, he has been the Vice President of China Eastern Air Holding Company. He was also the party secretary of China Eastern Airlines Northwest Company, a branch of China Eastern Airlines Company Limited, a subsidiary of China Eastern Air Holding Company, from December 2002 to September 2004. Since June 2001, he has been a director of China Eastern Airlines Company Limited, and has served as the General Manager of China Eastern Airlines Company Limited since October 2006. Mr. Cao has been a non-executive Director and a Vice Chairman of the first Board since October 2000. Since December 2003, Mr. Cao has served as a non-executive Director and a Vice Chairman of the second Board. In March 2004, Mr. Cao was appointed by the Board as the Chief Member (Chairman) of the Strategic Committee of the second Board. Since January 2007, Mr. Cao has been re-appointed as a non-executive Director and a Vice Chairman of the Company's third Board and the Chief Member (Chairman) of the Strategic Committee.

Gong Guokui, aged 58, graduated from Capital University of Economics and Business. Mr. Gong has served in corporate management positions. Mr. Gong had served the General Administration of Civil Aviation of China of Civil Aviation Management Institute of China for years and possesses nearly 30 years of management experience in the China's civil aviation industry. From September 2002 to September 2004, Mr. Gong served as the vice president of Air China Limited. Since September 2004, Mr. Gong has served as the Deputy General Manager of China National Aviation Holding Company, a promoter and substantial shareholder of the Company. Since November 2004, Mr. Gong has served as the Chairman of CNAH Construction and Development Company Limited, a subsidiary of China National Aviation Holding Company. Since August 2005, Mr. Gong has served as a non-executive Director and a Vice Chairman of the second Board. Since August 2005, Mr. Gong was appointed by the Board as a member of the Strategic Committee of the second Board. Since January 2007, Mr. Gong has been re-appointed as a non-executive Director and a Vice Chairman of the Company's third Board and a member of the Strategic Committee.

Rong Gang, aged 44, is a senior engineer. He holds a master degree in business administration from Guanghua School of Management, Peking University. He has over 20 years of management experience in China's civil aviation industry. From August 1983 to May 1996, Mr. Rong worked in Civil Aviation Computer Information Centre. From May 1996 to May 1999, he worked in General Administration of Civil Aviation of China. From May 1999 to October 2002, Mr. Rong served as the Vice President of Civil Aviation Computor Information Centre (currently known as China TravelSky Holding Company). He has been the Deputy General Manager of China TravelSky Holding Company, a promoter of the Company, since October 2002. He was a non-executive Director of the first Board. Since December 2003, Mr. Rong has served as a non-executive Director of the second Board. In March 2004, Mr. Rong was appointed by the Board as a member of the Strategic Committee of the second Board. Since January 2007, Mr. Rong has been re-appointed as a non-executive Director of the Company's third Board and a member of the Strategic Committee.

Sun Yongtao, aged 49, holds a master degree in economics and is a senior accountant. From May 1988 to July 1990, Mr. Sun served as manager of Finance Department of Shenzhen Huamei Steel and Iron Company Limited. From July 1990 to July 1993, he was the Chief Accountant of Shenzhen Century Plaza Hotel Company Limited, a company listed on the Shenzhen Stock Exchange. From July 1993 to January 1996, he was a director and General Manager of Finance Department of Shum Yip Holdings Company Limited (a company listed on the Main Board of The Stock Exchange of Hong Kong Limited, now known as Shenzhen Holding Company Limited). From January 1996 to March 2001, he served as the Financial Controller, the Deputy General Manager (General Affairs) and a director of Hengli Weaving (Holdings) Limited. From March 2001 to February 2002, Mr. Sun served as the Deputy General Manager and the Financial Controller of Guiming Investment Limited. He was the Deputy General Manager and the Financial Controller of Daya Bay Nuclear Power Finance Corporation, Ltd. from February 2002 to November 2004. Mr. Sun has been the Chief Accountant of China TravelSky Holding Company, a promoter of the Company, since November 2004. Since January 2007, Mr. Sun has served as a non-executive Director of the Company's third Board and a member of the Remuneration and Evaluation Committee.

Liu Dejun, aged 46, graduated from Chongqing University with a master degree in mechanics. Mr. Liu joined China Southern Airlines Company Limited, a company listed on the Main Board of The Stock Exchange of Hong Kong Limited and a subsidiary of China Southern Air Holding Company, which is a promoter of the Company, since September 1993. From then to December 2005, he has worked in China Southern Airlines Company Limited as a member of senior management in the Sales Department in each of Hubei, Hangzhou and Beijing, and also in the Passenger Services Department. He possesses over 10 years of operational management experience in China's civil aviation industry. Since December 2005, Mr. Liu has served as the General Manager of the Computer Centre of China Southern Airlines Company Limited. Since January 2007, Mr. Liu has served as a non-executive Director of the Company's third Board.

Xia Yi, aged 48, a senior accountant. Mr. Xia graduated from Shanghai Lixin University of Commerce and then Macau University of Science and Technology as a postgraduate. He has over 20 years' management experience in finance and computer sector. From July 1993 to April 1995, Mr. Xia had served as the Deputy Head of the Finance Department of China Eastern Airlines. From April 1995 to October 2001, he had served as the Deputy Head of the Finance Department and the Deputy Chief Accountant of China Eastern Airlines Company Limited, a company listed on the Main Board of The Stock Exchange of Hong Kong Limited and a subsidiary of China Eastern Air Holding Company, which is a promoter of the Company. Since November 2001, Mr. Xia has been the Assistant to the General Manager of China Eastern Airlines Company Limited. Since March 2006, he has also been the General Manager of Information Technology Management Department of China Eastern Airlines Company Limited. Since January 2007, Mr. Xia has served as a non-executive Director of the Company's third Board.

Song Jian, aged 45, is a postgraduate of Nanjing University of Aeronautics and Astronautics in management science and engineering. From January 1997 to February 2002, he was the Deputy Head of the Computer Centre of Air China Limited. From February 2002 to September 2004, he has been the Deputy General Manager of the Information Technology Centre of Air China Limited. Since September 2004, Mr. Song has served as the Deputy General Manager of the Information Technology Centre of Air China Limited, a company listed on the Main Board of The Stock Exchange of Hong Kong Limited and a subsidiary of China National Aviation Holding Company, which is a promoter of the Company. Since December 2003, Mr. Song has been elected as a non-executive Director of the second Board. Since January 2007, Mr. Song has been re-appointed as a non-executive Director of the Company's third Board.

Independent Non-executive Directors

Chow Kwok Wah, James, aged 61, graduated from the Faculty of Commerce in Regent Institute of London, in 1966. Mr. Chow is the Chairman of the Consco Group Limited which is principally engaged in domestic real estate investment and production of raw materials for the high-tech industry in China. From 1978 to 1994, Mr. Chow participated actively in the Hong Kong stock market and was a member and licensee of both the Far East Exchange Ltd. and The Stock Exchange of Hong Kong Limited. Mr. Chow has more than 20 years of investment experience in China and his investment projects include the Jing An Hilton Hotel and Nantong Hotel in Shanghai in 1988, the Tianjin International Building in 1991, and the Tianjin Somerset Olympic Tower in 1998. Mr. Chow was an independent non-executive Director of the first Board. Since December 2003, he has served as an independent non-executive Director of the second Board and was appointed by the Board as a member of the Audit Committee of the second Board. Since March 2004, Mr. Chow has been appointed by the Board as the Chief Member (Chairman) of the Remuneration and Evaluation Committee of the second Board. Since January 2007, Mr. Chow has been re-appointed as an independent non-executive Director of the Company's third Board and a member of the Audit Committee and the Remuneration and Evaluation Committee.

Yick Wing Fat, Simon, aged 48, graduated from faculty of Business Administration from Chinese University of Hong Kong. He is currently a managing director of Sinovest Capital Limited, principally engaged in direct investment and merger and acquisition of enterprises in Hong Kong and China. He has served the positions of senior management of various Hong Kong-based, Taiwan-based and US-based investment banks in Hong Kong and has over 24 years of experience in audit, merger and acquisition, investment banking and direct investment. He is a Fellow Member of Hong Kong Institute of Certified Public Accountants and Chartered Association of Certified Accountants in England. He is currently an independent non-executive director and the Chairman of the audit committee of Shanghai International Shanghai Growth Investment Limited (a company listed on the Main Board of The Stock Exchange of Hong Kong Limited) and Shenzhen Neptunus Interlong Bio-Technique Company Limited (a company listed on the Growth Enerprise Market of The Stock Exchange of Hong Kong Limited). Simon is also an independent non-executive director and chairman of the audit committee of China- Biotics, Inc, (a company whose shares are quoted on the Over-the-Counter Bulletin Board market of USA). Since August 2005, Mr. Yick has been appointed as an independent non-executive Director of the second Board. In August 2005, Mr. Yick was appointed by the Board as a member of the Audit Committee and the Remuneration and Evaluation Committee of the second Board. Since January 2007, Mr. Yick has been re-appointed as an independent non-executive Director of the Company's third Board and served as the Chief Member (Chairman) of the Audit Committee and a member of the Remuneration and Evaluation Committee.

Yuan Yaohui, aged 61, graduated from Beijing Institute of Technology. Mr. Yuan is researcher, a senior engineer and a representative of the 15th National People's Congress. In 1995, he was awarded a title of "Model National Labour" by the State Council. From 1984 to 1997, he served as the Deputy General Manager of Changhe Aircraft Industries Co., Ltd. of Ministry of Aviation Industry, the General Manager of Changhe Aircraft Industries Co. Ltd and the Head of Jiangxi Provincial Economic & Trade Commission. From 1997 to 1998, Mr. Yuan was the Deputy Head of Department of Reform, Regulation and Management of General Administration of Civil Aviation of China, and the Deputy Head of Department of Planning and Technological Reform of General Administration of Civil Aviation of China. From 1998 to 2000, he was the Party Secretary and the Vice President of Air China Company. From 2001 to April 2006, Mr. Yuan was the Head of the Policy and Regulation Department of General Administration of Civil Aviation of China. Since May 2006, he has served as an independent director of Shenzhen Airport Company Limited, a company listed on Shenzhen Stock Exchange and a 5.59% shareholder of Cares Shenzhen Co. Ltd., a subsidiary of the Company. Since December 2006, Mr. Yuan has served as an independent non-executive director of China Communications Construction Company Limited, a company listed on the Main Board of The Stock Exchange of Hong Kong Limited. Since January 2007, Mr. Yuan has served as an independent non-executive Director of the Company's third Board and a member of the Audit Committee and the Chief Member (Chairman) of the Remuneration and Evaluation Committee.

SUPERVISORS

Li Xiaojun, aged 51, is a senior economist. She graduated from People's University of China and has over 20 years of management experience in China's civil aviation industry. From March 1983 to May 1988, Ms. Li worked in the Planning Department of the Beijing Bureau of General Administration of Civil Aviation of China. From May 1988 to December 1997, she held the positions of the Deputy Head and then the Head of the Planning Department of Air China Limited. Ms. Li was the Head of Enterprise & Institute Personnel Division of Personnel and Education Department of General Administration of Civil Aviation of China from December 1997 to August 2000. From October 2000 to August 2004, she had been a Director and the Deputy General Manager of the Company. She has also been the Deputy Party Secretary of China TravelSky Holding Company, a promoter of the Company, since October 2002. She was an executive Director of the first Board. Since December 2003, Ms. Li has served as a Supervisor and the Chairperson of the second Supervisory Committee, and was re-appointed as a Supervisor and the Chairperson of the third Supervisory Committee in January 2007.

Du Hongying, aged 47, is a senior accountant. She graduated from Xiamen University with a postgraduate qualification and has nearly 20 years of accounting and finance experience in China's civil aviation industry. From August 1982 to January 1985, Ms. Du was a teacher at the Tianjin Civil Aviation College of China. In January 1985, Ms. Du joined Xiamen Airlines Company Limited, a promoter of the Company and since 1999, she has been working as the Deputy General Manager of the Planning and Finance Department of Xiamen Airlines Company Limited. She was a Supervisor and Chairperson of the first Supervisory Committee. Since December 2003, Ms. Du has served as a Supervisor of the second Supervisory Committee. Since April 2004, Ms. Du has served as the Vice Chairperson of the second Supervisory Committee, and has been re-appointed as a Supervisor and the Vice Chairperson of the third Supervisory Committee since January 2007.

Jing Gongbin, aged 32, is a holder of master degree of business administration and graduated from Xiamen University. In June 1995, Mr. Jing joined China Southern Airlines Company Limited, which is listed on the Main Board of The Stock Exchange of Hong Kong Limited Company Limited and is a subsidiary of the Company's promoter, China Southern Air Holding Company. From July 2002 to December 2004, he served in the Planning and Investment Department of China Southern Air Holding Company. From December 2004 to April 2006, he worked in the administrative office of China Southern Air Holding Company. From April 2006 to present, he has served as the assistant to the head of the Planning and Investment Department of China Southern Air Holding Company. Since January 2007, Mr. Jing has served as a Supervisor of the third Supervisory Committee.

Zhang Yakun, aged 46, graduated from Xi'an Jiaotong University with a master degree and has nearly 20 years of management experience in China's civil aviation industry. From 1983 to 1999, he worked in Yunnan Management Bureau of General Administration of Civil Aviation of China. From 1999 to 2001, he was the Deputy Head of the Operation and Control Centre and then the General Manager of the Information Technology Department of Yunnan Airlines Company, a former promotor of the Company. From October 2002 to March 2006, he was the General Manager of the Information Technology Department of China Eastern Airlines-Yunnan Company, a branch of a subsidiary of China Eastern Air Holding Company which is a promoter of the Company. Since March 2006, he has served as the Deputy General Manager of the Computer Information Management Department of China Eastern Airlines Company Limited, a company listed on the Main Board of The Stock Exchange of Hong Kong Limited and a subsidiary of China Eastern Air Holding Company, which is a promoter of the Company. Since December 2003, Mr. Zhang has served as a Supervisor of the second Supervisory Committee, and has been re-appointed as a Supervisor of the third Supervisory Committee since January, 2007.

Yu Yanbing, aged 29, graduated from Civil Aviation College of China (currently known as "Civil Aviation University of China"), majoring in computer science. Mr. Yu joined the Computer Centre of Hainan Airlines Company Limited, a promoter of the Company, after graduation. Since May 2000, he has worked in Hainan Airlines Information Systems Company Limited, a subsidiary of Hainan Airlines Company Limited. Since July 2004, he has been the deputy general manager of Hainan Airlines Information Systems Company Limited. Since January 2007, Mr. Yu has served as a Supervisor of the third Supervisory Committee.

Independent Supervisor

Rao Geping, aged 58, is a professor and doctorate tutor of the law school of Peking University, the head of the Institute of International Law of Peking University, the Head of Hong Kong, Macau and Taiwan Law Research Center in Peking University, Vice President of Chinese Society of International Law and a member of the Committee for the Basic Law of Hong Kong Special Administrative Region of the Standing Committee of the National People's Congress of the PRC. He is also a part-time professor in a number of universities in China including Wuhan University, China Foreign Affairs University and East China University of Politics and Law. Mr. Rao specializes in areas such as laws of Hong Kong, Macau and Taiwan as well as international law, etc. Mr. Rao also served as an independent director of Super Shine Co., Ltd., which is listed on the Shenzhen Stock Exchange. Since December 2003, Mr. Rao has served as an independent Supervisor of the second Supervisory Committee, and was re-appointed an independent Supervisor of the third Supervisory Committee in January 2007.

Staff Representative Supervisors

Gao Jingping, aged 51, graduated from Peking University. Ms. Gao has nearly 30 years of management experience in China's civil aviation industry. From August 1980 to December 1988, she served as the management of the Computer Office (Computer Station) in General Administration of Civil Aviation of China. From January 1989 to October 2000, she was the engineer and Deputy Chairman of the Labour Union of China Civil Aviation Computer Information Centre. From October 2000 to December 2004, Ms. Gao was the Deputy Chairman of the Labour Union of the Company. Since December 2004, Ms. Gao has been the Chairman of Labour Union of the Company. Since January 2007, she has been a Staff Representative Supervisor of the third Supervisory Committee.

Wang Xiaomin, aged 45, graduated from Lanzhou University. Ms. Wang has over 20 years of management experience in China's civil aviation industry. From July 1983 to December 2000, Ms. Wang served as the management of the Promotion Department, the Deputy Head of the Quality Control Division and the Deputy Head of the Integrated Inspectus Division of the Transportation Management Department of General Administration of Civil Aviation of China. Ms. Wang joined the Company in January 2001 and had held management positions in the Marketing Department and the Human Resources Department. Since November 2004, Ms. Wang has been the General Manager of the Human Resources Department of the Company. Since January 2007, Ms. Wang has been a Staff Representative Supervisor of the third Supervisory Committee.

Zhang Xin, aged 44, has over 20 years of technical experience in China's civil aviation industry. From October 1981 to December 1988, Mr. Zhang was a graphic designer of General Administration of Civil Aviation of China. From December 1988 to November 1994, Mr. Zhang was a technician of Civil Aviation Computer Information Centre. From November 1994 to August 2000, Mr. Zhang was a senior technician of Civil Aviation Computer Information Centre. He has been working in the Operation Department of the Company since October 2000. He was a Supervisor of the first Supervisory Committee. Since December 2003, Mr. Zhang has served as a Staff Representative Supervisor of the second Supervisory Committee. Since January 2007, Mr. Zhang has been re-appointed as a Staff Representative Supervisor of the third Supervisory Committee.

COMPANY SECRETARY

Ding Weiping, is also an executive Director and the Secretary of the Board.

中國民航信息網絡股份有限公司

TravelSky Technology Limited

(在中華人民共和國註冊成立的股份有限公司)

(股份代號：0696)

年度報告 2006



目錄

Designed and produced by: Wonderful Sky Public Relations & Financial Consultant Co. Ltd. Tel.: 2851 1038

公司簡介

中國民航信息網絡股份有限公司(「本公司」,或連同其附屬公司合稱「本集團」)是中國航空旅遊業信息技術解決方案的主導供應商。本集團一直致力於開發先進的產品及服務,滿足所有行業參與者(從商營航空公司、機場、航空旅遊產品和服務供應商到旅遊分銷代理人、機構客戶、旅客及貨運商)進行電子交易及管理與行程相關信息的需求。本公司的核心業務包括航空信息技術服務、分銷信息技術服務等。

本公司於二零零零年十月十八日在中華人民共和國(「中國」)註冊成立,於下列附屬公司中持有控制性權益:中國民航信息網絡股份(香港)有限公司、中國民航信息網絡股份(新加坡)有限公司、中國民航信息網絡股份(韓國)有限公司、中國民航信息網絡股份(日本)有限公司、海南民航凱亞有限公司、深圳民航凱亞有限公司、湖北民航凱亞有限公司、重慶民航凱亞信息技術有限公司、雲南民航凱亞信息有限公司、廈門民航凱亞有限公司、青島民航凱亞系統集成有限公司、西安民航凱亞有限公司、新疆民航凱亞信息網絡有限責任公司及天信達信息技術有限公司。本公司亦於下列聯營公司中持有重大權益:上海民航華東凱亞系統集成有限公司、瀋陽民航東北凱亞有限公司、成都民航西南凱亞有限責任公司、黑龍江航信空港網絡有限公司、雲南航信空港網絡有限公司、上海東美在線旅行社有限公司及大連航信空港網絡有限責任公司。

本集團於二零零六年十二月三十一日有員工2,388名。

本公司之H股於二零零一年二月七日在香港聯合交易所有限公司(「聯交所」)上市。本公司目前最大股東為中國民航信息集團公司,持有本公司約22.3%股份;本公司約42.7%股份由14家中國商營航空公司持有,其中包括三個最大的中國商營航空公司的控股公司中國南方航空集團公司、中國東方航空集團公司及中國航空集團公司;本公司其餘35.0%股份則由H股股東持有。

本公司已建立第一級美國預託證券憑證計劃,該計劃中之美國預託證券自二零零二年十二月二十七日起在美國場外證券市場(OTC)進行買賣。

本公司權益持有人應佔盈利

人民幣千元


453,227
242,541
449,181
529,647
515,587
2002
2003
2004
2005
2006

每股盈利（基本及攤薄）

人民幣元


0.51
0.27
0.51
0.60
0.58
2002
2003
2004
2005
2006

總資產

人民幣千元


3,087,269
3,376,223
3,750,889
4,107,601
4,426,018
2002
2003
2004
2005
2006

財務摘要

總收入

人民幣千元



977,442
893,618
1,282,850
1,496,784
1,711,705
2002
2003
2004
2005
2006
數據網絡及其他
航空信息技術服務

稅前利潤

人民幣千元



459,860
272,345
499,598
594,757
627,942
2002
2003
2004
2005
2006

折舊、攤銷、息稅前盈餘

人民幣千元



554,600
386,900
628,800
723,800
789,500
2002
2003
2004
2005
2006


董事長
朱永先生

致各位股東：

二零零六年，儘管油價持續高位運行，高速增長的中國經濟仍繼續推動著中國航空旅遊業的繁榮。作為行業內信息技術解決方案的主導供應商，本集團抓住發展機遇，繼續保持快速的發展勢頭，取得了良好的成績，為各位股東帶來了滿意的回報。

展望未來，本集團的經營環境正在經歷深刻的變化，既有機遇，也有挑戰。各方預測，在快速發展的國民經濟、逐步上升的國內需求和日益頻繁的國際交往的推動下，作為全球第二大市場規模的中國航空運輸業將在未來十年繼續保持強勁的增長趨勢。以開放促改革、以改革促發展的逐步放鬆管制、鼓勵競爭的產業政策，有效地調動了行業參與者的積極性，競爭日趨激烈。為應對來自國內國際的競爭，參與各方更加依賴通過信息技術服務轉變商務模式，簡化工作流程，推動聯盟與合作，提高運營效率。行業格局亦跟隨世界潮流，向市場區域化、國際聯盟化、投資多元化、運營低成本化等方向發展。特別是簡化商務理念的逐步落實、互聯網的迅速發展和開放技術的廣泛應用，在世界主要航空運輸市場逐步放鬆GDS管制的環境中，催生的許多新型行業參與者正在改變行業既有的「遊戲規則」，推動著行業的變革。

董事長報告

面對機遇與挑戰，本集團將全面貫徹落實科學發展觀，以全面啟動奧運保障工作為重心，以提升國際競爭能力為目標，進一步增強安全保障能力、技術/產品創新能力和市場服務能力，進一步強化經營管理和完善公司治理水平，立足優勢，穩步突破，不斷為股東、客戶和員工創造價值。

為此，本集團將按照既定的發展戰略，進一步加大基礎設施投入，通過技術改造和嚴格管理，夯實安全基礎，以確保2008年奧運會期間信息系統的安全可靠運行；秉承「放眼未來、兼顧急需、應用優先、技術合理、注重穩定、平滑過渡、重點突破、整體升級」的技術策略，加強對國外先進成熟主流技術的引進、消化、吸收，改造升級現有系統，發展新一代航空旅客服務系統和產品體系，以提升創新能力；謀求與行業內主要參與者結成戰略聯盟，立足未來，合作雙贏，以切實維護核心業務的市場主導地位；綜合運用產品經營和資本運營手段，把握航空旅遊業價值鏈各個環節的機會，積極發展包括機票、酒店在內的旅遊產品在線/離線分銷業務和信息技術集成業務，以獲得新的成長空間；繼續執行人才強企策略，完善激勵約束機制，打造一支素質高、平常時刻過得硬、關鍵時刻靠得住的幹部職工隊伍，以增強核心競爭力；推進內控建設，強化公司管治，建設具備創新活力、包容協作的新型企業文化，以增強戰略執行力。

本公司第三屆董事會已於二零零七年一月九日成立，本人謹此向已辭任董事楊亞鐵先生、李曉光先生、司玉佩先生及烏家培先生，就其擔任董事期間對本公司所作的貢獻表示感謝。同時，亦相信在新一屆董事會全體同仁與全體幹部員工的共同努力下，本集團一定能夠繼往開來，在創新中實現本集團的快速發展，繼續為各位股東創造價值。

朱永
董事長

二零零七年三月二十八日


總經理
朱曉星先生

作為中國航空旅遊業信息技術解決方案的主導供應商，本公司處於中國航空旅遊分銷價值鏈的核心環節：在向中國商營航空公司提供先進的航空信息技術服務及其延伸服務的同時，本公司亦在向旅行社、旅遊分銷代理人、售票處、機構客戶及個人消費者分銷商營航空公司產品與服務、提供信息技術解決方案方面處於領先地位。經過二十多年的不斷開發，已經初步形成了相對完整的、豐富的、功能強大的信息技術服務產品線，滿足從商營航空公司、機場、旅遊產品和服務供應商到旅行社、旅遊分銷代理人、機構客戶、旅客和貨運商等所有行業參與者的需求，幫助他們拓展了業務，改善了服務質量，提高了營運效率。

航空信息技術服務

本公司提供的航空信息技術服務(「AIT」)由一系列的產品和解決方案組成，為中國商營航空公司和290多家外國及地區商營航空公司提供電子旅遊分銷服務(「ETD」)(包括航班控制系統服務(「ICS」)和計算機分銷系統服務(「CRS」))、機場旅客處理服務(「APP」)，以及與上述核心業務相關的延伸信息技術服務，包括但不限於：為商營航空公司提供決策支持的數據服務、支持航空聯盟的產品服務、發展電子客票和電子商務的解決方案，以及為商營航空公司和機場提供提高地面營運效率的信息管理系統等服務。二零零六年，航空信息技術服務業務的收入約為人民幣1,395.2百萬元，約佔本集團總收入的81.5%，較二零零五年同期增長了約12.7%。

隨著世界經濟全球化深入發展，國際貿易不斷擴大，生產要素流動和產業轉移加快，全球航空運輸業正在扮演越來越重要的角色。受惠於日益全球化的中國經濟的持續快速增長，中國航空運輸業亦處於快速增長階段。二零零六年，作為中國航空旅遊業信息技術解決方案的主導供應商，本公司ETD系統處理的國內外商營航空公司航班訂座量達173.0百萬人次，較二零零五年同期增長了約14.3%，其中處理中國商營航空公司的航班訂座量增長了約14.1%，處理外國及地區商營航空公司的航班訂座量增長了約16.9%。

近幾年，為應對國內航空旅遊業日趨國際化競爭，商營航空公司在豐富營銷渠道、簡化商務流程、完善服務手段、降低營運成本等方面對信息技術解決方案的需求愈發迫切，要求愈發高級化。根植於中國航空旅遊業，本集團圍繞商營航空公司座位控制產品線、分銷業務解決方案產品線及運價產品線，完善和改進航空信息技術服務及其延伸服務。二零零六年，隨著中國東方航空股份有限公司和中國南方航空股份有限公司的加盟，中國主要商營航空公司均使用本公司自主開發的電子客票系統，美利堅航空公司、大韓航空公司等13家外國及地區商營航空公司亦在本公司提供的技術支持下銷售電子客票。二零零六年，國內商營航空公司通過本公司BSP電子客票、商營航空公司直銷電子客票、商營航空公司網站電子客票三大系統銷售的電子客票約71.6百萬航段，佔其航班訂座量的比例於二零零六年底達到81.4%，從而使得中國成為僅次於美國的全球第二大電子客票使用區。二零零六年，在本公司繼續為中國商營航空公司加入航空聯盟提供系統支持的技術準備取得了階段性進展的同時，本公司亦進一步完善運價發佈系統(Easyfare)，並廣泛應用於多家中國商營航空公司，從而大幅地提高了商營航空公司運價發佈的準確性。另外，本公司自主研發的虛擬航班產品支持了商營航空公司創新商務合作模式，中轉管理系統改善了商營航空公司地面中轉服務的流程和效率。

二零零六年，本公司自主開發的新一代APP (NewAPP)前端系統相繼在北京首都、上海浦東等機場建設投產，使得使用本公司NewAPP前端系統的國內機場達45家，從而確立了NewAPP前端系統在國內大中型機場的主導地位。為支持中國商營航空公司在海外市場開展中轉、聯程、電子客票等服務，本公司亦推進APP系統在國外或地區機場的落地建設和營運，二零零六年，完成了中國國際航空股份有限公司、中國南方航空股份有限公司在法蘭克福、新加坡等機場的APP系統投產工作，使得中國商營航空公司已在15家國外或地區機場使用本公司APP系統，處理的出港旅客量約5.2百萬人次。二零零六年，加盟本公司APP系統的外國及地區商營航空公司達到了29家，亦有多家外國及地區商營航空公司使用了本公司的多主機接入服務，共處理出港旅客量2.4百萬人次。本公司自主研發的符合IATA標準的通用自助值機系統(CUSS)先後在北京首都、昆明等機場投入使用，簡化了商營航空公司的商務流程，方便了航空旅客。輔助機場決策支持的機場數據服務系統亦在西安、青島等機場投產。

本公司新一代航空旅客服務系統的建設目標是以旅客為中心，能夠靈活支持航空旅遊業價值鏈中每個環節的商務活動，以配合航空旅遊業的發展趨勢，支持商營航空公司的市場競爭和營運。根據新一代系統的建設框架，二零零六年，實現了中間件系統開放業務接入的功能和電子客票數據庫向開放平台的轉移，提出了本公司新一代開放系統的架構模板T-OSF(TravelSky Open System Framework)，為核心系統向開放平台的平滑轉移奠定了基礎。

分銷信息技術服務

本集團的旅遊分銷網絡是由6,500多家旅行社及旅遊分銷代理人擁有的約58千台銷售終端組成的，並通過SITA網絡與國際所有GDS和29家外國及地區商營航空公司實現高等級聯接和直聯，覆蓋了國內外400多個城市，並通過遍佈全國各地的30餘個地區分銷中心和香港、新加坡、日本、韓國4個海外分銷中心，為旅行社、旅遊分銷代理人提供技術支持和本地化服務。全年處理的交易量逾112.6百萬宗，交易金額達人民幣150.5十億元。為給旅行社和旅遊分銷代理人提供更豐富、及時的內容，更靈活的分銷方式，更便利的操作流程，本集團主要從前端、中間、後台三個層次開發適合客戶需求的解決方案。

在前端解決方案方面，本集團在繼續完善E-Term產品和基於Web的新一代GDS前端系列產品的同時，亦為旅行社及旅遊分銷代理人提供自主開發的IBE(Internet Booking Engine)及包括常客管理、行程在線等應用功能的ASP(Application Service Provider)服務，並支持商營航空公司通過其公司網站進行銷售，推動了中國航空旅遊業在線分銷業務的發展。二零零六年，電子商務銷售的機票量約5.9百萬航段，交易金額約人民幣4.1十億元。在中間解決方案方面，本集團開發了數據分析產品、銷售管理工具、信息發佈、業務流程平台，以滿足旅行社或旅遊分銷代理人進行市場分析、客戶管理和業務運營的需求。在後台解決方案方面，本集團將主機豐富的數據資源與友好、簡潔的圖文操作界面緊密結合，設計開發了代理人銷售管理系統，以協助旅行社或旅遊分銷代理人提高營運效率。

旅遊產品分銷服務

二零零六年，中國繼續保持全球第四大入境旅遊接待國、亞洲第一大出境旅遊市場及全球最大國內旅遊市場的地位，為本集團繼續發展包括酒店預定、「酒店+機票」產品、租車和差旅保險產品等旅遊產品的分銷業務提供了契機。二零零六年，本集團繼續完善酒店分銷系統，積極推進與上游旅遊產品供應商、下游分銷代理人的合作，全年銷售的酒店房間量達230.4千間夜，較二零零五年同期增長了4.5倍。本集團亦繼續與國內多家保險經紀機構合作，發展航空意外人身傷害保險等保險產品分銷的信息技術解決方案。

信息技術集成服務

二零零六年，本集團抓住中國航空信息安全需求與日俱增的機遇，積極拓展信息技術集成服務業務，促進本集團在中國航空信息安全業務方面的進展。二零零六年，北京首都機場率先使用本公司自主開發的面向航空旅客出行安全的信息管理系統(APSIS)，深圳、昆明等機場率先使用本公司針對高端旅客服務的機場旅客服務平台系統(USAP)，中國國際航空股份有限公司率先使用本公司專為查詢不正常行李開發的航空旅客行李查詢系統，均取得了明顯成效。同時，本集團亦完成了部分政府安全部門的信息技術集成項目，從而促進了本公司在中國航空信息安全方面的業務進展。

基礎設施

本集團的基礎設施是為本集團業務的可持續性發展服務的。本集團基礎設施的建設目標是在確保生產安全、滿足業務發展的同時，綜合運用現有的技術、商務、管理手段，調整系統結構，優化資源配置，提升運行可靠性和抗干擾能力，實現低成本營運。

二零零六年，本集團在確保生產安全的前提下，成功實現了ICS、DCS、CRS三大核心主機系統的轉移，升級了系統軟件，優化了系統性能；通過OMSE資源擴容、網絡集中監控、機房安防改造等技術改造項目的實施，保障基礎設施穩定運行，增強了系統保障能力；通過實施部分系統模塊調整、SAVE技術實施、TA軟件投產，提升了系統處理能力；MATIP技術的應用，節約了營運成本。二零零六年，本公司的供應控制系統(ICS)、計算機訂票系統(CRS)和APP主機系統的可利用率分別約為99.9%、99.9%、99.9%。

管理層對財務狀況及經營業績的討論與分析

閱讀下述討論和分析時，請一併參閱本年度報告所載列的本集團財務報表(含附註)中的財務資料。財務報表是根據國際財務報告準則編製的。以下討論的歷史業績摘要並不代表對本集團未來業務經營的預測。

概述

二零零六年度本集團稅前利潤約為人民幣627.9百萬元，較截至二零零五年十二月三十一日止年度(「二零零五年」)增加了約5.6%。折舊、攤銷、息稅前盈餘(EBITDA)約為人民幣789.5百萬元，較二零零五年增加了約9.1%。本公司權益持有人應佔盈利約為人民幣515.6百萬元，較上一年減少了約2.7%，主要是由於本公司稅收優惠的減半期於二零零五年十二月三十一日到期，企業所得稅率從二零零五年7.5%的優惠稅率轉變為二零零六年15%的稅率所致。

本集團二零零六年度每股基本及攤薄盈利為人民幣0.58元。

總收入

本集團二零零六年度總收入約為人民幣1,711.7百萬元，較二零零五年度總收入約人民幣1,496.8百萬元，增加了約人民幣214.9百萬元或14.4%。增加的主要原因是本公司二零零六年度航空信息技術服務業務量快速增長所致。總收入增加之反映如下：

- 航空信息技術服務收入佔本集團二零零六年總收入的81.5%；而二零零五年為82.7%。航空信息技術服務收入由二零零五年的約人民幣1,238.0百萬元增加至二零零六年的約人民幣1,395.2百萬元，增加了約12.7%。收入增加主要是由於電子旅遊分銷服務增加所致。

- 數據網絡及其他收入佔本集團二零零六年總收入的18.5%，而二零零五年為17.3%。數據網絡及其他收入由二零零五年的約人民幣258.8百萬元增加至二零零六年的約人民幣316.5百萬元，增加了約22.3%。

淨收入

淨收入由二零零五年的約人民幣1,447.0百萬元增加至二零零六年的約人民幣1,655.3百萬元，增加了14.4%。

營業成本

二零零六年度營業成本為人民幣1,093.5百萬元，較二零零五年的人民幣903.2百萬元，增加了人民幣190.3百萬元或21.1%。營業成本的增加反映如下：

- 折舊及攤銷從二零零五年的人民幣182.0百萬元增長到二零零六年的人民幣229.2百萬元，增長了25.9%，主要是由於二零零六年資本性支出開始計提折舊和攤銷增加所致；

- 網絡使用費由二零零五年的人民幣60.0百萬元增長到二零零六年的人民幣76.5百萬元，增長了27.6%，主要是外國和地區商營航空公司航班訂座量增長以及國內外商營航空公司日益使用本公司APP系統所致；

- 人工成本增加了15.1%，主要由於為支持本集團業務發展而增加了員工數量；

- 由於二零零六年本公司繼續增加新產品和新技術研發投入，以及採購的計算機硬件、軟件數量增加而相應增加硬件、軟件維護費用，從而使技術支持及維護費增加了46.5%；及

- 佣金及推廣費用增加了31.1%，主要由於APP、酒店預訂等業務發展所致。

由於淨收入及營業成本的上述變化，本集團的營業利潤由二零零五年的人民幣543.9百萬元增加至二零零六年的人民幣561.8百萬元，增加了人民幣17.9百萬元或3.3%。

企業所得稅

本公司於二零零零年十月在中關村海淀科技園區註冊成立為高新技術企業，並已得到了海淀區國家稅務局的批准，從二零零六年一月一日起按15%的稅率繳納所得稅。二零零五年度，本公司按7.5%以稅率繳納所得稅。

如本公司二零零七年一月三十一日發佈公告所述，本公司獲確認為「二零零六年度國家規劃佈局內重點軟件企業」(「重點軟件企業」)之一，根據相關規定，重點軟件企業在當年未享受免稅優惠的，按10%的優惠稅率繳納企業所得稅，故本公司獲確認為二零零六年重點軟件企業於二零零六年財政年度可以享有該優惠稅率。

本公司已按15%的稅率繳納截至二零零六年十二月三十一日止財政年度的企業所得稅。根據相關規定，15%的稅率徵收的企業所得稅與按10%的稅率徵收的企業所得稅的差額將於隨後的財政年度退還本公司。

本公司權益持有人之應佔盈利

由於上述因素，本公司權益持有人之應佔盈利由二零零五年的約人民幣529.6百萬元下降到二零零六年的約人民幣515.6百萬元，下降了約2.7%。

可供分配利潤

在按照中國會計準則及國際財務報告準則分別編製的法定財務報表所載的可分配於公司股東之利潤提取了財務報表附註32所載的法定公積金和任意公積金以後，本公司於二零零六年十二月三十一日可供分配之利潤為人民幣787.9百萬元。

股息分派及建議派發紅股

於二零零七年三月二十八日，董事會建議派發二零零六年度末期股息，每股人民幣0.22元，共計人民幣195.4百萬元。在派發上述末期股息後，於二零零六年十二月三十一日可供分配之利潤約為人民幣592.5百萬元(二零零五年：人民幣423.6百萬元)。

於二零零七年三月二十八日，董事會建議以每1股現有股份派送1股新股的方式派送紅股予本公司股東。有關建議須獲股東大會及有關監管機構批准，並需符合有關法律、法規。

有關建議派發紅股的詳情將載於本公司股東通函內，並將儘快寄發予股東。

變現能力與資本結構

下表列述以下年度本集團的現金流量摘要：

	截至十二月三十一日止年度	
	二零零六年	二零零五年
	(人民幣百萬元)	*(人民幣百萬元)*
經營活動現金流入淨額	**650.9**	402.5
用於投資活動之現金淨額	**(42.1)**	(1,656.7)
融資活動使用之現金淨額	**(217.3)**	(111.3)
滙率變動對現金及現金等價物的影響額	**(15.2)**	(14.6)
現金及現金等價物淨值增加(減少)	**376.3**	(1,380.0)

本集團二零零六年的營運資金主要來自經營活動。其中來自經營活動現金流入淨額為人民幣650.9百萬元。

二零零六年本集團沒有任何短期和長期銀行貸款，本集團也沒有使用任何用於對沖目的的金融工具。

於二零零六年十二月三十一日，本集團的現金及現金等價物為人民幣1,233.2百萬元，其中86.4%、8.9%和4.5%分別以人民幣、美元和港幣計價。

長期投資

於二零零六年十二月三十一日，本集團持有人民幣1億元3%年利率的國債。國債到期日為二零零八年十二月十八日。

資產抵押

於二零零六年十二月三十一日，本集團並無任何資產抵押。

資本開支

本集團二零零六年度的資本開支約為人民幣159.3百萬元，較二零零五年度的約人民幣435.0百萬元，減少了約人民幣275.7百萬元。

本集團二零零六年度的資本開支主要包括根據本集團業務戰略購置所需的硬件、軟件以及基礎設施建設。

董事會估計本集團二零零七年所需的計劃資本開支約為人民幣494.7百萬元，主要用於開發及逐步推行新一代航空旅客服務系統及其他新業務。

資本支出計劃的資金來源將包括營運活動產生的內部現金流量。

董事會估計二零零七年本集團的資金來源完全能夠滿足資本開支計劃、日常營運和其他目的等所需資金。

外匯風險

本集團的外匯風險來自商業交易和已確認資產和負債。人民幣兑外幣的滙率波動對本集團的經營業績可能帶來影響。

資產負債比率

於二零零六年十二月三十一日，本集團之資產負債比率約為10.3%(二零零五年：11.2%)，該比率是通過將本集團於二零零六年十二月三十一日的總負債除以總資產而得出。

或有負債

於二零零六年十二月三十一日，本集團並無重大或有負債。

員工

於二零零六年十二月三十一日，本集團的員工總數為2,388名。於二零零六年度工資和獎金為約人民幣181.6百萬元，佔本集團二零零六年總營業成本的約16.6%。

本集團員工(包括執行董事及職工代表監事)的薪酬包括工資、獎金及其它福利計劃。本集團在遵循中國有關法律及法規的情況下，視乎員工的業績、資歷、職務等因素，對不同的員工(包括執行董事及職工代表監事)執行不同的薪酬標準。

目前，並無任何非執行董事收取任何薪酬。然而，非執行董事於任期內產生的任何合理支出將由本公司承擔。獨立非執行董事按現行市價收取本公司薪酬，其於任期內產生任何合理支出將由本公司承擔。

於二零零六年度，本集團繼續為員工提供有關航空旅遊和計算機信息技術專業、工商管理教育等學習機會和提供有關計算機信息技術、個人素質、法律、法規和經濟領域最新進展的培訓。

基本醫療保險規定

於二零零一年二月二十日，中國北京市人民政府發佈了《北京市基本醫療保險規定》(「有關規定」)。由於員工醫療保險之有關辦法須按公司所在地的相應政策執行，本公司北京總部從二零零二年九月一日起執行了有關規定。根據該規定，本公司於二零零六年度支付了合共人民幣7,162,909元(二零零五年度支付了合共人民幣5,504,730元)。董事會認為有關規定實施後對本公司財務狀況沒有構成重大影響。

本公司董事會、監事會及高級管理人員一直致力於實施有效的企業管治政策，以確保所有決定均恪守誠信、貫徹公開、公平和公正的原則，並發揮必要、有效地制衡作用，並不斷完善企業管治架構，以提高監督管理質量，達到各位股東及有關人士對本集團的期望。

企業管治常規

本公司按照《中華人民共和國公司法》(「《公司法》」)及本公司《章程》之規定規範公司的內部運作，並向所有市場參加者和監管部門提供及時、準確、完整、可靠的訊息，努力提高公司的透明度。本公司董事會自二零零五年起已採納香港聯合交易所有限公司證券上市規則(「《上市規則》」)附錄十四《企業管治常規守則》中的守則條文(「守則條文」)，作為本公司的企業管治守則，除偏離了守則條文A.1.1、D.1.1、 D.1.2及C.2.1條外，於二零零六年度已遵守守則條文。

二零零六年，因會議時間安排不夠合適，故本公司只召開了3次董事會定期會議，未完全遵守守則條文A.1.1條，董事會將在新的一年中改善有關會議安排，以符合有關守則條文的規定。本公司《章程》已列出董事會和總經理各自的職權，但本公司未有另外就其它轉授予管理層的職能及管理層的權力訂立具體的指引，並未完全遵守守則條文D.1.1及D.1.2條。董事會認為本公司管理層是以總經理為領導核心的管理團隊，負責本公司的日常經營管理事務，本公司現時安排並無損害公司利益。董事會亦考慮在本公司的內部控制管理制度完善過程中，明確授予管理層的職權。

二零零六年度，本公司聘請專業咨詢顧問，進行有關內控覆核工作，包括財務控制、運作控制、合規控制及風險管理等重要控制方面，同時編製了《內控覆核報告》及《內控手冊》，因有關工作於二零零六年度末才完成，故本公司第二屆董事會未能及時於二零零六年度內就內部監控進行檢討，偏離了守則條文C.2.1條。但董事會於二零零七年三月二十八日召開的會議上就本集團的內部監控系統及其有效性進行了檢討。

董事的證券交易

本公司各位董事均恪盡職守，以勤勉誠信的態度忠實地履行自己的責任。本公司已採納《上市規則》附錄十之《上市發行人董事進行證券交易的標準守則》(「標準守則」)，要求全體董事按照《標準守則》進行證券交易。經向各位董事作出特定查詢後，二零零六年度，概無任何董事未能遵守《標準守則》的有關規定。

董事會

董事會負有領導及監控本公司的責任，並集體決策和監督本公司營運。

董事會負責編製每個財政期間的賬目，使該賬目能真實公平地反映本集團在該時期內的業務狀況、業績及現金流向表現。董事會在編制二零零六年度賬目時採納《國際財務報告準則》，選用適合的會計政策，做出審慎合理判斷及估計，並按持續經營基準編制賬目。董事就編制本集團財務報表承擔有關責任。二零零六年，董事會按《章程》的規定，在有關財政期間結束後120天及60天期限內分別發表二零零五年度及二零零六年中期業績。

本公司第三屆董事會由十五名董事組成(董事名單見公司資料一節)，其中執行董事四名，非執行董事十一名(包括三名獨立非執行董事)。本公司第二屆董事會三年任期應於二零零六年十二月四日屆滿，但根據中國《公司法》的規定，在本公司第三屆董事會董事就任前，第二屆董事會各位董事仍須按照所適用的法律法規履行董事職務。本公司二零零七年一月九日臨時股東大會選舉產生了第三屆董事會，本公司第三屆董事會各董事任期為自二零零七年一月九日起算三年，各董事簡歷載於第112至120頁，各位董事均分別擁有航空、信息科技或財經方面的豐富經驗，本公司委任的獨立非執行董事符合《上市規則》第3.10(1)及(2)條的規定。本公司第三屆董事會主席(董事長)及現任行政總裁(總經理)分別由朱永董事及朱曉星董事連任，其職責已清楚區分。

本公司第二屆董事會三位獨立非執行董事烏家培先生(因任期屆滿，於二零零七年一月九日離任)、周國華先生和易永發先生均已按《上市規則》第3.13條之規定，提交確認其二零零六年度獨立性之年度確認函。本公司第三屆董事會之新任獨立非執行董事的袁耀輝先生於二零零七年一月九日履任時即按《上市規則》第3.13條之規定提交了其獨立性確認書。

本公司認為上述所有獨立非執行董事均符合《上市規則》第3.13條之獨立性評估指引，並根據該指引屬獨立人士。本公司獨立非執行董事一貫以積極謹慎的態度盡責的履行其職能， 並以本公司的整體利益為前提，憑藉各自寶貴的專業經驗對本公司的經營管理提供指導意見，並通過擔任本公司審核委員會及薪酬與考核委員會(「薪酬委員會」)委員，履行審核本公司監察財務匯報程序及檢討內部控制等職責。

二零零六年度，第二屆董事會共召開三次定期會議及兩次傳閱書面議案形式的會議，就三次定期會議，各第二屆董事會的董事之出席率如下：

姓名	於第二屆董事會之職務	出席會議(次)	應出席會議(次)	出席率
朱　永	董事長	3	3	100%
王全華	副董事長，非執行董事	3 (其中授權其他董事代表出席1次)	3	100%
曹建雄	副董事長，非執行董事	3 (其中授權其他董事代表出席2次)	3	100%
宮國魁	副董事長，非執行董事	3	3	100%

姓名	於第二屆董事會之職務	出席會議(次)	應出席會議(次)	出席率
榮　剛	非執行董事	3 (其中授權其他董事代表出席1次)	3	100%
楊亞鐵	非執行董事	3	3	100%
朱曉星	執行董事，總經理	3	3	100%
丁衛平	執行董事	3	3	100%
宋金箱	執行董事	3 (其中授權其他董事代表出席1次)	3	100%
李曉光	非執行董事	3	3	100%
司玉佩	非執行董事	3 (其中授權其他董事代表出席1次)	3	100%
宋　箭	非執行董事	3	3	100%
烏家培	獨立非執行董事	3	3	100%
周國華	獨立非執行董事	3	3	100%
易永發	獨立非執行董事	3	3	100%

本公司部分偏離守則條文D.1.1及D.1.2，現時本公司就董事會授予管理層的職權尚未制訂明確的指引，董事會認為本公司管理層是以總經理為領導核心的管理團隊，負責本公司的日常經營管理事務，《章程》對董事會與總經理的職責及權力有明確的規定，董事會亦可就某些特定事項(如簽訂某項協議)賦予總經理專項授權，而管理層在總經理領導下履行職責，本公司現時安排並無損害公司利益。董事會亦正考慮在本公司的內部控制管理制度完善過程中，明確授予管理層的職權。

董事會根據《章程》的規定對股東大會負責，行使下列職權：負責召集股東大會並向股東大會報告工作；執行股東大會的決議；確定本公司的業務計劃和投資計劃；制定本公司的年度預算及期末決算；就股息及紅利分派及股本增減向股東提出建議；制訂《章程》修改方案；除中國《公司法》和《章程》規定由股東大會決議的事項外，決定本公司的其它重大事務和行政事務；以及行使股東大會及《章程》授予的其它職權及責任。此外，《章程》還規定董事會做出關於本公司關聯交易的決議時，必須由獨立非執行董事簽字後方能生效。

同時，按照《章程》規定，董事會賦予本公司總經理下列職權：主持本公司的生產經營管理工作，組織實施董事會決議；組織實施本公司年度經營計劃和投資計劃；擬訂本公司內部管理機構設置方案；擬訂本公司分支機構設置方案；擬訂本公司的基本管理制度；制定本公司的基本規章；提請聘任或者解聘本公司副總經理、財務總監；聘任或者解聘除應由董事會聘任或者解聘以外的負責管理人員；本公司《章程》和董事會授予的其它職權。

此外，二零零二年，董事會將股東大會授予董事會的對每一項與本公司主營業務有關的、本公司出資不多於人民幣五百萬元的機構(如本公司地區分銷中心)的投資審批權，轉授予了總經理，以利於提高日常運營管理效率。

本公司第三屆董事會於二零零七年三月二十八日召開的會議，就本公司內部監控系統進行了檢討。本集團現行內部監控系統及其有效性的實施及維護由管理層負責，董事會及其審核委員會監督管理層的行動，並監控內部控制系統的有效性。董事會每年將至少檢討一次本公司的內部監控系統的有效性，並向股東作出匯報。二零零六年度完成了有關本集團內部監控系統的覆核，設計了關鍵控制點，正在著手建設公司層面控制、業務層面控制和信息系統總體控制三個層面的內部控制體系，董事會認為本集團二零零六年度的內部監控系統基本有效及足夠；有關在覆核過程中發現的不足，本集團將按照《內控手冊》逐步進行完善。

審核委員會

本公司審核委員會角色、職責及權力已載於本公司網站，主要包括：審議本公司財務報告的完整、準確及公正程度，聽取本公司管理層及核數師的匯報，就公司的財務狀況向公司財務部門及核數師進行提問並取得合理的解釋，以及檢討本集團內部監控和財務申報等事宜，並向董事會做出匯報。審核委員會定期會議每年至少兩次，如有需要亦可隨時召開會議。

本公司第二屆董事會之審核委員會由三名獨立非執行董事烏家培先生、周國華先生和易永發先生組成，由烏家培先生擔任審核委員會主任委員(即委員會主席)。第二屆董事會之審核委員會各委員於二零零六年度會議的出席率：

委員姓名	出席會議(次)	應出席會議(次)	出席率
烏家培(委員會主席)	2	2	100%
周國華	2	2	100%
易永發	2	2	100%

第二屆董事會之審核委員會於二零零六年度先後召開兩次會議，並將會議記錄提交董事會以做匯報。審核委員會已獲充足資源以履行其職責，其本年度工作報告如下：

1. 審閱截至二零零五年十二月三十一日止年度、截至二零零六年六月三十日止六個月的財務報告，經與管理層、公司財務部門及外聘核數師討論，同意本集團採用的會計處理方式，並已盡力確保披露的有關財務資料符合適用的會計準則及《上市規則》的要求；

2. 審閱外聘核數師的審計安排及情況說明函件，檢查核數師向管理層提出的問題及管理層做出的回應；

3. 審閱本公司及外聘核數師就關聯交易做出的匯報；

4. 檢討外部核數師的獨立性及核數程序是否有效，並與核數師討論核數性質範疇及有關申報責任；

5. 審議批准2006年度外聘核數師的核數服務薪酬及聘用條款，監察外聘核數師是否提供非核數服務，就核數師聘任事宜向董事會提供建議；

6. 檢討公司財務監控及風險管理規定，監察內部審計與外部核數工作是否協調有效，內部財務匯報程序及內部管理執行效力；以及

7. 就本公司的內部監控、及委聘專業咨詢顧問與管理層討論，並就按照《上市規則》要求進行內部監控系統檢討工作，向董事會提出意見和建議。

鑒於本公司第二屆董事會各董事任期於二零零七年一月九日結束，按照本公司《審核委員會工作規則》之有關規定，本公司第二屆董事會之審核委員會各位委員任期亦隨之結束。本公司第三屆董事會於二零零七年一月九日決定委任三名獨立非執行董事周國華先生、易永發先生、袁耀輝先生組成新一屆審核委員會，並委任易永發先生擔任審核委員會主任委員(即審核委員會主席)，各委員任期與其董事任期一致。

二零零七年三月二十七日，第三屆董事會之審核委員會舉行會議，與外聘核數師審閱本集團二零零六年的綜合財務報表，包括本集團採納的會計原則及實務準則，根據審閱結果以及與管理層及財務部門、外聘核數師討論後，同意本集團採用的會計處理方式，並已盡力確保本年報披露的財務數據符合適用的會計準則及《上市規則》附錄十六。因此，第三屆董事會之審核委員會建議董事會批准對外披露截至二零零六年十二月三十一日止年度的綜合財務報表。同時，審核委員會亦在本次會議上聽取了管理層就本公司內控覆核情況的匯報，並就內控與外部審計師、公司管理層、內控項目專業咨詢顧問進行了討論，要求管理層就有關問題儘快進行補充和完善。

第三屆董事會之審核委員會亦建議委任羅兵咸永道會計師事務所(香港註冊會計師)及普華永道中天會計師事務所有限公司(中國註冊會計師)分別出任本集團二零零七年度的國際及中國外聘核數師，並建議將有關決議於本公司即將舉行的股東周年大會上提交股東審議。

薪酬與考核委員會(「薪酬委員會」)

薪酬委員會由三名獨立非執行董事和兩名非執行董事組成，並由一名獨立非執行董事擔任主任委員(即委員會主席)。本公司薪酬委員會角色及職能已載於本公司網站，主要包括：研究董事和高級管理人員的考核標準，根據本公司經營實際情況進行考評並提出建議；及研究和審查董事、高級管理人員的薪酬政策與方案並對其進行績效考評；就本公司董事及高級管理人員的全體薪酬政策及架構，及就設立正規而具透明度的程序制訂此等薪酬政策，向董事會提出建議；負責對本公司的薪酬制度的執行情況進行監督；釐訂全體執行董事及高級管理人員的特定薪酬待遇，並就非執行董事的薪酬向董事會提出建議；透過參照董事會不時通過的公司目標，檢討及批准按表現而釐定的薪酬；檢討及批准向執行董事及高級管理人員支付那些與喪失或終止職務或委任有關的賠償，以確保該等賠償按有關合約條款釐定；檢討及批准因董事行為失當而解僱或罷免有關董事所涉及的賠償安排，以確保該等安排按有關合約條款釐定；及確保任何董事或其任何聯繫人不得自行釐定本身薪酬。薪酬委員會須向董事會匯報其決定或建議，薪酬委員會提出的本公司董事的薪酬計劃，須報經董事會同意，提交股東大會審議通過後方可實施；關於本公司高級管理人員的薪酬方案亦須報董事會批准。薪酬委員會已獲充足資源以履行上述職責。

本公司第二屆董事會之薪酬委員會成員包括三名獨立非執行董事周國華先生、烏家培先生、易永發先生，以及兩名非執行董事王全華先生和楊亞鐵先生，由獨立非執行董事周國華先生擔任薪酬委員會主任委員(即委員會主席)。

薪酬委員會於二零零六年沒有召開會議。

鑒於本公司第二屆董事會各董事任期於二零零七年一月九日結束，按照本公司《薪酬與考核委員會工作規則》之有關規定，本公司第二屆董事會之薪酬委員會各位委員任期亦隨之結束。本公司第三屆董事會於二零零七年一月九日決定委任三名獨立非執行董事周國華先生、易永發先生、袁耀輝先生及兩名非執行董事王全華先生和孫湧濤先生組成新一屆薪酬委員會，並委任袁耀輝先生擔任薪酬委員會主任委員(即委員會主席)，各委員任期與其董事任期一致。

董事薪酬政策

本公司第三屆董事會根據股東大會的授權，代表本公司與第三屆董事會各位董事分別簽訂服務合約。按照合約，自二零零七年度起本公司每名獨立非執行董事之袍金為每年人民幣十二萬元(二零零六年度為每年人民幣九萬元，均為納稅前金額)，不享有花紅，該袍金是參考現行市場價格及有關董事之資歷釐定；其他執行董事及非執行董事均無董事袍金及/或花紅；但執行董事如為本公司的全職員工，將就其全職服務獲得員工薪金，該薪金包括本公司按中國法律法規、按員工職務、表現及工作經驗釐定的工資、福利、津貼及退休金供款，及本公司根據公司業績及財務狀況按崗位薪酬制度規定付予員工的酌情獎金；同時，董事在其為本公司提供服務期間發生的合理費用由本公司承擔，並享有本公司為董事、監事及高級管理人員購買的責任保險。董事薪酬的調整方案將根據股東大會的授權由董事會與薪酬委員會負責按所適用的法律法規制定。各董事薪酬情況見第73至75頁財務報表附註7。

董事提名

本公司尚未設立提名委員會，現時有關董事提名及選舉按照《章程》的有關規定執行。目前本公司董事的提名及選舉程序為：董事(除了獨立非執行董事)候選人由發起人股東提名推薦，獨立非執行董事由董事會提名推薦，董事候選人(包括獨立非執行董事)經董事會按照中國《公司法》、《上市規則》及《章程》第十四章「公司董事、監事、經理和其它高級管理人員的資格和義務」的相關規定甄選後，報請股東大會選舉；董事任期三年，董事任期屆滿，可以連選連任；有關提名董事候選人的意圖以及候選人表明願意接受提名的書面通知，應在就選舉董事的股東大會的通知發出之日後及該股東大會召開之日至少七天前發給公司；每屆董事會由十五名董事組成，外部董事佔董事會人數的二分之一以上，其中包括兩名以上的獨立非執行董事；董事的選舉由股東大會以普通決議的方式表決，表決通過的董事人數超過十五名時，依次以得票較高者確定獲選董事；股東大會在遵守有關法律、行政法規規定的前提下，可以以普通決議的方式將任何任期未屆滿的董事罷免。

董事會下設各專業委員會之委員由董事長、二分之一以上的獨立非執行董事或者全體董事的三分之一提名，並由董事會選舉產生，各委員會主任委員(即委員會主席)由董事會委任，各委員會委員之任職資格須符合各委員會工作規則的有關規定。

本公司第二屆董事會任期應於二零零六年十二月四日屆滿，但根據《公司法》的規定，在本公司第三屆董事會董事就任前(即本公司二零零七年一月九日的臨時股東大會會議結束前)，第二屆董事會各位董事仍須按照所適用的法律法規履行董事職務。本公司二零零七年一月九日臨時股東大會選舉產生了第三屆董事會。第三屆董事會15名董事包括：朱永、朱曉星、丁衛平、宋金箱4位執行董事，王全華、曹建雄、宮國魁、榮剛、孫湧濤、劉德俊、夏毅、宋箭8位非執行董事，周國華、易永發、袁耀輝3名獨立非執行董事，各位董事任期為自二零零七年一月九日起算三年。

本公司第二屆董事會之董事，包括非執行董事楊亞鐵先生、李曉光先生、司玉佩先生及獨立非執行董事烏家培先生由於其董事任期屆滿，且不再連任，其擔任的本公司董事職務自本公司二零零七年一月九日臨時股東大會會議結束後終止。

本公司第三屆董事會於二零零七年一月九日的董事會會議上，選舉朱永董事擔任第三屆董事會之董事長；選舉王全華董事、曹建雄董事、宮國魁董事擔任第三屆董事會之副董事長；聘任朱曉星董事擔任本公司總經理；聘任肖殷洪先生、黃澎先生擔任本公司副總經理；聘任丁衛平董事擔任董事會秘書及公司秘書；委任三名獨立非執行董事周國華先生、易永發先生、袁耀輝先生擔任審核委員會委員，並委任易永發先生擔任審核委員會主任委員(即委員會主席)；委任三名獨立非執行董事周國華先生、易永發先生、袁耀輝先生及兩名非執行董事王全華先生、孫湧濤先生擔任薪酬委員會委員，並由袁耀輝先生擔任薪酬委員會主任委員(即委員會主席)；委任朱永董事、王全華董事、曹建雄董事、宮國魁董事、榮剛董事、丁衛平董事擔任戰略委員會委員，並由曹建雄董事擔任戰略委員會主任委員(即委員會主席)。

外部核數師酬金

本公司國際及中國核數師羅兵咸永道會計師事務所、普華永道中天會計師事務所有限公司，在二零零六年度向本公司提供核數服務的酬金總計為人民幣174.78萬元，此外並無提供其他非核數服務。

戰略委員會

本公司戰略委員會由六名董事組成。戰略委員會負責對公司長期發展戰略和重大投資決策進行研究並提出建議，如重大投資融資方案、重大資本運作及資產經營項目等影響公司發展的重大事項，其職責已載於本公司網站。

本公司第二屆董事會之戰略委員會成員包括：曹建雄董事、朱永董事、王全華董事、宮國魁董事、榮剛董事及丁衛平董事。曹建雄董事擔任戰略委員會主任委員(即委員會主席)。二零零六年六月，戰略委員會召開會議討論本公司的戰略合作項目，並向董事會做出匯報。戰略委員會委員本年度的會議出席率均為100%。

鑒於本公司第二屆董事會各董事任期於二零零七年一月九日結束，按照本公司《戰略委員會工作規則》之有關規定，本公司第二屆董事會之戰略委員會各位委員任期亦隨之結束。本公司第三屆董事會於二零零七年一月九日決定仍委任曹建雄董事、朱永董事、王全華董事、宮國魁董事、榮剛董事及丁衛平董事組成新一屆戰略委員會，並仍委任曹建雄董事擔任戰略委員會主任委員(即委員會主席)，各委員任期與其董事任期一致。

監事會

本公司監事會依據中國法律設立，並根據《章程》規定審閱本公司財務情況，及對本公司董事會及高級管理人員的經營管理活動進行監督。監事會職責包括：參加董事會會議；審核本公司財務事務及報表等董事不時在股東大會上提出的財務資料；以及監督本公司董事會和其它高級管理人員在履行自身職責時的活動，在本公司與其任何董事之間發生利益衝突時，監事會將代表本公司商討或提起對該等董事的法律訴訟。監事會任何會議上所提出的決議案若經三分之二或以上的監事批准，即獲採納。

二零零六年度，本公司第二屆監事會共召開了兩次會議及一次傳閱書面議案形式的會議，審閱了本公司二零零五年度及二零零六年中期業績相關的財務資料，對本公司董事會及高級管理人員的經營管理行為進行了監督，並向管理層提出建議。第二屆監事會八名監事出席兩次會議的情況如下：

姓名	於第二屆監事會之職務	出席會議（次）	應出席會議（次）	出席率
李曉軍	監事會主席	2	2	100%
杜紅鷹	監事會副主席	2	2	100%
陳立宏	股東代表監事	2	2	100%
張亞坤	股東代表監事	2	2	100%
王永強	股東代表監事	1	2	50%
譚曉煦	職工代表監事	2	2	100%
張　欣	職工代表監事	2	2	100%
饒戈平	獨立監事	2（其中書面授權其他監事代表出席1次）	2	100%

本公司第二屆監事會任期應於二零零六年十二月四日屆滿，但根據中國《公司法》的規定，在本公司第三屆監事會監事就任前，第二屆監事會各位監事仍須按照所適用的法律法規履行監事職務。同時，根據中國《公司法》規定本公司監事會須包括職工代表監事，且比例不得低於三分之一，職工代表監事由本公司職工代表大會選舉產生。因此，根據中國《公司法》規定，本公司第三屆監事會成員為九名監事，包括五名股東代表監事、一名獨立監事及三名職工代表監事。二零零七年一月九日本公司臨時股東大會選舉第三屆監事會之六名監事，包括五位股東代表監事李曉軍、杜紅鷹、敬公斌、張亞坤和喻龑冰及一名獨立監事饒戈平。此外，本公司職工代表大會於二零零六年十一月十七日舉行的職工代表會議決議，選舉高京屏、王小敏及張欣三名職工擔任本公司第三屆監事會之職工代表監事。第三屆監事會各位監事任期為自二零零七年一月九日起算三年。各監事簡歷載於第112至120頁。

本公司監事會全體監事亦完全遵守上市規則附錄十《標準守則》的全部規定。

承董事會命
丁衛平
公司秘書

二零零七年三月二十八日

本公司董事會欣然提呈本報告及截至二零零六年度本集團經審計的財務報表。

集團業務

本集團是中國航空旅遊業信息技術解決方案的主導供應商。本集團的核心業務包括航空信息技術服務、分銷信息技術服務等。

本集團的財務業績分析載於「財務回顧」一節。

本集團並無呈列按區域分析的收入額及營運利潤貢獻，因為本集團在二零零六年度的收入及業績主要來自本集團在中國的營運。

股本結構

本公司之已發行股本，於二零零六年十二月三十一日為888,157,500股，每股面值人民幣1.00元。於二零零六年十二月三十一日，本公司的股本結構如下：

股份	於二零零六年十二月三十一日的股份數目	於二零零六年十二月三十一日佔已發行股份總數百分比(%)
內資股	577,303,500	65.00
H股	310,854,000	35.00

主要股東

於二零零六年十二月三十一日，根據需要按《證券及期貨條例》(香港法例第571章)(「《期貨條例》」)第336條而備存的登記冊，持有本公司相應類別股本5%或以上的主要股東如下：

股東名稱	證券類別及數目 *(附註1)*	持有身份	佔相應類別股本的比例	佔總股本的比例
OppenheimerFunds, Inc.	每股面值人民幣1元的42,467,220股H股(L)	投資經理	9.65% *(附註2)*	4.78%
Matthews International Capital Management, LLC	每股面值人民幣1元的28,239,000股H股(L)	投資經理	9.08%	3.18%
Templeton Asset Management Limited	每股面值人民幣1元的26,988,000股H股(L)	投資經理	8.68%	3.04%
JPMorgan Chase & Co.	每股面值人民幣1元的8,688,000股H股(L)	投資經理	2.79%	0.98%
	每股面值人民幣1元的11,882,000股H股(L)	保管人－法團／核准借出代理人	3.82%	1.34%
	每股面值人民幣1元的11,882,000股H股(P)	*(附註3)*	3.82%	1.34%
J.P.Morgan Fleming Asset Management (Asia) Inc.	每股面值人民幣1元的22,199,000股H股(L)	投資經理	7.14%	2.50%
J.P.Morgan Fleming Asset Management Holdings Inc.	每股面值人民幣1元的22,199,000股H股(L)	投資經理	7.14%	2.50%
JF Asset Management Limited	每股面值人民幣1元的22,199,000股H股(L)	投資經理	7.14%	2.50%

股東名稱	證券類別及數目(附註)	持有身份	佔相應類別股本的比例	佔總股本的比例
Platinum Asset Management Limited	每股面值人民幣1元的4,324,876股H股(L)	投資經理	1.39%	0.49%
	每股面值人民幣1元的14,407,050股H股(L)	受託人(被動受託人除外)	4.63%	1.62%
中國民航信息集團公司	每股面值人民幣1元的198,496,500股內資股(L)	實益擁有人	34.38%	22.35%
中國南方航空集團公司	每股面值人民幣1元的116,460,500股內資股(L)	實益擁有人	20.17%	13.11%
中國東方航空集團公司	每股面值人民幣1元的109,414,500股內資股(L)	實益擁有人	18.95%	12.32%
中國航空集團公司	每股面值人民幣1元的89,433,500股內資股(L)	實益擁有人	15.49%	10.07%

附註：

(1) (L) — 好倉, (P) — 可供借出的股份

(2) 此比例於OppenheimerFunds, Inc.在二零零六年十二月六日存檔的《法團大股東通知》上顯示。然而，OppenheimerFunds, Inc.所持有本公司H股的數目在該通知內顯示為42,467,220，如屬正確，則OppenheimerFunds, Inc.所佔本公司H股的比例應為13.66%，而非該通知上所示的9.65%。OppenheimerFunds, Inc.並無於本公司存檔任何《法團大股東通知》，而在本公司的成員登記冊內，因無顯示有任何本公司的H 股是在OppenheimerFunds, Inc.所持有，故本公司亦無法查明OppenheimerFunds, Inc.於2006年12月31日實際持有的H股數量。

(3) JP Morgan Chase & Co.於二零零六年十二月八日存檔的《法團大股東通知》並無註明JP Morgan Chase & Co.以何等身份持有該11,882,000股H股

除上文所述者外，於二零零六年十二月三十一日，根據需要按《期貨條例》第336條備存的登記冊所載錄，沒有任何人士或公司佔有本公司已發行股本及相關類別股份5%或以上的任何權益或淡倉。

公眾持股量

基於公開於本公司查閱之資料及據董事所知悉，於本報告刊發前的最後實際可行日期，本公司一直維持《上市規則》所訂明之公眾持股量。

董事、監事及最高行政人員擁有的本公司股本權益

於二零零六年十二月三十一日，概無任何董事、監事或最高行政人員於本公司或其相聯法團(定義見《期貨條例》第XV部所指的相關法團)擁有須按《期貨條例》第352條規定備存的登記冊中所載的股份，相關股份及債券證中的權益或淡倉，或根據《上市規則》附錄十所載的《上市發行人董事進行證券交易的標準守則》(「《標準守則》」)須知會本公司及聯交所的任何相關權益或淡倉。於二零零六年度，本公司概無任何董事、監事或最高行政人員或彼等的聯繫人士獲授予或行使任何認購本公司或其相關法團(定義見《期貨條例》第XV部所指的相關法團)的證券的權利。

董事及監事的服務合約

本公司第二屆董事會及監事會的成員已與本公司訂立服務協議。本公司第二屆董事會及監事會所有成員的任期於二零零七年一月九日結束。經本公司二零零七年一月九日臨時股東大會選舉，本公司第三屆董事會及監事會已於二零零七年一月九日成立，有關董事及監事已與本公司訂立服務協議，任期為三年。截至二零零六年十二月三十一日止年度，概無任何董事或監事提出訂立不會於一年內屆滿或僱主不得於一年內於毋須作出賠償(法定賠償除外)下屆滿的服務合約。

董事及監事的合約權益

若干本公司第二屆及第三屆董事會及監事會成員同時為多家中國商營航空公司的管理人員。而該等航空公司為本公司股東，本公司或其任何附屬公司與上述航空公司股東訂立的合約或交易已於本董事會報告中「關連交易」一節中提及。除上文所述者外，本公司各董事或監事於二零零六年內概無在本公司或其任何附屬公司為合約一方的任何重要合約中直接或間接擁有重大權益。

董事及監事酬金

董事及監事酬金詳情載於財務報表*附註7*。

資本化利息

本集團於二零零六年度並無資本化利息。

物業、廠房及設備

本集團於二零零六年年度的物業、廠房及設備變動摘要載於財務報表*附註13*。

儲備

本集團於二零零六年度的儲備變動詳情載於綜合股東權益變動表。

股息

董事會建議本公司派發之二零零六年度末期股息為每股人民幣0.22元。

員工退休計劃

本集團的員工退休計劃詳情載於財務報表*附註8*。

主要供應商及用戶

Société Internationale de Télécommunications Aeronautiques S.C.(「SITA S.C.」)是本集團截至二零零六年十二月三十一日止年度最大的供應商，二零零六年本集團支付給SITA S.C.的網絡使用費用總額佔當年本集團總營業成本(扣除折舊和攤銷開支)的8.6%。於二零零六年，本集團向其五家最大供應商支付的費用總額佔本集團總營業成本(扣除折舊和攤銷開支)的19.8%。

本集團的最大客戶乃中國南方航空集團公司之附屬公司中國南方航空股份有限公司，於截至二零零六止年度佔本集團總收入的17.6%。在同一期間內，本集團對其五家最大客戶的總銷售額佔本集團總收入的57.1%。五家最大的用戶中三家，即中國南方航空股份有限公司、中國東方航空股份有限公司及中國國際航空股份有限公司，其分別之控股股東中國南方航空集團公司、中國東方航空集團公司及中國航空集團公司，為本公司的主要股東，於二零零六年十二月三十一日合共持有本公司已發行股本約35.5%。來自上述主要用戶的總收入載於財務報表*附註*37。

除本報告及會計報表*附註*37所披露者之外，各董事、監事及彼等的聯繫人或據董事所知持有本公司股本5%以上的任何股東，概無在上述任何供應商及客戶中擁有任何權益。

附屬公司及聯營公司

本公司於二零零六年十二月三十一日的附屬公司及聯營公司詳情載於財務報表*附註1*。

關連交易

持續關連交易

二零零六年，本集團繼續進行了以下交易。這些交易構成了《上市規則》所定義之關連交易，根據《上市規則》第十四A章規定須作出披露：

(a) *本集團向其發起人提供服務和技術支持*

二零零六年，本集團繼續向若干發起人(不包括中國民航信息集團公司)或發起人的附屬公司(如適用者)(即海南航空股份有限公司，中國東方航空武漢有限責任公司、上海航空股份有限公司、山東航空股份有限公司、深圳航空有限責任公司、四川航空股份有限公司、中國南方航空股份公司、中國東方航空集團公司及中國航空集團公司)，提供航空信息技術服務與技術支持及相關業務服務。該發起人(或，如適用者：其各自的附屬公司)應付本集團的服務費按中國民用航空總局規定的價格標準釐定。該等發起人及(如適用者)其各自的附屬公司(為該等發起人的聯繫人)為本公司的關連人士。

二零零六年，該等發起人(或，如適用者，其各自之附屬公司)支付本集團的服務費總額約人民幣1,147.9百萬元(二零零五年：人民幣1,058.8百萬元)。有關本集團在二零零六年提供上述服務的進一步詳情及財務資料，請參見財務報表*附註37*，亦請就此項持續關連交易的詳情參考本公司分別於二零零六年三月十七日及四月七日發出的持續關連交易公告及持續關連交易通函，其中已披露了有關此項持續關連交易截至二零零六年十二月三十一日為止的財政年度內的年度上限。

(b) *本公司向中國民航信息集團公司租用物業*

本公司在二零零六年繼續向中國民航信息集團公司租用兩項物業。由於中國民航信息集團公司是本公司的其中一位發起人及本公司的主要股東，中國民航信息集團公司被視為本公司的關連人士。有關在二零零六年租用物業的詳情及財務資料均列明在財務報表*附註37*內。

二零零六年，本公司支付中國民航信息集團公司的租金及使用費總額約為人民幣38,609,000元(二零零五年：人民幣38,609,000元)。

(c) *SITA Information Networking Computing (UK) Limited ("SITA INC. UK")與本公司附屬公司天信達信息技術有限公司(「天信達」)之間的交易*

二零零六年，根據雙方協議商定的費率及參照使用量，天信達向SITA INC. UK支付就航空貨運服務有關的費用款項總額為2,395,217美元(二零零五年：714,241美元)。由於Société Internationale de Télécommunications Aeronautiques Greater China Holdings Limited (「SITAGCH」)為天信達的主要股東，故SITAGCH亦屬本公司的關連人士；及SITA INC. UK為SITAGCH的同系附屬公司，故SITA INC. UK亦為本公司的關連人士。

(d) *本公司向SITA S.C.支付的會費及數據網絡服務使用費*

二零零六年，本公司作為SITA S.C.成員繼續使用SITA S.C.向本公司提供的各項服務及數據網絡服務，並按照使用量及由SITA S.C.制定的適用於SITA S.C.數據網絡服務的所有用戶之計費標準，支付數據網絡服務使用費；而會費則參照SITA S.C., Société Internationale de Télécommunications Aeronautiques NV或彼等各自全資附屬公司在前一財政年度向本公司就該等服務而開出的賬單總額佔該財政年度SITA S.C.所有成員收入總額的比率釐定。

由於SITAGCH及SITA S.C.均直接或間接地為「航空運輸同業」的成員共同擁有(「航空運輸同業」)，航空運輸同業是由航空運輸行業內許多相關利益實體組成的團體，其成員包括國際航空通信協會的成員及客戶，及代表世界各地同業的許多協會、理事會及委員會)，故SITA S.C.被視為本公司的關連人士。

二零零六年，本公司需向SITA S.C.支付的會費及數據網絡服務使用費總額為人民幣55,521,777元(二零零五年：人民幣38,576,816元)。

(e) *本公司與服務公司之間的交易*

服務公司(「該等服務公司」)是本公司與若干發起人成立之企業，目的是分銷本公司的產品，為當地的用戶提供更好的服務。由於該等發起人有權於該等服務公司的任何股東大會上行使或控制行使10%或以上的投票權，因此該等服務公司被視為本公司的關連人士。該等服務公司向本公司支付使用主機資源的費用，連接本公司數據網絡，終端設備及打印機的連接及安裝費用，有關收費標準乃按中國民航總局之規定(或如適用，按照成本價格)釐定。

若該等服務公司亦提供機場旅客處理系統(APP系統)前端技術支持，則有權與本公司分享APP系統所產生的收益。

二零零六年，本公司向該等服務公司收取的費用及服務公司分享的APP系統收益總計為人民幣29,362,606元(二零零五年：人民幣35,096,947元)。

本公司獨立非執行董事認為，上述(a)項至(e)項的持續關連交易及規定該等交易的協議：

(i) 乃於本集團在日常及一般業務運作中由本集團訂立；

(ii) 以

(a) 一般商業條款進行(該詞語應用於類似性質的交易,並由類似實體作出);或

(b) (如無可比較個案)不遜於獨立第三方可取得或提供的條款;及

(iii) 以規定該等交易的協議之條款進行,而交易條款公平合理,並且符合本公司股東的整體利益;及

(iv) 倘屬於下列任何類別,於截至二零零六年十二月三十一日止財政年度不得超過下列上限:

交易類別	交易上限
本集團與若干發起人或發起人的附屬公司(如適用)之間的交易	人民幣1,498.00百萬元(詳見本公司二零零六年四月七日之股東通函)
向中國民航信息集團公司租用物業	人民幣40.00百萬元
天信達與SITA INC.UK之間的交易	美元5.00百萬元
本公司與該等服務公司之間的交易	人民幣84.00百萬元
本公司與SITA S.C.之間的交易	人民幣72.00百萬元

本公司董事會已接獲核數師出具其確認函件,表示上述(a)項至(e)項的持續關連交易:

(a) 已獲董事會批准;

(b) 乃按照本公司的定價政策而進行;

(c) 乃按照規定該等交易的相應協議及文件的條款進行;及

(d) 相關交易於二零零六年年度的發生總額並無超過其相應的二零零六年年度上限(見上文第(iv)項)。

其他關連交易

於二零零六年六月六日，本公司與北京亞科技術開發中心(「亞科」)訂立了計算機軟件開發服務協議；據此，本公司同意聘用亞科為本公司提供計算機軟件開發服務。由於亞科為本公司的發起人及主要股東——中國民航信息集團公司間接控制的全資附屬公司及聯繫人，故亞科為本公司的關連人士，而上述技術開發協議構成《上市規則》項下的關連交易。根據上述協議，本公司將支付的總代價為人民幣18,800,000元。由於有關交易於《上市規則》14A.32(1)條所載的各項適用比率少於2.5%，因此僅須遵守《上市規則》的申報及公佈的規定，毋需經本公司獨立股東批准。本公司已於二零零六年六月六日刊發公告，以說明該交易的有關條款。

於二零零六年九月七日，本公司及天信達與SITA S.C.分別訂立航空信息技術系統實施服務協議。如前文持續關聯交易一節所述，SITA S.C. 為本公司關聯人士，上述項下擬進行的交易協議構成《上市規則》項下的關聯交易。根據上述協議，SITA S.C.將分別支付予本公司及天信達約3,358,000美元及約887,000美元。由於有關交易於《上市規則》14A.32(1)條所載的各項適用比率合共少於2.5%，因此僅須遵守《上市規則》的申報及公佈的規定，毋須經本公司獨立股東批准。本公司已於二零零六年九月八日刊發公告，以說明有關交易條款。

董事確認，財務報表附註37所述的關聯公司交易，為本公司的關連交易或持續關連交易，均已符合《上市規則》第14A章的披露規定。

委託存款及不可收回的逾期定期存款

於二零零六年十二月三十一日，本集團概無任何委託存款及不可收回的逾期定期存款。本集團所有現金存款均存放於商營銀行，並符合適用的法律及法規。

稅務減免

本公司並不知悉任何因持有本公司之証券而可享有的稅務減免之詳情。

購回、出售或贖回證券

截至二零零六年十二月三十一日止年度，本集團並無購回、出售或贖回任何本公司證券。

審核委員會及遵守企業管治常規守則

審核委員會已審閱本集團採納之會計政策及慣例，並商討有關審核內部監控及財務報告之事宜，包括審閱本年度經審計綜合財務報表。有關本公司於二零零六年度遵守《上市規則》附錄十四的企業管治常規守則的規定的詳情已載於本年報的企業管治報告內。

優先購股權

根據本公司的公司章程或根據中國法律概無有關優先購股權的規定。

重大訴訟

本集團於二零零六年並無涉及任何重大訴訟或糾紛。

核數師

本公司自成立之日起至二零零一年十二月三十一日止之國際核數師及中國審計師分別為安達信公司及安達信•華強會計師事務所。

羅兵咸永道會計師事務所(香港註冊會計師)及普華永道中天會計師事務所有限公司(中國註冊會計師)分別為本公司二零零二年度至二零零六年度的國際核數師及中國審計師。

本公司股東周年大會上將提呈委任羅兵咸永道會計師事務所(香港註冊會計師)及普華永道中天會計師事務所有限公司(中國註冊會計師)分別為本公司截至二零零七年十二月三十一日止年度的國際核數師及中國審計師的決議案。

承董事會命
朱永
董事長

二零零七年三月二十八日

致各股東：

截至二零零六年十二月三十一日止年度，本公司第二屆監事會各成員均在自己有效任期內忠實地履行了其監事職責，確保本公司遵守及符合《上市規則》、中國《公司法》、本公司《章程》及其它有關法規，以維護本公司及其股東的權益。

二零零六年，本公司第二屆監事會召開了兩次監事會會議及一次傳閱書面決議形式會議，審閱了本公司二零零五年度財務報表及二零零六年度中期財務報表，並列席本公司董事會會議，對董事會的決策及決定是否符合《上市規則》、中國法律法規及本公司《章程》和股東及公司的利益，進行了有效的監督，並向董事會及管理層提出適當建議。

本公司第二屆監事會任期於二零零七年一月九日結束，經本公司臨時股東大會選舉及本公司職工代表大會選舉，本公司第三屆監事會由九名監事組成（詳情載於公司資料一節，各位監事簡歷載於第112頁至第120頁）。

監事會認真地審閱了經羅兵咸永道會計師事務所審核的按國際會計準則編製的本公司二零零六年度財務報表，認為該財務報表真實及合理地反映了本公司的財務狀況及經營成果，並符合本公司所適用的法規。

監事會確認本公司在本年度並沒有涉及任何重大訴訟或仲裁，亦沒有提出或面臨任何尚未了結的重大訴訟或索償。

監事會對本公司董事會及高級管理層在二零零六年度遵守其誠信義務、勤勉地履行其在本公司的職責，維護本公司及各股東的最大利益，監事會感到滿意。監事會認為截至二零零六年十二月三十一日止年度的董事會報告符合實際經營情況。監事會對本公司在本財政年度取得的成績感到滿意，並對本公司的前景及發展充滿信心。

謹此感謝第二屆監事會各位離任監事在其任內對本公司所做出之努力貢獻。

承監事會命
李曉軍
監事會主席

二零零七年三月二十八日

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

羅兵咸永道會計師事務所
香港中環
太子大厦22樓
電話：(852) 2289 8888
傳真：(852) 2810 9888

獨立國際核數師報告
致：中國民航信息網絡股份有限公司全體股東
(於中華人民共和國註冊成立的股份有限公司)

本核數師(以下簡稱「我們」)已審核列載於第45至104頁中國民航信息網絡股份有限公司(「公司」)及其附屬公司(以下合稱「集團」)的綜合財務報表，此綜合財務報表包括於二零零六年十二月三十一日的綜合及公司資產負債表與截至該日止年度的綜合收益表、綜合權益變動表和綜合現金流量表，以及主要會計政策概要及其它附註解釋。

董事就財務報表須承擔的責任

公司董事須負責根據國際財務報告準則及按照香港《公司條例》的披露規定 編制及真實而公平地列報該等綜合財務報表。這責任包括設計、實施及維護與編制及真實而公平地列報財務報表相關的內部控制，以使財務報表不存在由於欺詐或錯誤而導致的重大錯誤陳述；選擇和應用適當的會計政策；及按情況下作出合理的會計估計。

核數師的責任

我們的責任是根據我們的審核對該等綜合財務報表作出意見。我們已根據國際審計準則進行審核。這些準則要求我們遵守道德規範，並規劃及執行審核，以合理確定此等財務報表是否不存有任何重大錯誤陳述。

審核涉及執行程序以獲取有關財務報表所載金額及披露資料的審核憑證。所選定的程序取決於核數師的判斷，包括評估由於欺詐或錯誤而導致財務報表存有重大錯誤陳述的風險。在評估該等風險時，核數師考慮與該公司編制及真實而公平地列報財務報表相關的內部控制，以設計適當的審核程序，但並非為對公司的內部控制的效能發表意見。審核亦包括評價董事所採用的會計政策的合適性及所作出的會計估計的合理性，以及評價財務報表的整體列報方式。

我們相信，我們所獲得的審核憑證是充足和適當地為我們的審核意見提供基礎。

意見

我們認為，該等綜合財務報表已根據國際財務報告準則真實而公平地反映公司及集團於二零零六年十二月三十一日的財務狀況及集團截至該日止年度的經營成果及現金流量，並已按照香港《公司條例》的披露規定妥為編制。

其他事項

本報告包括意見，僅向整體股東報告，除此之外本報告別無其它目的。本核數師不會就本報告的內容向任何其它人士負上或承擔任何責任。

羅兵咸永道會計師事務所
執業會計師

香港，二零零七年三月二十八日

綜合損益表

(除每股數據外，所有金額均以人民幣千元為單位)

	附註	截至十二月三十一日止年度 二零零六年	二零零五年
收入			
航空信息技術服務		**1,395,172**	1,238,003
數據網絡及其他		**316,533**	258,781
總收入	5	**1,711,705**	1,496,784
營業税金及附加		**(56,358)**	(49,764)
淨收入		**1,655,347**	1,447,020
營業成本			
折舊及攤銷		**(229,178)**	(182,015)
網絡使用費		**(76,529)**	(59,982)
人工成本		**(181,646)**	(157,748)
經營租賃支出		**(63,658)**	(61,878)
技術支持及維護費		**(99,801)**	(68,138)
佣金及推廣費用		**(194,095)**	(148,004)
其他營業成本		**(248,619)**	(225,392)
總營業成本		**(1,093,526)**	(903,157)
營業利潤		**561,821**	543,863
財務收入，淨額		**52,406**	38,441
應佔聯營公司收益		**11,727**	11,312
其他收入淨額		**1,988**	1,141
税前利潤	6	**627,942**	594,757
所得税	10	**(98,421)**	(51,063)
除税後利潤		**529,521**	543,694
應佔：			
本公司權益持有人		**515,587**	529,647
少數股東權益		**13,934**	14,047
		529,521	543,694
本公司權益持有人應佔盈利的每股盈利			
基本及攤薄（人民幣元）	11	**0.58**	0.60
現金股息	12	**195,395**	204,276

後附會計報表附註為本會計報表的組成部分。

綜合資產負債表

	附註	於十二月三十一日 二零零六年	二零零五年
資產			
非流動資產			
物業、廠房及設備，淨值	13	**661,149**	728,325
無形資產，淨值	14	**9,969**	13,232
於聯營公司的投資	16	**68,343**	53,854
其他長期投資	17	**100,000**	100,000
其他長期資產	18	**17,000**	20,906
		856,461	916,317
流動資產			
存貨	19	**4,498**	3,390
應收賬款，淨值	20	**84,882**	61,516
應收聯營公司	23	**273**	1,227
應收關聯方款，淨值	21, 37(3)	**300,070**	272,991
預付款項及其他流動資產	24	**62,064**	48,072
短期銀行存款	25	**1,884,604**	1,947,277
現金及現金等價物	26	**1,233,166**	856,811
		3,569,557	3,191,284
資產總值		**4,426,018**	4,107,601
權益			
可分配給股東資本及儲備			
實收資本	30	**888,158**	888,158
儲備	31	**2,066,112**	1,911,454
留存收益	32		
一建議期末現金股息	12	**195,395**	204,276
一其他		**749,137**	584,304
		3,898,802	3,588,192
少數股東權益		**72,523**	61,296
權益合計		**3,971,325**	3,649,488
負債			
流動負債			
應付賬款及預提費用	27	**334,918**	326,461
應付關聯方款	28	**85,442**	93,981
應交税金	29	**31,887**	35,698
遞延收益		**2,446**	1,973
		454,693	458,113
權益及負債合計		**4,426,018**	4,107,601
淨流動資產		**3,114,864**	2,733,171
總資產減流動負債		**3,971,325**	3,649,488

於二零零七年三月二十八日經董事會批准：

朱永
董事長

朱曉星
董事

後附會計報表附註為本會計報表的組成部分。

資產負債表

(所有金額均以人民幣千元為單位)

	附註	於十二月三十一日 二零零六年	二零零五年
資產			
非流動資產			
物業、廠房及設備，淨值	13	**622,904**	695,254
無形資產，淨值	14	**7,908**	12,450
於附屬公司的投資	15	**37,507**	35,951
於聯營公司的投資	16	**21,790**	11,890
其他長期投資	17	**100,000**	100,000
其他長期資產	18	**16,968**	19,204
		807,077	874,749
流動資產			
存貨	19	**2,632**	352
應收賬款，淨值	20	**58,125**	31,756
應收附屬公司，淨值	22	**22,227**	28,971
應收聯營公司	23	**273**	1,227
應收關聯方款，淨值	21，37(3)	**289,751**	266,929
預付款項及其他流動資產	24	**47,788**	41,886
短期銀行存款	25	**1,813,504**	1,886,636
現金及現金等價物	26	**1,147,017**	756,646
		3,381,317	3,014,403
資產總值		**4,188,394**	3,889,152
權益			
可分配給股東資本及儲備			
實收資本	30	**888,158**	888,158
儲備	31	**2,062,223**	1,907,966
留存收益	32		
- 建議期末現金股息	12	**195,395**	204,276
- 其他		**617,713**	472,335
權益合計		**3,763,489**	3,472,735
負債			
流動負債			
應付賬款及預提費用	27	**320,761**	301,456
應付關聯方款	28	**74,107**	84,154
應付附屬公司		**2,390**	—
應交稅金	29	**27,647**	30,807
		424,905	416,417
權益及負債合計		**4,188,394**	3,889,152
淨流動資產		**2,956,412**	2,597,986
總資產減流動負債		**3,763,489**	3,472,735

於二零零七年三月二十八日經董事會批准：

朱永
董事長

朱曉星
董事

後附會計報表附註為本會計報表的組成部分。

	附註	本公司權益持有人應佔 實收資本	儲備	留存收益	少數股東權益	合計
二零零五年一月一日餘額		888,158	1,719,540	628,929	49,456	3,286,083
本年利潤		—	—	529,647	14,047	543,694
分派二零零四年股利		—	—	(177,632)	—	(177,632)
附屬公司分派股利予少數股東		—	—	—	(3,410)	(3,410)
外幣報表折算差異	31	—	(450)	—	—	(450)
轉入儲備	31, 32	—	192,364	(192,364)	—	—
少數股東向附屬公司注資		—	—	—	1,203	1,203
二零零五年十二月三十一日餘額		888,158	1,911,454	788,580	61,296	3,649,488

	附註	本公司權益持有人應佔 實收資本	儲備	留存收益	少數股東權益	合計
二零零六年一月一日餘額		888,158	1,911,454	788,580	61,296	3,649,488
本年利潤		—	—	515,587	13,934	529,521
分派二零零五年股利	12	—	—	(204,276)	—	(204,276)
附屬公司分派股利予少數股東		—	—	—	(2,707)	(2,707)
外幣報表折算差異	31	—	(701)	—	—	(701)
轉入儲備	31, 32	—	155,359	(155,359)	—	—
二零零六年十二月三十一日餘額		888,158	2,066,112	944,532	72,523	3,971,325

後附會計報表附註為本會計報表的組成部分。

(所有金額均以人民幣千元為單位)

	附註	截至十二月三十一日止年度 二零零六年	二零零五年
經營活動之現金流量			
經營活動提供之現金	33	**758,911**	453,234
長期房租押金		**—**	(4,064)
企業所得稅支出		**(107,975)**	(46,698)
經營活動提供之現金流量淨額		**650,936**	402,472
投資活動之現金流量			
購買物業、廠房、設備及無形資產		**(167,947)**	(393,442)
短期銀行存款減少(增加)		**62,673**	(1,321,899)
利息收入		**64,570**	58,083
自聯營公司之股息收入		**7,970**	2,050
出售物業、廠房及設備所得款項		**526**	1,504
收回短期投資所收到的現金		**—**	1,749
投資聯營公司所支付現金		**(9,900)**	(4,555)
其他長期資產增加		**—**	(160)
投資活動使用之現金流量淨額		**(42,108)**	(1,656,670)
融資活動之現金流量			
附屬公司少數股東投入		**—**	1,203
支付股息		**(214,443)**	(109,159)
已付附屬公司少數股東股息		**(2,812)**	(3,306)
融資活動使用之現金流量淨額		**(217,255)**	(111,262)
滙率變動對現金及現金等價物的影響額		**(15,218)**	(14,572)
現金及現金等價物增加(減少)淨額		**376,355**	(1,380,032)
年初現金及現金等價物		**856,811**	2,236,843
年終現金及現金等價物	26	**1,233,166**	856,811

後附會計報表附註為本會計報表的組成部分。

1. 組織結構及主要經營活動

中國民航信息網絡股份有限公司(以下簡稱「本公司」)於二零零零年十月十八日在中華人民共和國(「中國」)註冊成立，在中國提供航空信息技術服務及相關服務。

本公司於二零零一年二月七日在香港聯合交易所有限公司(「聯交所」)上市。註冊地址為中國北京海淀區科學院南路2號融科資訊中心C座南樓18-20層。

截至二零零六年十二月三十一日止，本公司於下列附屬公司及聯營公司擁有直接或間接權益。除中國民航信息網絡股份(香港)有限公司、中國民航信息網絡股份(新加坡)有限公司、中國民航信息網絡股份(韓國)有限公司和中國民航信息網絡股份(日本)有限公司是分別於香港、新加坡、韓國、日本註冊成立和運營的有限公司之外，其他附屬公司及聯營公司均屬於在中國大陸註冊成立及經營之有限公司。

公司名稱	註冊成立日期	持有股權百分比		已發行及繳足資本人民幣	主要業務
		直接	間接		
附屬公司					
海南民航凱亞有限公司(「海南凱亞」)	1994年3月2日	64.78%	—	6,615,000	提供電子旅遊分銷及貨運管理服務；以及有關信息系統之銷售及安裝
深圳民航凱亞有限公司(「深圳凱亞」)	1995年4月14日	61.47%	—	11,000,000	提供電子旅遊分銷及貨運管理服務；以及有關信息系統之銷售及安裝

1. 組織結構及主要經營活動 *(續)*

公司名稱	註冊成立日期	持有股權百分比 直接	持有股權百分比 間接	已發行及繳足資本 人民幣	主要業務
附屬公司(續)					
湖北民航凱亞有限公司 (「湖北凱亞」)	1997年7月25日	50%	12.5%	5,000,000	提供電子旅遊分銷、機場旅客處理及貨運管理服務；以及有關信息系統之銷售及安裝
重慶民航凱亞信息技術有限公司 (「重慶凱亞」)	1998年12月1日	51%	—	9,800,000	提供電子旅遊分銷、機場旅客處理及貨運管理服務；以及有關信息系統之銷售及安裝
雲南民航凱亞信息有限公司 (「雲南凱亞」)	2000年6月15日	51%	—	2,000,000	計算機軟、硬件開發及數據網絡服務
天信達信息技術有限公司 (「天信達」)	2000年9月20日	51%	—	23,149,285	提供貨運管理服務和相關軟件和技術開發；提供技術支持，培訓和信息服務

1. 組織結構及主要經營活動(續)

公司名稱	註冊成立日期	持有股權百分比 直接	持有股權百分比 間接	已發行及繳足資本 人民幣	主要業務
附屬公司(續)					
中國民航信息網絡股份(香港)有限公司(「香港公司」)	2000年12月13日	100%	—	3,182,873	商業服務
廈門民航凱亞有限公司(「廈門凱亞」)	2001年9月14日	51%	—	4,000,000	計算機軟、硬件開發及數據網絡服務
青島民航凱亞系統集成有限公司(「青島凱亞」)	2002年1月11日	51%	—	2,000,000	計算機軟、硬件開發及資料網絡服務
西安民航凱亞科技有限公司(「西安凱亞」)	2002年7月9日	51%	—	5,000,000	計算機軟、硬件開發及資料網絡服務
新疆民航凱亞信息網絡有限責任公司(「新疆凱亞」)	2002年8月16日	51%	—	5,000,000	計算機軟、硬件開發及資料網絡服務

1. 組織結構及主要經營活動(續)

公司名稱	註冊成立日期	持有股權百分比 直接	持有股權百分比 間接	已發行及繳足資本 人民幣	主要業務
附屬公司(續)					
中國民航信息網絡股份(新加坡)有限公司(「新加坡公司」)	2005年10月21日	100%	—	481,568	硬件咨詢、系統咨詢
中國民航信息網絡股份(韓國)有限公司(「韓國公司」)	2005年12月28日	100%	—	403,677	計算機軟、硬件開發及數據網絡服務
中國民航信息網絡股份(日本)有限公司(「日本公司」)	2005年12月16日	100%	—	670,121	軟件開發供應、計算機設備維護

本年，「新疆凱亞」以未分配利潤轉增資本人民幣2,000,000元，使得註冊資本由人民幣3,000,000元增至人民幣5,000,000元。

本年，本公司投資成立了新加坡公司、日本公司和韓國公司三家全資子公司，以提供計算機軟、硬件開發及數據網絡服務。

本公司及其附屬公司以下統稱「本集團」。

1. 組織結構及主要經營活動(續)

公司名稱	註冊成立日期	持有股權百分比 直接	間接	已發行及繳足資本 人民幣	主要業務
聯營公司					
上海民航華東凱亞系統集成有限公司(「華東凱亞」)	1999年5月21日	41%	—	10,000,000	計算機軟、硬件開發和資料網絡服務
瀋陽民航東北凱亞有限公司(「東北凱亞」)	1999年11月2日	46%	—	2,000,000	計算機軟、硬件開發和資料網絡服務
成都民航西南凱亞有限責任公司(「西南凱亞」)	1999年11月28日	44%	—	2,000,000	計算機軟、硬件開發和資料網絡服務
雲南航信空港網絡有限公司(「雲南空港」)	2003年4月1日	40%	—	6,000,000	計算機信息系統集成,軟件的開發及技術咨詢服務
黑龍江航信空港網絡有限公司(「黑龍江空港」)	2003年4月30日	50%	—	6,000,000	計算機信息系統集成,軟件的開發及技術咨詢服務

1. 組織結構及主要經營活動(續)

公司名稱	註冊成立日期	持有股權百分比 直接	持有股權百分比 間接	已發行及繳足資本 人民幣	主要業務
聯營公司(續)					
上海東美在線旅行社有限公司(「上海東美」)	2003年9月28日	50%	—	24,800,000	電子商務，計算機及配件的銷售，計算機、網絡、電子、信息專業及經濟信息咨詢。
大連航信空港網絡有限公司(「大連空港」)	2005年1月28日	50%	—	6,000,000	計算機信息系統集成，軟件的開發及技術咨詢服務

本年，「上海東美」收到股東以現金追加的投資額人民幣19,800,000元，同時以未分配利潤轉增資本人民幣3,500,000元，使得註冊資本由人民幣1,500,000元增至人民幣24,800,000元。

2. 編制基準

本集團的綜合財務報表是遵照國際財務報告準則編製，並基於歷史成本法編製。

編制符合國際財務報告準則的財務報表需要使用若干關鍵會計估算。這亦需要管理層在應用本公司會計政策過程中行使其判斷。涉及高度的判斷或高度複雜性的範疇，或涉及對綜合財務報表屬重大假設和估算的範疇，在附註 4中披露。

(a) 對二零零六年生效但與本集團營運無關或對本集團的財務報告沒有重大影響的準則、修訂和詮釋

以下準則、修訂和詮釋必須在二零零六年一月一日或之後開始的會計期間採納，但與本集團的營運無關，或對本集團的財務報告沒有重大影響：

- 國際會計準則第19號修訂－員工福利；
- 國際會計準則第21號修訂－對國外經營的投資淨額；
- 國際會計準則第39號修訂－預期內部交易的現金流量；
- 國際會計準則第39號修訂－公平值期權；
- 國際會計準則第39號和國際財務準則4修訂－財務擔保合約；
- 國際財務準則第6號－礦產資源的開採和評估；
- 國際財務準則第1號及第6號修訂－首次採納國際財務報告準則及礦產資源的開採和評估；
- 國際財務報告詮釋委員會－詮釋4－釐定一項安排是否包含租賃；
- 國際財務報告詮釋委員會－詮釋5－對拆遷、復原及環境復原基金權益的權利；及
- 國際財務報告詮釋委員會－詮釋6－參予特殊市場－電氣及電子設備廢料產生的負債。

2. 編制基準(續)

(b) 有關仍未生效且與本集團營運無關的對現有準則的詮釋

以下為已公佈對現有準則的詮釋,本集團必須在二零零六年五月一日或之後開始的會計期間或較後期間採納,但此等詮釋與本集團的營運無關:

- 國際財務報告詮釋委員會-詮釋7-應用國際會計準則第29號「嚴重通脹經濟中的財務報告」下的重列法;
- 國際財務報告詮釋委員會-詮釋8-國際財務準則2的範圍;
- 國際財務報告詮釋委員會-詮釋9 -重新評估勘入式衍生工具;
- 國際財務報告詮釋委員會-詮釋10-中期財務報表和減值;
- 國際財務報告詮釋委員會-詮釋11-國際財務準則2-集團及庫存股份交易;及
- 國際財務報告詮釋委員會-詮釋12-服務特許權協議。

(c) 有關仍未生效且本集團沒有提早採納的準則

以下為已公佈的準則,本集團必須在二零零六年五月一日或之後開始的會計期間或較後期間採納,本集團沒有提早採納:

- 國際財務報告準則第7號-「金融工具」:披露 ;及
- 國際財務報告準則第 8號-營運分部。

國際財務報告準則第7號介紹了新要求以完善金融工具信息披露。該要求定性及定量披露金融工具產生的風險,包括對信貸風險、流動風險及市場風險其中包括對市場風險的敏感度分析的最低披露要求。該準則替代了國際會計準則第30號-對銀行及類似金融機構財務報表的披露,及國際會計準則第32號-金融工具:表達與披露。該準則適用於所有國際財務報告準則下的報告。本集團將自二零零七年一月一日起財務年度採用國際財務報告準則第7號。

國際財務報告準則 8「營運分部」(由二零零九年一月一日或之後開始的年度期間起生效)已取代國際會計準則 14「分部報告」,並規定實體必須根據定期由管理層審閱的中期報告,將實體可報告分部有關的財務和描述性資料作出報告。本集團將於二零零九年一月一日起應用國際財務報告準則 8。

管理層目前正在評估國際財務報告準則第7號和第8號對本集團財務報告的影響。

3. 主要會計政策

本公司及其附屬公司在編制會計報表時所採納的主要會計政策如下。除另有説明外，此等政策在所呈報的所有年度內貫徹應用。

(a) 綜合基準

本集團綜合財務報表包括本公司及其所有附屬公司截至十二月三十一日止的財務報表。

(i) 附屬公司

附屬公司指本集團有權管控其財政及營運政策而控制所有實體（包括特殊目的實體），一般附帶超過半數投票權的股權。在評定本集團是否控制另一實體時，目前可行使或可兑換的潛在投票權的存在及影響均予考慮。附屬公司在控制權轉移至本集團之日全面綜合入賬。附屬公司在控制權終止之日起停止綜合入賬。

會計收購法乃用作本集團收購附屬公司的入賬方法。本年度所收購或處置的公司自購買日開始包括於或自處置日開始不再包括於合併會計報表中。收購的成本根據於交易日期所給予資產、所發行的股本工具及所產生或承擔的負債的公平值計算，另加該收購直接應佔的成本。在企業合併中所收購可識辨的資產以及所承擔的負債及或然負債，首先以彼等於收購日期的公平值計量，而不論任何少數股東權益的數額。收購成本超過本集團應佔所收購可識辨資產淨值公平值的數額記錄為商譽。若收購成本低於所購入附屬公司資產淨值的公平值，該差額直接在損益表確認。

集團內公司之間的交易、交易的結餘及未實現收益予以對銷。除非交易提供所轉讓資產減值之憑證，否則未實現虧損亦予以對銷。附屬公司的會計政策已按需要作出改變，以確保與本集團採用的政策符合一致。

於本公司之資產負債表內，於附屬公司投資乃按成本扣除累計減值（見附註3(f)）入賬。本公司按已收及應收股息將附屬公司之業績入賬。

3. 主要會計政策(續)

(a) 綜合基準(續)

(ii) 交易及少數股東權益

本集團採納了一項政策，將其與少數股東進行之交易視為與本集團以外的人士進行的交易。向少數股東進行的出售而導致本集團的盈虧於綜合損益表記賬。向少數股東進行購置而導致的商譽，相當於所支付的任何代價與相關應佔所收購附屬公司淨資產之賬面值的差額。

(iii) 聯營公司

聯營公司指所有本集團對其有重大影響力而無控制權的實體，通常附帶有20%至50%投票權的股權。於集團綜合財務報表內，於聯營公司投資以權益會計法入賬，初始以成本確認。本集團於聯營公司之投資包括收購時已識辨的商譽(扣除任何累計減值虧損)。權益法為在綜合損益表中確認本集團於本年度所佔聯營公司之利潤或損失。

如本集團應佔一家聯營公司之虧損等於或超過其在該聯營公司之權益，包括任何其它無抵押應收款，本集團不會確認進一步虧損，除非本集團已代聯營公司承擔責任或作出付款。

本集團與其聯營公司之間交易的未實現收益，按集團在聯營公司權益的數額對銷。除非交易提供所轉讓資產減值之憑證，否則未實現虧損亦予以對銷。聯營公司的會計政策已按需要作出改變，以確保與本集團採用的政策符合一致。

聯營公司的攤薄盈虧於綜合損益表確認。

於本公司之資產負債表內，於聯營公司投資乃按成本扣除累計減值(見附註3(f))入賬。本公司按已收及應收股息將聯營公司之業績入賬。

3. 主要會計政策（續）

(b) 外幣

(i) 功能和列賬貨幣

本集團每個實體的財務報表所列項目均以該實體營運所在的主要經濟環境的貨幣計量（「功能貨幣」）。綜合財務報表以人民幣呈報，人民幣為本公司的功能及列賬貨幣。

(ii) 交易及結餘

外幣交易採用交易日的匯率換算為功能貨幣。除了符合在權益中遞延入賬的現金流量對沖和淨投資對沖外，結算此等交易產生的匯兌盈虧以及將外幣計值的貨幣資產和負債以年終匯率換算產生的匯兌盈虧在損益表確認。

以外幣為單位被分類為可供出售的貨幣性證券的公平值變動，按照證券的攤銷成本變動與該證券賬面值的其它變動所產生的匯兌差額進行分析。與攤銷成本變動有關的匯兌差額確認為盈利或虧損，賬面值的其它變動則於權益中確認。

非貨幣性財務資產及負債的換算差額呈報為公平值盈虧的一部份。非貨幣性財務資產及負債（例如按公平值持有透過損益記賬的權益工具）的換算差額在損益表中呈報為公平值盈虧的一部份。非貨幣性財務資產（例如分類為可供出售的權益）的換算差額包括在權益中可供出售儲備內。

3. 主要會計政策 *(續)*

(b) 外幣

(iii) 集團公司

功能貨幣與列賬貨幣不同的所有集團實體(當中沒有嚴重通脹貨幣)的業績和財務狀況按如下方法換算為列賬貨幣:

- 每份呈報的資產負債表內的資產和負債按該資產負債表日期的收市匯率換算；
- 每份損益表內的收入和費用按平均匯率換算(除非此匯率並不代表交易日期匯率的累計影響的合理約數；在此情況下，收支項目按交易日期的匯率換算)；及
- 所有由此產生的匯兑差額確認為權益的獨立組成項目。

在綜合賬目時，換算海外業務的淨投資，以及換算借貸及其它指定作為該等投資對沖的貨幣工具所產生的匯兑差額列入股東權益。當售出或清理部份海外業務時，該等匯兑差額在損益表確認為出售盈虧的一部份。

3. 主要會計政策(續)

(c) 物業、廠房及設備

物業、廠房及設備,乃按歷史成本減累計折舊及累計減值虧損後入賬。資產的歷史成本包括其購買價格及將其運送至運作地點並達使用狀態而應佔的任何直接費用。在物業、廠房及設備投入使用後發生的費用,例如維修保養和檢修費用,一般於產生該等支出的年度作為費用處理。若有關支出能明確顯示其能增加預計從運用該資產而產生的經濟效益,且該支出的成本能可靠計量時,該支出將被資本化。

物業、廠房和設備的折舊按其估計可使用年限並扣除估計殘值後以直線法計提。物業、廠房和設備估計可使用年限如下:

房屋建築物	20年
計算機系統及軟體	3-11年
汽車	6年
家具、裝置及其他設備	5-9年
經營性租入固定資產改良	在租賃期內

資產的殘值及可使用年限在每個資產負債表日進行審查,並在適當時調整。

當資產被出售或報廢時,其成本和累計折舊均從賬上沖銷,而其相關的處置損益在計算淨利潤時予以反映。

在建工程按成本值入賬。成本值包括建築工程成本和採購成本,及用作該等資產的借款於興建、安裝及測試期間所產生的借貸成本。當在建工程沒有完工或可投入使用前,並不計提折舊。

3. 主要會計政策(續)

(d) 無形資產

無形資產主要包括所購買計算機軟體。

倘若購買新軟體的成本不是相關硬體的一個內在組成部分，購買此新軟體的成本將被資本化及視為無形資產。軟體成本按3年以直線法攤銷。

為了恢復或維持現有軟體系統最初預期的未來經濟利益流入水平而發生之成本在恢復及維持工作執行的時候確認為費用。

(e) 研究及開發成本

研究及開發支出於產生期間內作為費用列支，惟嚴格遵守以下條件之軟體發展成本除外：

- 完成該無形資產是技術性可行的，以致其可供使用或出售;
- 管理層有意完成該無形資產並使用或出售;
- 有能力使用或出售該無形資產;
- 能夠證明無形資產如何將產生可能的未來經濟利益;
- 有足夠的技術性、財務和其它資源以完成開發並使用或出售該無形資產; 及
- 無形資產在開發期內應佔的支出能夠可靠地計量。

被資本化之開發成本按其預計可使用年限以直線法攤銷，攤銷期一般不超過五年。截至二零零六年十二月三十一日止年度，由於並未符合上述所有條件，故並無開發成本被資本化(二零零五：零)。

3. 主要會計政策(續)

(f) 資產減值

沒有確定使用年期或尚未可供使用之資產無需攤銷，但最少每年就減值進行測試，及當有事件出現或情況改變顯示賬面值可能無法收回時就減值進行檢討。須作攤銷之資產，當有事件出現或情況改變顯示賬面值可能無法收回時就減值進行檢討。減值虧損按資產之賬面值超出其可收回金額之差額確認。可收回金額以資產之公平值扣除銷售成本或使用價值兩者之間較高者為准。於評估減值時，資產按可分開識辨現金流量(現金產生單位)的最低層次組合。除商譽外，已蒙受減值的資產在每個報告日期均就減值是否可以撥回進行檢討。

(g) 投資

本集團投資劃分為以下幾類：持有至到期日的，為交易而持有的以及可供出售的投資。持有至到期日的投資指具有固定或可確定金額和固定期限，且企業明確打算並能夠持有至到期日的投資(本公司源生的貸款和應收款項不包括在內)。為交易而持有的投資指主要為了從短期價格波動中獲利而購置的投資。其他所有投資，除企業源生的貸款和應收款項外，均為可供出售的投資。

持有至到期日的投資記錄為非流動資產，除非該投資將於資產負債表日後一年內到期。為交易而持有的投資記錄為流動資產。如果管理層計劃於資產負債表日後一年內變現持有的可供出售的投資，則該投資記錄為流動資產。

所有投資的購買及出售均於交易日確認，交易日是指集團承諾購買或出售該資產的日期。

3. 主要會計政策*(續)*

(g) 投資*(續)*

除了為交易而持有的投資以外，當投資初始確認時，本公司應以其包括交易成本在內的所支付對價的公允價值。為交易而持有的投資以公允價值確認初始成本，交易成本計入當期淨損益。

可供出售的及為交易而持有的投資在初始確認後，以資產負債表日市場價值為基礎確認的公允價值計量，交易成本無需扣除。

計算可供出售的投資的公允價值的損益在該投資被出售或處置之前，或在該投資發生減值之前，通過股東權益中的公允價值儲備直接在權益中確認。被出售或處置、或發生減值時，以前在權益中確認的累積收益或損失應計入當期淨損益。

為交易而持有的投資的公允價值變動計入當期淨損益。

持有至到期日的投資以實際利率法，按攤餘成本計價。

當從投資收取現金流量的權利經已到期或經已轉讓，而本集團已將擁有權的所有風險和回報實際轉讓時，財務資產即終止確認。

(h) 經營租賃(作為承租人)

與資產擁有權有關之大部分收益及風險由出租人享有或承擔的租賃均視為經營租賃。經營租賃的租金支出(扣除自出租人收取之任何獎勵金後)在租賃期間內以直線法列作費用。

3. 主要會計政策(續)

(i) 存貨

存貨主要包括銷售設備、零件及耗材，以成本和可變現淨值孰低法入賬。成本以先進先出法計算，包括所有的採購成本及將存貨運送至現時地點和狀態所發生的其他成本。可變現淨值按預計正常銷售價格減預計的完工成本和必要銷售成本來確定。

(j) 應收賬款

應收賬款以公允價值確認，其後利用實際利息法按攤銷成本扣除減值撥備計量。當有客觀證據證明本集團將無法按應收款的原有條款收回所有款項時，即就貿易及其它應收款設定減值撥備。債務人之重大財務困難、債務人可能破產或進行財務重組，以及拖欠或逾期付款，均被視為是貿易應收款已減值的跡象。撥備金額為資產賬面值與按實際利率貼現的估計未來現金流量的現值兩者的差額。資產的賬面值透過使用備付賬戶削減，而有關的虧損數額則在損益表內的營業成本中確認。如一項貿易應收款無法收回，其會與貿易應收款內的備付賬戶撤銷。之前已撤銷的款項如其後已收回，將撥回損益表中的營業成本內。

(k) 現金及現金等價物

現金及現金等價物以原值列示於資產負債表內。現金指手頭持有之現金及存放於銀行或其他金融機構並可按要求取回之存款。現金等價物指短期且流動性高的投資，原本限期不超過三個月可隨時轉換為可知金額的現金，無重大價值變動風險者。

3. 主要會計政策(續)

(l) 應付帳款

應付賬款以公允價值確認，其後利用實際利息法按攤銷成本計量。

(m) 稅項

(i) 遞延所得稅

遞延稅項採用負債法就資產負債之稅基與他們在賬目之賬面值兩者之短暫時差作全數計提。遞延稅項採用在結算日前已頒佈或實質頒佈，並在有關之遞延所得稅資產實現或遞延所得稅負債結算時預期將會適用之稅率(及法例)而釐定。當預計將來可能有足夠的應課稅利潤供暫時性差異轉回使用時，遞延稅項資產才被確認。

(ii) 其他稅項

其他稅項負債根據中國政府當局頒佈之規定而作出準備。

(n) 員工福利

本集團的中方在職職工參加由政府機構設立及管理的職工社會保障體系，包括養老及醫療保險、住房公積金及其他社會保障制度。除此以外，本集團並無其他重大職工福利承諾。

根據有關規定，本集團按工資總額的一定比例且在不超過規定上限的基礎上提取福利費及公積金，並向勞動和社會保障機構繳納，相應的支出計入當期成本或費用。

3. 主要會計政策*(續)*

(o) 準備

僅在本集團因過往事件而導致現有債務責任(法定或推定)及包括經濟利益的資源流出可能(即有較大的可能性)將需要用以清償該債務責任，以及債務責任的金額可被可靠估計的情況下，準備方被確認。不就未來營運虧損確認準備。

如有多項類似責任，其需要在償付中流出資源的可能性，根據責任的類別整體考慮。即使在同一責任類別所包含的任何一個項目相關的資源流出的可能性極低，仍須確認準備。

準備採用預估的當期市場利率按照預期需償付有關責任的現值計量，該利率反應當時市場對金錢時間值和有關責任固有風險的評估。隨著時間過去而增加的準備確認為利息開支。

(p) 收入確認

收入包括集團日常經營過程中所提供服務的公允價值，在扣除增值稅、銷售折扣和集團內部銷售後列示。

收入在有關交易之經濟利益可以流入本集團且其收入及已發生或將發生的相關成本可以可靠地計量時予以確認。其具體基準如下：

- 航空信息技術服務之收入於提供服務時予以確認；
- 數據網絡服務之收入於提供服務時確認；
- 設備銷售收入於重大風險及貨物所有權轉於買方時予以確認；

3. 主要會計政策 *(續)*

(p) 收入確認 *(續)*

- 當項目完成程度可以可靠的估計時，與設備安裝項目相關的收入根據項目的完成程度加以確認。項目的完成程度根據已發生的成本佔項目估計總成本的比例加以確定。當提供勞務的交易結果不能可靠估計時，收入的確認只限於已經確認可獲補償成本的金額。當履行合同很可能產生損失時，將估計的全部最終損失確認為成本；

- 利息收入依據銀行存款本金及適用利率，以時間比例為基準確認；及

- 股息收入於收取股息的權利確定時確認。

(q) 股息分派

向本公司股東分派的股息在股息獲本公司股東批准的期間內於本集團的財務報表內列為負債。

(r) 股本

普通股被列為權益。強制性可贖回優先股列為負債 。

直接歸屬於發行新股或認股權的新增成本在權益中列為所得款的減少(扣除税項)。

如任何集團公司購入本公司的權益股本(庫存股份)，所支付的代價，包括任何直接所佔的新增成本(扣除所得税)，自本公司權益持有人應佔的權益中扣除，直至股份被註銷或重新發行為止。如股份其後被重新發行，任何已收取的代價，扣除任何直接所佔的新增交易成本及相關的所得税影響，包括在本公司權益持有人的應佔權益內。

4. 關鍵會計估算及判斷

在編制國際財務報告準則下的財務報表時，本集團需對未來不確定事項作出估計和假設。估計和判斷會被持續評估，並根據過往經驗和其他因素進行評價，包括在有關情況下相信為合理的對未來事件的預測。在不同的假設和情況下，實際結果可能會與估計有所差異。

如下所述的估計和假設可能會在下一個財政年度內對資產和負債的賬面價值有重大調整的風險：

(a) 銷售折扣

航空信息服務收入和數據網絡收入以抵減折扣後價值入賬。銷售折扣的數額根據與客戶的商議而釐定。在若干情況下，若未能達成最終協議，管理層會參考商議的進度並考慮過往經驗與行業表現，對有關折扣作出估計。

(b) 固定資產折舊

本集團對固定資產採用直線法按其估計可用年期進行折舊，採取足夠的折舊率，以沖銷其成本的數額減去累計減值損失以及估計剩餘價值後的重估金額。本集團定期審閱固定資產的可使用年期，以確保折舊方法和折舊率符合相關固定資產產生經濟效益的模式。本集團對於固定資產的可使用年期的估計（詳見附註3(c)）乃基於本集團使用同類資產的歷史經驗，並考慮預期的技術變化。如果先前的估計有重大變化，則對未來的折舊費用進行調整。

(c) 資產減值損失

在各資產負債表日，本集團同時參考內部與外部數據以評估資產是否出現了減值。若存在該等迹象，則須估計相關資產的可回收金額以及確認減值損失，將資產的賬面金額減至可回收金額。如果先前對資產可回收金額的估計有重大變化，則會對未來的減值計提有所影響。

4. 關鍵會計估算及判斷(續)

(d) 公允價值

本集團會估算其金融資產及負債包括應收賬款、預付款、其它流動資產、應付賬款、預提費用及其它負債的公允價值，採用與本集團融資所使用的相似的金融工具的估計市場利率對未來合同規定的現金流進行折現。如果估計的市場利率有變化，未來的價值也會變化。

(e) 所得税

本集團在中國及其他司法權區繳納所得税。在釐定所得税撥備時，需要作出重大判斷。在一般業務過程中，部分交易和計算所涉及的最終税務釐定都是不確定的。本集團根據對是否需要繳付額外税款的估計，就預期税務審計項目確認負債。如此等事件的最終税務後果與最初記錄的金額不同，此等差額將影響作出此等釐定期間的所得税和遞延税撥備。

5. 收入

收入基本包括本集團因就提供其航空信息技術服務及相關服務等業務而收取的費用。此等收費大部分來自公司股東。

6. 除稅前利潤

除稅前利潤已扣除及計入下列各項：

	二零零六年 人民幣千元	二零零五年 人民幣千元
已扣除：		
折舊	**218,097**	171,871
無形資產攤銷	**8,409**	9,129
經營性租入固定資產改良攤銷	**2,672**	1,015
出售物業、廠房及設備的虧損	**83**	1,240
計提應收賬款減值撥備	**10,608**	5,003
計提存貨減值準備	**106**	—
存貨銷售成本	**25,229**	15,569
定額退休金計劃的供款	**17,921**	12,666
核數師酬金	**2,520**	2,145
匯兑損失	**15,218**	14,572
住房公積金供款	**12,591**	11,171
研究與開發費用	**234,050**	180,247
已計入：		
利息收入	**(67,624)**	(53,013)

7. 董事、監事及高級管理層薪酬

(1) 董事及監事薪酬

下表列示了在二零零六年向本公司每位董事及監事支付的酬金(含税):

	截至二零零六年十二月三十一日止年度					
董事及監事姓名	董事袍金	董事花紅	員工薪金及福利津貼(含雇主供款)	員工酌情獎金	員工退休計劃的雇主供款	合計
	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
董事長						
朱 永*	—	—	—	—	—	—
執行董事						
朱曉星	—	—	190	307	19	516
丁衛平	—	—	105	391	19	515
宋金箱	—	—	105	391	19	515
非執行董事						
王全華*	—	—	—	—	—	—
曹建雄*	—	—	—	—	—	—
宮國魁(ii)*	—	—	—	—	—	—
榮 剛*	—	—	—	—	—	—
楊亞鐵*	—	—	—	—	—	—
李曉光*	—	—	—	—	—	—
司玉佩*	—	—	—	—	—	—
宋 箭*	—	—	—	—	—	—
獨立非執行董事						
易永發(iv)	90	—	—	—	—	90
周國華	90	—	—	—	—	90
烏家培	90	—	—	—	—	90
監事						
李曉軍*	—	—	—	—	—	—
杜紅鷹*	—	—	—	—	—	—
張亞坤*	—	—	—	—	—	—
王永強*	—	—	—	—	—	—
陳立宏*	—	—	—	—	—	—
譚曉煦(職工代表監事)	—	—	99	343	19	461
張 欣(職工代表監事)	—	—	72	165	19	256
饒戈平(獨立監事)	—	—	—	—	—	—

7. 董事、監事及高級管理層薪酬(續)

(1) 董事及監事薪酬(續)

下表列示了在二零零五年向本公司每位董事及監事支付的酬金(含稅):

董事及監事姓名	董事袍金	董事花紅	員工薪金及福利津貼(含雇主供款)	員工酌情獎金	員工退休計劃的雇主供款	合計
	截至二零零五年十二月三十一日止年度					
	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
董事長						
朱永*	—	—	—	—	—	—
執行董事						
朱曉星	—	—	190	232	16	438
丁衛平	—	—	110	335	16	461
宋金箱	—	—	110	335	16	461
非執行董事						
王全華*	—	—	—	—	—	—
曹建雄*	—	—	—	—	—	—
張學仁(i)*	—	—	—	—	—	—
宮國魁(ii)*	—	—	—	—	—	—
榮 剛*	—	—	—	—	—	—
楊亞鐵*	—	—	—	—	—	—
李曉光*	—	—	—	—	—	—
司玉倶*	—	—	—	—	—	—
宋 箭*	—	—	—	—	—	—
獨立非執行董事						
易永發(iv)	54	—	—	—	—	54
周國華	90	—	—	—	—	90
烏家培	90	—	—	—	—	90
李國明(iii)	36	—	—	—	—	36

7. 董事、監事及高級管理層薪酬 *(續)*

(1) 董事及監事薪酬 *(續)*

下表列示了在二零零五年向本公司每位董事及監事支付的酬金(含稅)：*(續)*

	截至二零零五年十二月三十一日止年度					
董事及監事姓名	董事袍金	董事花紅	員工薪金及福利津貼(含雇主供款)	員工酌情獎金	員工退休計劃的雇主供款	合計
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*
監事						
李曉軍*	—	—	—	—	—	—
杜紅鷹*	—	—	—	—	—	—
張亞坤*	—	—	—	—	—	—
王永強*	—	—	—	—	—	—
陳立宏*	—	—	—	—	—	—
譚曉煦(職工代表監事)	—	—	103	291	16	410
張　欣(職工代表監事)	—	—	73	142	16	231
饒戈平(獨立監事)	—	—	—	—	—	—

*　這些董事及監事為本公司之股東或其附屬公司之雇員，並由本公司之股東或其附屬公司支付酬金。

(i)　於二零零五年八月二十三日離任

(ii)　於二零零五年八月二十三日獲委任

(iii)　於二零零五年八月二十三日離任

(iv)　於二零零五年八月二十三日獲委任

於有關期間，概無任何董事放棄或同意放棄任何酬金。

7. 董事、監事及高級管理層薪酬(續)

(2) 五位最高薪酬人士

本年度本集團最高薪酬的五位人士包括三位(二零零五年: 三位)董事，他們的薪酬在上文呈報的分析中反映。本年度支付予其餘兩位(二零零五年：兩位)人士的薪酬如下：

	二零零六年 人民幣千元	二零零五年 人民幣千元
基本工資及津貼	**277**	210
酌情獎金	**666**	657
退休金	**38**	34
	981	901

截至二零零六年十二月三十一日止年度，每個董事(包括五位最高薪員工)的年度酬金均介於人民幣零元至一百萬元(二零零五：人民幣零元至一百萬元)。

截至二零零六年十二月三十一日止年度，五個最高薪酬的人員(包括董事和員工)均未獲酬金以作為加入本公司的獎勵或離開公司的損失補償(二零零五：零)。

8. 退休福利

所有本集團的全職員工均可享受政府制訂的退休計劃。根據該計劃，退休員工每年可領取相當於他們退休時基本工資的退休金。這些退休金由中國政府負責支付。本集團於截至二零零六年十二月三十一日止年度，按員工基本工資的 20%(二零零五：20 %)向國家資助的退休計劃供款。本集團截至二零零六年十二月三十一日止年度所支付的退休供款約為人民幣17,921,000元(二零零五：人民幣12,666,000元)。該金額記錄在其他營業成本中。根據該計劃，本集團除提取退休金供款外，並無其他任何支付退休福利義務。

9. 住房公積金

所有本集團的全職員工有權參加一個國家資助的住房公積金計劃。員工可用公積金購買房屋或於退休時一次性支取。本集團每年按職工基本工資的固定百分比向政府資助的住房公積金供款。截至二零零六年十二月三十一日止年度，本集團對住房公積金支付的供款約為人民幣12,591,000元(二零零五：人民幣11,171,000元)。該金額記錄在其他營業成本中。

二零零六年僱員平均人數為2,388人(二零零五：2,089人)。

10. 稅項

所得稅

	二零零六年 ***人民幣千元***	二零零五年 *人民幣千元*
中國企業所得稅	**98,484**	51,026
海外利得稅	**(63)**	37
	98,421	51,063

除香港公司、新加坡公司、日本有限公司和韓國公司之外，本集團之稅項乃按適用於中國企業之稅法及規則徵收。本集團乃按其以法定財務報告之基準，並以就稅項而言毋須課稅之收入及不可抵稅之支出項目作出調整後的利潤計提中國企業所得稅。

根據中國所得稅法，本公司須繳付按照中國企業適用的會計原則及財務條例編制的本公司法定賬目所載應課稅收入的33%作為企業所得稅。然而，本公司已於二零零零年十月在中關村海澱科技園區註冊成立為新技術企業，並得到了海澱區國家稅務局((2000)海國稅二所字第19號)的批准，享受自二零零三年一月一日至二零零五年十二月三十一日止期間內減按7.5%徵收企業所得稅的稅收優惠。二零零六年起，本公司按15%的稅率繳納所得稅。

根據相關部門於二零零七年一月九日聯合發出有關國家規劃佈局內二零零六年度重點軟件企業名單的通知，本公司獲確認為國家規劃佈局內二零零六年度重點軟件企業之一。根據相關規定，本公司當年享有10%的優惠稅率。

10. 稅項(續)

所得稅(續)

本公司已按15%的稅率繳納截至二零零六年十二月三十一日止財政年度的企業所得稅。根據相關規定，按15%的稅率徵收的企業所得稅與按10%的稅率徵收的企業所得稅的差額將於隨後的財政年度退還本公司，其影響會在二零零七年的財務報表中進行確認。

本公司的附屬公司享有介於15%至33%不同程度的優惠稅率。這些附屬公司或位於經濟特區，適用稅率為15%；或被認定為高新技術企業，適用稅率為15%；此外，該等附屬公司於開業起數年內有權享有若干稅項減免。

於二零零六年度及二零零五年度按法定加權平均稅率而計算出的理論稅額與綜合損益表中的實際稅額之差異調節如下：

	二零零六年 人民幣千元	二零零五年 人民幣千元
稅前利潤	**627,942**	594,757
法定稅率	**33%**	33%
在有關國家的盈利按適用的當地稅率計算的金額	**207,221**	196,270
無須課稅之收入	**(450)**	(225)
不可扣稅之費用	**5,444**	4,194
適用於優惠稅率之影響	**(113,794)**	(149,176)
實際所得稅金額	**98,421**	51,063

資產負債表中各資產與負債其賬面值與各自稅基之間不存在重大的暫時性差異，因此在各資產負債日不計提遞延稅項。

營業稅

本集團下列服務收入須交納營業稅：

航空信息技術服務及數據網絡服務	3%
培訓、技術支持服務、租金及其他	5%

10. 稅項(續)

增值稅

本集團的設備銷售業務適用增值稅。本公司及本公司的一個附屬公司(「天信達」)經稅務機關認定為增值稅一般納稅人,本公司的其他附屬公司被認定為增值稅小規模納稅人。增值稅一般納稅人的適用稅率為17%,增值稅小規模納稅人適用的稅率為4%至6%。

增值稅一般納稅人用於銷售之設備所支付的增值稅,可用於抵扣出售時的應付增值稅。

增值稅額為當期銷項稅額抵減可以抵扣的進項稅額後的餘額。

11. 每股盈利

截至二零零六年十二月三十一止年度的每股盈利是通過將本公司權益持有人應佔盈利人民幣515,587,000元,除以發行在外的加權平均普通股股數888,157,500 股計算得出(二零零五:將本公司權益持有人應佔盈利人民幣529,647,000元除以發行在外的加權平均普通股股數888,157,500股)。

截至二零零五年及二零零六年十二月三十一日止年度並無已發行可能具有潛在攤薄效應的普通股。

12. 股息及其他分配

在二零零六年五月二十五日股東周年大會上,股東通過了派發二零零五年末期股息每股人民幣0.23元,合共人民幣204,276,225元。該股息已計入二零零六年度股東權益並列作留存收益的分配。

董事會建議派發截至二零零六年十二月三十一日止年度現金股利,每股人民幣0.22元,共計人民幣195,394,650元。建議派發的現金股息有待下一次股東周年大會的批准並將被列示於截至二零零七年十二月三十一日止年度本集團的會計報表中。

董事會同時建議以儲備人民幣888,157,500元,按每股面值人民幣1元,共計888,157,500股,以每1現有股份派送1股的方式派送紅股予本公司股東,同時轉增本公司實收資本。有關建議須待股東大會及有關監管機構批准。

13. 物業，廠房及設備，淨值

於十二月三十一日，物業、廠房及設備包括：

集團：

	房屋建築物 人民幣千元	計算機系統及軟件 人民幣千元	汽車 人民幣千元	家具、裝置及其他設備 人民幣千元	在建工程 人民幣千元	固定資產改良支出 人民幣千元	合計 人民幣千元
原值							
二零零五年年初餘額	55,348	1,177,904	29,156	26,153	—	—	1,288,561
購置	3,148	413,123	5,993	5,377	181	—	427,822
處置	—	(66,422)	(907)	(1,680)	—	—	(69,009)
二零零五年年末餘額	58,496	1,524,605	34,242	29,850	181	—	1,647,374
購置	2,710	119,662	5,077	9,245	3,464	14,044	154,202
在建工程轉入	—	484	—	—	(484)	—	—
處置	—	(6,114)	(1,664)	(610)	—	—	(8,388)
二零零六年年末餘額	61,206	1,638,637	37,655	38,485	3,161	14,044	1,793,188
累計折舊							
二零零五年年初餘額	(6,838)	(779,109)	(14,316)	(13,180)	—	—	(813,443)
本年度折舊	(2,496)	(158,481)	(5,121)	(5,773)	—	—	(171,871)
處置後撥回	—	63,720	879	1,666	—	—	66,265
二零零五年年末餘額	(9,334)	(873,870)	(18,558)	(17,287)	—	—	(919,049)
本年度折舊	(2,892)	(206,368)	(4,427)	(4,410)	—	(2,672)	(220,769)
處置後撥回	—	5,711	1,525	543	—	—	7,779
二零零六年年末餘額	(12,226)	(1,074,527)	(21,460)	(21,154)	—	(2,672)	(1,132,039)
淨值							
二零零五年年末餘額	49,162	650,735	15,684	12,563	181	—	728,325
二零零六年年末餘額	48,980	564,110	16,195	17,331	3,161	11,372	661,149

13. 物業，廠房及設備，淨值(續)

公司：

	房屋建築物 人民幣千元	計算機系統及軟件 人民幣千元	汽車 人民幣千元	家具、裝置及其他設備 人民幣千元	固定資產改良支出 人民幣千元	合計 人民幣千元
原值						
二零零五年年初餘額	30,098	1,164,726	17,916	18,884	—	1,231,624
購置	2,795	412,305	2,877	3,121	—	421,098
處置	—	(64,310)	(508)	(777)	—	(65,595)
二零零五年年末餘額	32,893	1,512,721	20,285	21,228	—	1,587,127
購置	—	118,428	3,849	7,553	12,443	142,273
處置	—	(5,711)	(923)	(453)	—	(7,087)
二零零六年年末餘額	32,893	1,625,438	23,211	28,328	12,443	1,722,313
累計折舊						
二零零五年年初餘額	(2,410)	(769,839)	(9,143)	(8,957)	—	(790,349)
本年度折舊	(1,306)	(157,231)	(2,394)	(4,344)	—	(165,275)
處置後撥回	—	62,512	493	746	—	63,751
二零零五年年末餘額	(3,716)	(864,558)	(11,044)	(12,555)	—	(891,873)
本年度折舊	(1,595)	(205,345)	(2,502)	(2,857)	(2,045)	(214,344)
處置後撥回	—	5,474	895	439	—	6,808
二零零六年年末餘額	(5,311)	(1,064,429)	(12,651)	(14,973)	(2,045)	(1,099,409)
淨值						
二零零五年年末餘額	29,177	648,163	9,241	8,673	—	695,254
二零零六年年末餘額	27,582	561,009	10,560	13,355	10,398	622,904

14. 無形資產，淨值

	集團		公司	
	二零零六年	二零零五年	**二零零六年**	二零零五年
	人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*
原值				
年初餘額	**48,268**	41,084	**44,222**	37,038
購買	**5,146**	7,184	**3,364**	7,184
年末餘額	**53,414**	48,268	**47,586**	44,222
累計攤銷				
年初餘額	**(35,036)**	(25,907)	**(31,772)**	(23,468)
本年攤銷	**(8,409)**	(9,129)	**(7,906)**	(8,304)
年末餘額	**(43,445)**	(35,036)	**(39,678)**	(31,772)
淨值				
年末餘額	**9,969**	13,232	**7,908**	12,450

本集團及本公司的無形資產為所購買的計算機軟件。

15. 於附屬公司的投資

	集團		公司	
	二零零六年	二零零五年	**二零零六年**	二零零五年
	人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*
投資成本	**—**	—	**37,507**	35,951

本公司的附屬公司見*附註1*。

16. 於聯營公司的投資

	集團		公司	
	二零零六年	二零零五年	**二零零六年**	二零零五年
	人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*
年初	**53,854**	42,424	**11,890**	8,890
應佔聯營公司業績	**11,727**	11,312	**—**	—
宣告分派的股利	**(7,138)**	(2,882)	**—**	—
追加投資	**9,900**	3,000	**9,900**	3,000
年終	**68,343**	53,854	**21,790**	11,890

本集團及本公司的聯營公司見*附註1*。

17. 其他長期投資

於十二月三十一日，本公司和本集團有下列持有至到期日投資 ：

	利率和期限	**二零零六年** ***人民幣千元***	二零零五年 *人民幣千元*
國債	年利率3%， 於二零零八年十二月到期	**100,000**	100,000

18. 其他長期資產

於十二月三十一日，本公司及本集團的其他長期資產主要為房租押金。

19. 存貨

	集團		公司	
	二零零六年	二零零五年	**二零零六年**	二零零五年
	人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*
待售設備	**4,359**	2,792	**2,632**	352
備件	**83**	8	**—**	—
其他	**162**	590	**—**	—
合計	**4,604**	3,390	**2,632**	352
減值準備	**(106)**	—	**—**	—
淨值	**4,498**	3,390	**2,632**	352

本集團和本公司均無作為借款抵押物的存貨。

20. 應收賬款，淨值

	集團		公司	
	二零零六年	二零零五年	**二零零六年**	二零零五年
	人民幣千元	人民幣千元	**人民幣千元**	人民幣千元
應收賬款	**87,960**	63,271	**60,997**	33,313
減值撥備	**(3,078)**	(1,755)	**(2,872)**	(1,557)
應收賬款，淨值	**84,882**	61,516	**58,125**	31,756

收款期限一般為提供服務後六個月內。

由於本集團應收賬款的屆滿期較短，故其賬面金額於二零零六年十二月三十一日約為其公允價值。

於二零零六年及二零零五年十二月三十一日，應收賬款的賬齡分析如下：

	集團		公司	
	二零零六年	二零零五年	**二零零六年**	二零零五年
	人民幣千元	人民幣千元	**人民幣千元**	人民幣千元
六個月內	**73,294**	42,694	**56,190**	30,308
六個月至一年	**4,859**	5,033	**2,196**	1,546
一年至二年	**2,083**	14,280	**1,224**	334
二年至三年	**6,598**	142	**265**	3
三年以上	**1,126**	1,122	**1,122**	1,122
應收賬款合計	**87,960**	63,271	**60,997**	33,313
減值撥備	**(3,078)**	(1,755)	**(2,872)**	(1,557)
應收賬款，淨值	**84,882**	61,516	**58,125**	31,756

20. 應收賬款，淨值(續)

應收賬款減值撥備的變動如下：

	集團		公司	
	二零零六年	二零零五年	**二零零六年**	二零零五年
	人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*
年初餘額	**1,755**	2,137	**1,557**	1,557
計提(沖銷)減值撥備	**1,323**	(382)	**1,315**	—
年末餘額	**3,078**	1,755	**2,872**	1,557

應收賬款的賬面值以下列貨幣為單位：

	集團		公司	
	二零零六年	二零零五年	**二零零六年**	二零零五年
	人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*
人民幣	**27,587**	19,837	**16,722**	1,016
以港幣計價	**4,112**	4,597	**2,077**	4,038
以美元計價	**56,213**	38,837	**42,198**	28,259
其他	**48**	—	**—**	—
	87,960	63,271	**60,997**	33,133

21. 應收關聯方款，淨值

	集團		公司	
	二零零六年	二零零五年	**二零零六年**	二零零五年
	人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*
六個月內	**289,133**	267,399	**279,376**	261,559
六個月至一年	**10,889**	3,932	**10,855**	3,727
一年至二年	**7,685**	5,152	**7,157**	5,148
二年至三年	**5,148**	1,005	**5,148**	992
三年以上	**1,880**	888	**1,880**	888
應收關聯方款合計	**314,735**	278,376	**304,416**	272,314
減值撥備	**(14,665)**	(5,385)	**(14,665)**	(5,385)
應收關聯方款，淨值	**300,070**	272,991	**289,751**	266,929

與關聯公司的往來餘額為與貿易相關，無抵押，免息及一般須於六個月內償還。

因估計關聯方不能支付往來款，截至二零零六年十二月三十一日止年度，本集團計提了約人民幣9,280,000元的應收關聯方款減值撥備(二零零五：人民幣5,385,000元)。

22. 應收附屬公司，淨值

	集團		公司	
	二零零六年	二零零五年	**二零零六年**	二零零五年
	人民幣千元	人民幣千元	**人民幣千元**	人民幣千元
六個月內	**—**	—	**8,540**	7,344
六個月至一年	**—**	—	**2,287**	3,404
一年至二年	**—**	—	**3,783**	10,621
二年至三年	**—**	—	**4,813**	10,662
三年以上	**—**	—	**10,615**	4,751
應收附屬公司合計	**—**	—	**30,038**	36,782
壞賬準備	**—**	—	**(7,811)**	(7,811)
應收附屬公司，淨值	**—**	—	**22,227**	28,971

與附屬公司的往來餘額為與貿易相關，免息，無抵押。

23. 應收聯營公司款

與聯營公司的往來餘額為與貿易相關的款項，無抵押，免息及一般須於一年內償還。

24. 預付款項及其他流動資產

	集團		公司	
	二零零六年	二零零五年	**二零零六年**	二零零五年
	人民幣千元	人民幣千元	**人民幣千元**	人民幣千元
預付款項	**13,578**	8,550	**5,050**	6,994
應收利息	**28,894**	25,840	**28,894**	25,840
待攤費用	**13,045**	8,986	**12,775**	8,761
其他流動資產	**6,547**	4,696	**1,069**	291
合計	**62,064**	48,072	**47,788**	41,886

25. 短期銀行存款

	集團		公司	
	二零零六年	二零零五年	**二零零六年**	二零零五年
	人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*
人民幣	**1,601,100**	1,489,362	**1,530,000**	1,432,362
以港幣計價	**221,034**	336,851	**221,034**	333,210
以美元計價	**62,470**	121,064	**62,470**	121,064
	1,884,604	1,947,277	**1,813,504**	1,886,636

短期銀行存款的年利率介於1.71%到4.89%(二零零五：1.88%到3.70%)，存期介於6到36個月(二零零五：6到36個月)。

26. 現金及現金等價物

	集團		公司	
	二零零六年	二零零五年	**二零零六年**	二零零五年
	人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*
現金				
人民幣	**300**	156	**110**	2
以港幣計價	**30**	31	**—**	—
以美元計價	**1**	7	**—**	—
其他	**8**	31	**—**	—
合計	**339**	225	**110**	2
活期存款				
人民幣	**1,064,720**	760,228	**1,022,124**	709,142
以美元計價	**109,976**	77,858	**79,295**	38,230
以港幣計價	**55,921**	18,062	**45,488**	9,272
其他	**2,210**	438	**—**	—
合計	**1,232,827**	856,586	**1,146,907**	756,644
現金及現金等價物合計	**1,233,166**	856,811	**1,147,017**	756,646

27. 應付賬款及預提費用

	集團		公司	
	二零零六年	二零零五年	**二零零六年**	二零零五年
	人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*
應付賬款	**110,142**	116,612	**96,457**	100,538
預提離港技術延伸費	**55,476**	52,144	**62,494**	54,783
預提員工獎金	**44,279**	46,174	**42,729**	46,174
預提技術支持費	**27,548**	19,725	**25,742**	18,714
預提網絡使用費	**45,565**	28,412	**45,565**	28,412
其他預提費用	**51,908**	63,394	**47,774**	52,835
	334,918	326,461	**320,761**	301,456

於二零零六年十二月三十一日，以上餘額中約有人民幣123,664,000元(二零零五年：人民幣111,419,000元)是以美元計價的。

應付賬款賬齡分析如下：

	集團		公司	
	二零零六年	二零零五年	**二零零六年**	二零零五年
	人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*
六個月以內	**25,238**	60,549	**16,059**	54,219
六個月至一年	**8,773**	12,938	**6,758**	5,360
一年至二年	**55,809**	2,978	**53,531**	839
二年至三年	**754**	12,121	**541**	12,094
三年以上	**19,568**	28,026	**19,568**	28,026
應付賬款合計	**110,142**	116,612	**96,457**	100,538
預提費用	**224,776**	209,849	**224,304**	200,918
應付賬款及預提費用合計	**334,918**	326,461	**320,761**	301,456

28. 應付關聯方款

	集團		公司	
	二零零六年	二零零五年	**二零零六年**	二零零五年
	人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*
六個月以內	**1,153**	—	**152**	—
六個月至一年	**50,945**	71,842	**50,850**	71,842
一年至二年	**11,366**	3,277	**10,794**	2,788
二年至三年	**3,116**	5,247	**2,787**	5,247
三年以上	**18,862**	13,615	**9,524**	4,277
合計	**85,442**	93,981	**74,107**	84,154

應付關聯方款餘額主要為應付股利。

29. 應交稅金

	集團		公司	
	二零零六年	二零零五年	**二零零六年**	二零零五年
	人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*
應交企業所得稅	**7,605**	17,159	**4,655**	13,876
應交營業稅	**17,640**	14,409	**16,977**	13,587
應交增值稅	**167**	367	**(126)**	110
其他	**6,475**	3,763	**6,141**	3,234
合計	**31,887**	35,698	**27,647**	30,807

30. 實收資本

於二零零六年十二月三十一日的實收資本為本公司註冊成立時所發行的577,303,500股內資股及本公司於二零零一年二月發行的310,854,000股H股。

	二零零六年 **股數** *千股*	**二零零六年** **金額** *人民幣千元*
法定：		
每股面值人民幣1元的內資股	**577,304**	577,304
每股面值人民幣1元的H股	**310,854**	310,854
合計	**888,158**	888,158
已發行及繳足：		
每股面值人民幣1元的內資股	**577,304**	577,304
每股面值人民幣1元的H股	**310,854**	310,854
合計	**888,158**	888,158

31. 儲備

	資本公積 人民幣千元	法定盈餘公積金 人民幣千元	法定公益金 人民幣千元	任意盈餘公積金 人民幣千元	外幣報表折算差異 人民幣千元	合計 人民幣千元
集團						
二零零五年一月一日	1,194,956	165,866	155,335	203,383	—	1,719,540
留存收益轉入	—	52,138	51,995	88,231	—	192,364
外幣報表折算差異	—	—	—	—	(450)	(450)
二零零五年十二月三十一日	1,194,956	218,004	207,330	291,614	(450)	1,911,454
法定公益金轉入	—	207,330	(207,330)	—	—	—
留存收益轉入	—	52,248	—	103,111	—	155,359
外幣報表折算差異	—	—	—	—	(701)	(701)
二零零六年十二月三十一日	1,194,956	477,582	—	394,725	(1,151)	2,066,112

31. 儲備 *(續)*

	資本公積 *人民幣千元*	法定盈餘公積金 *人民幣千元*	法定公益金 *人民幣千元*	任意盈餘公積金 *人民幣千元*	外幣報表折算差異 *人民幣千元*	合計 *人民幣千元*
公司						
二零零五年一月一日	1,194,956	164,538	154,164	203,297	—	1,716,955
留存收益轉入	—	51,390	51,390	88,231	—	191,011
二零零五年十二月三十一日	1,194,956	215,928	205,554	291,528	—	1,907,966
法定公益金轉入	—	205,554	(205,554)	—	—	—
留存收益轉入	—	51,478	—	102,779	—	154,257
二零零六年十二月三十一日	1,194,956	472,960	—	394,307	—	2,062,223

32. 利潤分配

根據二零零五年十月二十七日修訂並於二零零六年一月一日起施行的《中華人民共和國公司法》和本公司的公司章程，本公司從二零零六年起不再計提公益金。根據財政部二零零六年三月十五日發佈的《關於〈公司法〉施行後有關企業財務處理問題的通知》，本公司於二零零五年十二月三十一日的公益金貸方結餘，轉作盈餘公積金管理使用。

二零零六年度，根據《中華人民共和國公司法》，有關法律規定及本公司章程規定，除所得稅及少數股東權益後的可供分配淨利潤按以下順序分配：

i) 彌補以前年度累計虧損(如有)；

ii) 提取法定公積金；

iii) 提取任意公積金；

iv) 分配普通股股利。

對於截至二零零六年十二月三十一日止年度，董事會建議提取法定公積金及任意公積金，計人民幣51,478,000元及人民幣99,006,000元。對於截至二零零五年十二月三十一日止年度，董事會建議提取法定公積金，法定公益金及任意公積金，計人民幣51,390,000元，人民幣51,390,000元及人民幣102,779,000元。

在二零零六年五月二十五日股東周年大會上，股東通過分配利潤提取人民幣102,779,000元的任意盈餘公積金，該金額已計入二零零六年度股東權益並列作留存收益的分配。

對於截至二零零六年十二月三十一日止年度建議提取約人民幣99,006,000元任意盈餘公積金一事，需在下一次股東大會上經股東批准。故該金額將被列示於截至二零零七年十二月三十一日止年度本集團的會計報表中。

在經上述利潤分配後，於二零零六年十二月三十一日，可供分配之淨利潤約為人民幣787,939,000元(二零零五：人民幣627,922,000元)。

計入本公司二零零六年度會計報表的股東應佔利潤約為人民幣495,029,000元 (二零零五： 人民幣513,896,000元)。

33. 經營活動之現金流量

	二零零六年 人民幣千元	二零零五年 人民幣千元
税前利潤	**627,942**	594,757
就下列各項調整:		
折舊及攤銷	**229,178**	182,015
出售物業、廠房及設備虧損	**83**	1,240
利息收入	**(67,624)**	(53,013)
計提應收賬款減值撥備	**10,608**	5,003
計提存貨減值準備	**106**	—
應佔聯營公司收益	**(11,727)**	(11,312)
匯兑損益及外幣報表折算差異	**14,517**	—
營運資金改變前之經營利潤	**803,083**	718,690
流動資產減少(增加)：		
應收賬款	**(24,689)**	(22,964)
存貨	**(1,214)**	708
預付款項及其他流動資產	**(4,391)**	26,837
應收聯營及關聯方款	**(36,237)**	(165,960)
流動負債增加(減少)：		
應付賬款及預提費用	**14,410**	(102,459)
遞延收益	**473**	(1,170)
應付關聯方款	**1,733**	(1,643)
應交税金	**5,743**	1,195
經營活動提供之現金	**758,911**	453,234

34. 金融工具

金融風險管理

本集團承受由信貸，利率及匯率變動所帶來的金融風險。

本集團會實時監控和管理這些風險，如果風險評估結果發生變化，本集團會採取適當的措施。

- **信貸風險**

  本集團的信貸風險為現金及現金等價物、短期銀行存款、應收賬款、預付賬款、應收聯營公司款項及關聯方款項及國債的餘額總額。倘其他人士未能履行其對於該等金融工具的責任，則於二零零六年十二月三十一日的最高信貸風險約為人民幣3,665百萬元(二零零五年：人民幣3,291百萬元)。

  金融工具的另一方主要包括中國的國有銀行及眾多航空公司及旅行社。本集團預計，任何另一方不會不履行其責任。該等實體對本集團有信貸集中的風險。

- **外幣風險**

  本集團的外匯風險來自未來商業交易和已確認資產和負債。人民幣兑外幣的匯率波動對本集團的經營業績可能帶來影響。

- **現金流量及公允價值利率風險**

  於二零零六年十二月三十一日，本集團有計息資產人民幣3,218百萬元(二零零五：人民幣2,904百萬元)，主要為銀行存款和國債，因此本集團的收入和經營現金流量將受到市場利率波動的影響。

34. 金融工具(續)

公允價值

本集團的金融工具主要包括現金及現金等價物、短期銀行存款、應收賬款、預付賬款、應收聯營公司及關聯方款項、國債、應付賬款以及應付關聯方款項。

由於本集團金融工具的屆滿期較短，故除國債及其他長期資產以外的金融工具的賬面金額於二零零六年十二月三十一日約為其公允價值。

持有至到期日的國債投資是以攤銷成本價值入賬，其二零零六年十二月三十一日的市價約為人民幣100,430,000元(二零零五：人民幣101,720,000元)。

35. 分部報表

本集團僅於一個行業內經營業務－在中國提供航空信息技術及相關服務。本集團營運的最高決策人被視為本集團的總經理 。總經理審閱的資料與綜合損益表所載資料一致。本集團截至二零零六年及二零零五年十二月三十一日止年度並無編製任何分部損益表。同時，由於本集團的收入主要來自中國，其資產亦位於中國，本集團僅於一個地域內經營業務。因此，本報表並無呈列任何地域分部數據。

36. 承諾事項

(a) 資本性支出承諾

於十二月三十一日，本集團有以下資本性支出承諾：

	二零零六年 ***人民幣千元***	二零零五年 *人民幣千元*
已授權且訂約		
— 計算機系統	**7,923**	22,844
已授權但未訂約		
— 計算機系統	**494,680**	370,000
合計	**502,603**	392,844

上文所述的資本承諾主要與購買及安裝新一代旅客服務系統相關。

於二零零六年十二月三十一日，上述資本承諾中沒有以美元計價(二零零五：人民幣2.3百萬元)。

36. 承諾事項(續)

(b) 經營租賃承諾

於十二月三十一日，本集團有以下經營租賃承諾：

	二零零六年 人民幣千元	二零零五年 人民幣千元
一年內	**17,521**	52,621
一年至五年	**46,530**	43,597
合計	**64,051**	96,218

(c) 設備維護費及技術支持費承諾

於二零零六年十二月三十一日，本集團沒有設備維護和技術支持費用承諾(二零零五年：5.1百萬元)。

37. 關聯公司交易

倘一方能夠直接或間接地控制另一方，或有能力對另一方的財務及經營決策施加重大影響，則所涉及之各方為關聯公司。倘有關各方均受同一控制或同一重大影響，則此等各方亦視為關聯公司。

管理層認為與關聯方相關的有意義的信息已充分披露。

37. 關聯公司交易(續)

(1) 關聯公司

本公司及本集團的主要關聯公司如下：

公司名稱	與本公司關係
中國民航信息集團公司	本公司股東
中國南方航空集團公司	本公司股東
中國南方航空股份有限公司	本公司股東之附屬公司
中國東方航空集團公司	本公司股東
中國東方航空股份有限公司	本公司股東之附屬公司
中國航空集團公司	本公司股東
中國國際航空股份有限公司	本公司股東之附屬公司
廈門航空有限公司	本公司股東
中國東方航空武漢有限責任公司	本公司股東
海南航空股份有限公司	本公司股東
深圳航空有限責任公司	本公司股東
上海航空股份有限公司	本公司股東
北京亞科技術開發中心(「亞科公司」)	受同一母公司間接控制

37. 關聯公司交易(續)

(2) 關聯公司交易

本集團重大關聯公司交易如下：

(i) 航空信息技術服務及資料網絡服務的收入，上述服務的價格乃按照已經訂立的服務協議或參照中國民用航空總局(「民航總局」)訂立的計價準則(如適用)再經與關聯公司協商後釐定。

公司名稱	**二零零六年 人民幣千元**	二零零五年 人民幣千元
中國南方航空股份有限公司(a)	**300,552**	266,019
中國東方航空股份有限公司(b)	**246,545**	218,671
中國國際航空股份有限公司	**226,965**	202,532
海南航空股份有限公司	**123,533**	119,118
上海航空股份有限公司	**79,347**	81,908
深圳航空有限責任公司	**78,464**	79,084

a. 為本集團與中國南方航空股份有限公司及其附屬公司廈門航空有限公司之間的交易額。

b. 為本集團與中國東方航空股份有限公司及其附屬公司中國東方航空武漢有限責任公司之間的交易額。

董事會認為，此等交易是在正常業務中並按一般商業條款與關聯公司進行的。

(ii) 自中國民航信息集團公司租用物業

截至二零零六年十二月三十一日止年度，向中國民航信息集團公司租用物業的經營租賃支出約為人民幣38,608,608元(二零零五：人民幣38,608,608元)。樓宇經營租賃的租金乃按照與中國民航信息集團公司協議的費率再參考市值租金而釐定。

37. 關聯公司交易(續)

(2) 關聯公司交易(續)

(iii) 接受亞科公司提供計算機軟件開發服務

截至二零零六年十二月三十一日止年度，公司接受亞科公司提供的計算機軟件開發服務金額約為人民幣18,800,000元(二零零五：人民幣15,900,000元)。亞科公司是中國民航信息集團公司間接控制的全資附屬公司。計算機軟件開發服務費的金額乃按照與亞科公司公平磋商協議的費率參考市場價格釐定。

(3) 關聯公司的餘額

關聯公司的餘額主要包括應收關聯方款項：

公司名稱	集團 二零零六年 人民幣千元	集團 二零零五年 人民幣千元	公司 二零零六年 人民幣千元	公司 二零零五年 人民幣千元
中國南方航空股份有限公司(a)	**18,215**	69,969	**16,516**	67,848
中國東方航空股份有限公司(b)	**93,685**	58,757	**92,932**	58,393
中國國際航空股份有限公司	**77,188**	61,710	**77,180**	61,710
海南航空股份有限公司	**39,847**	42,280	**39,796**	42,238
深圳航空有限責任公司	**45,204**	11,107	**45,126**	11,064

a. 為本集團與中國南方航空股份有限公司及其附屬公司廈門航空有限公司之間的往來餘額。

b. 為本集團與中國東方航空股份有限公司及其附屬公司中國東方航空武漢有限責任公司之間的往來餘額。

與關聯公司的往來餘額為無抵押、免息及一般須於六個月內償還。

關聯公司的餘額主要來自上文所述的關聯公司交易。

37. 關聯公司交易(續)

(4) 國有及國有控股企業的餘額

與其他國有及國有控股企業的餘額列示如下：

	集團		公司	
	二零零六年	二零零五年	**二零零六年**	二零零五年
	人民幣千元	人民幣千元	**人民幣千元**	人民幣千元
銀行存款	**2,064,720**	1,181,532	**1,912,320**	1,027,185

本集團是國有企業。根據修改後的國際會計準則第24號「關聯方披露」，除本集團的下屬公司之外，直接或間接被中國政府控制的其他國有及國有控股企業和其子公司也被定義為本公司及其子公司的關聯方。

本公司及其子公司的主要商業活動都是與國有及國有控股企業進行的。為根據國際會計準則第24號進行關聯方披露的目的，本公司及其子公司已盡可能的通過適當的程序來識別客戶與供應商是否為國有及國有控股企業。但是很多國有及國有控股企業有多層法人結構並且其所有權結構由於移交和剝離等原因隨著時間發生了改變。然而管理層相信，關於重大關聯方餘額及交易的所有信息已經被充分披露了。

38. 最終控股公司

本公司董事認為於中國境內成立的中國民航信息集團公司為本公司的最終控股公司。

39. 重分類

比較期間會計報表的部分項目已按本年度會計報表的披露方式進行了重分類。

40. 會計報表的批准

此會計報表於二零零七年三月二十八日得到董事會的批准。

綜合資產負債表
管理層提供的輔助信息

(金額單位：人民幣千元)

	於十二月三十一日				
	二零零二年 人民幣千元	二零零三年 人民幣千元	二零零四年 人民幣千元	二零零五年 人民幣千元	**二零零六年 人民幣千元**
資產					
非流動資產					
物業、廠房及設備，淨值	340,632	545,354	475,118	728,325	**661,149**
無形資產，淨值	9,098	11,093	15,117	13,232	**9,969**
於聯營公司的投資	23,646	36,327	42,424	53,854	**68,343**
其他長期投資	100,000	100,000	100,000	100,000	**100,000**
其他長期資產	5,746	4,901	16,142	20,906	**17,000**
	479,122	697,675	648,861	916,317	**856,461**
流動資產					
存貨	2,018	2,635	4,098	3,390	**4,498**
應收賬款，淨值	4,447	18,352	38,170	61,516	**84,882**
應收聯營公司	377	65	—	1,227	**273**
應收關聯方款，淨值	135,371	83,619	112,811	272,991	**300,070**
預付款項及其他流動資產	30,826	32,005	82,979	48,072	**62,064**
短期投資	2,195	1,920	1,749	—	**—**
短期銀行存款	539,491	505,000	625,378	1,947,277	**1,884,604**
現金及現金等價物	1,893,422	2,034,952	2,236,843	856,811	**1,233,166**
	2,608,147	2,678,548	3,102,028	3,191,284	**3,569,557**
資產總值	3,087,269	3,376,223	3,750,889	4,107,601	**4,426,018**
權益					
可分配給股東的資本及儲備					
實收資本	888,158	888,158	888,158	888,158	**888,158**
儲備	1,453,674	1,584,817	1,719,540	1,911,454	**2,066,112**
留存收益					
一建議期末現金股息	170,526	90,592	177,632	204,276	**195,395**
一其他	293,665	314,471	451,297	584,304	**749,137**
	2,806,023	2,878,038	3,236,627	3,588,192	**3,898,802**
少數股東權益	37,600	40,305	49,456	61,296	**72,523**
權益合計	2,843,623	2,918,343	3,286,083	3,649,488	**3,971,325**
負債					
流動負債					
應付賬款及預提費用	193,044	366,061	404,477	326,461	**334,918**
應付關聯方款	22,906	64,922	27,048	93,981	**85,442**
應付股利	14,342	—	—	—	**—**
應交税金	13,140	24,846	30,138	35,698	**31,887**
遞延收益	214	2,051	3,143	1,973	**2,446**
	243,646	457,880	464,806	458,113	**454,693**
權益及負債合計	3,087,269	3,376,223	3,750,889	4,107,601	**4,426,018**
淨流動資產	2,364,501	2,220,668	2,637,222	2,733,171	**3,114,864**
總資產減流動負債	2,843,623	2,918,343	3,286,083	3,649,488	**3,971,325**

	截至十二月三十一日止年度				
	二零零二年 人民幣千元	二零零三年 人民幣千元	二零零四年 人民幣千元	二零零五年 人民幣千元	**二零零六年 人民幣千元**
收入					
航空信息技術服務	767,478	663,932	1,025,725	1,238,003	**1,395,172**
數據網絡及其他	209,964	229,686	257,125	258,781	**316,533**
總收入	977,442	893,618	1,282,850	1,496,784	**1,711,705**
營業税金及附加	(32,604)	(32,005)	(42,277)	(49,764)	**(56,358)**
淨收入	944,838	861,613	1,240,573	1,447,020	**1,655,347**
營業成本					
折舊及攤銷	(137,373)	(149,166)	(166,741)	(182,015)	**(229,178)**
網絡使用費	(49,823)	(58,792)	(70,671)	(59,982)	**(76,529)**
人工成本	(99,595)	(147,783)	(133,829)	(157,748)	**(181,646)**
經營租賃支出	(37,109)	(42,870)	(49,406)	(61,878)	**(63,658)**
技術支持及維護費	(45,735)	(44,650)	(40,456)	(68,138)	**(99,801)**
佣金及推廣費用	(75,397)	(74,537)	(155,702)	(148,004)	**(194,095)**
其他營業成本	(93,838)	(119,492)	(170,624)	(225,392)	**(248,619)**
總營業成本	(538,870)	(637,290)	(787,429)	(903,157)	**(1,093,526)**
營業利潤	405,968	224,323	453,144	543,863	**561,821**
財務收入，淨額	42,635	34,569	37,558	38,441	**52,406**
應佔聯營公司收益	14,255	11,445	10,934	11,312	**11,727**
其他收入(支出)，淨額	(2,998)	2,008	(2,038)	1,141	**1,988**
税前利潤	459,860	272,345	499,598	594,757	**627,942**
所得税	(3,149)	(23,092)	(40,188)	(51,063)	**(98,421)**
除税後利潤	456,711	249,253	459,410	543,694	**529,521**
應佔：					
本公司權益持有人	453,227	242,541	449,181	529,647	**515,587**
少數股東權益	3,484	6,712	10,229	14,047	**13,934**
	456,711	249,253	459,410	543,694	**529,521**
本公司權益持有人應佔盈利的每股盈利					
基本及攤薄(人民幣元)	0.51	0.27	0.51	0.60	**0.58**
現金股息	170,526	90,592	177,632	204,276	**195,395**

董事會

董事長 （於二零零七年一月九日獲委任）

朱　永	執行董事（於二零零七年一月九日獲委任）

董事

朱曉星	執行董事（總經理）（於二零零七年一月九日獲委任）
丁衛平	執行董事、董事會秘書及公司秘書（於二零零七年一月九日獲委任）
宋金箱	執行董事（於二零零七年一月九日獲委任）
王全華	副董事長、非執行董事（於二零零七年一月九日獲委任）
曹建雄	副董事長、非執行董事（於二零零七年一月九日獲委任）
宮國魁	副董事長、非執行董事（於二零零七年一月九日獲委任）
榮　剛	非執行董事（於二零零七年一月九日獲委任）
孫湧濤	非執行董事（於二零零七年一月九日獲委任）
劉德俊	非執行董事（於二零零七年一月九日獲委任）
夏　毅	非執行董事（於二零零七年一月九日獲委任）
宋　箭	非執行董事（於二零零七年一月九日獲委任）
周國華	獨立非執行董事（於二零零七年一月九日獲委任）
易永發	獨立非執行董事（於二零零七年一月九日獲委任）
袁耀輝	獨立非執行董事（於二零零七年一月九日獲委任）
楊亞鐵	非執行董事（於二零零三年十二月五日獲委任，於二零零七年一月九日離任）
李曉光	非執行董事（於二零零三年十二月五日獲委任，於二零零七年一月九日離任）
司玉佩	非執行董事（於二零零三年十二月五日獲委任，於二零零七年一月九日離任）
烏家培	獨立非執行董事（於二零零三年十二月五日獲委任，於二零零七年一月九日離任）

審核委員會

易永發	主任委員(主席)(於二零零七年一月九日獲委任)
周國華	委員 (於二零零七年一月九日獲委任)
裘耀輝	委員 (於二零零七年一月九日獲委任)
烏家培	主任委員(於二零零三年十二月五日獲委任，並於二零零七年一月九日離任)

戰略委員會

曹建雄	主任委員(主席)(於二零零七年一月九日獲委任)
朱 永	委員(於二零零七年一月九日獲委任)
王全華	委員(於二零零七年一月九日獲委任)
宮國魁	委員(於二零零七年一月九日獲委任)
榮 剛	委員(於二零零七年一月九日獲委任)
丁衛平	委員(於二零零七年一月九日獲委任)

薪酬與考核委員會

裘耀輝	主任委員(主席)(於二零零七年一月九日獲委任)
周國華	委員(於二零零七年一月九日獲委任)
易永發	委員(於二零零七年一月九日獲委任)
王全華	委員(於二零零七年一月九日獲委任)
孫湧濤	委員(於二零零七年一月九日獲委任)
楊亞鐵	委員(於二零零四年三月十一日獲委任，並於二零零七年一月九日離任)
烏家培	委員(於二零零四年三月十一日獲委任，並於二零零七年一月九日離任)

監事會

主席	(於二零零七年一月九日獲委任)
李曉軍	監事(於二零零七年一月九日獲委任)
副主席	(於二零零七年一月九日獲委任)
杜紅鷹	監事(於二零零七年一月九日獲委任)

監事

敬公斌	監事(於二零零七年一月九日獲委任)
張亞坤	監事(於二零零七年一月九日獲委任)
喻龑冰	監事(於二零零七年一月九日獲委任)
高京屏	職工代表監事(於二零零七年一月九日獲委任)
王小敏	職工代表監事(於二零零七年一月九日獲委任)
張　欣	職工代表監事(於二零零七年一月九日獲委任)
饒戈平	獨立監事(於二零零七年一月九日獲委任)
王永強	監事(於二零零三年十二月五日獲委任，並於二零零七年一月九日離任)
陳立宏	監事(於二零零三年十二月五日獲委任，並於二零零七年一月九日離任)
譚曉煦	職工代表監事(於二零零三年十二月五日獲委任，並於二零零七年一月九日離任)

公司秘書

丁衛平

公司網址

www.travelsky.net

核數師

國際核數師：
羅兵咸永道會計師事務所
執業會計師
香港中環
太子大廈22樓

中國審計師：
普華永道中天會計師事務所有限公司
中國上海
湖濱路202號普華永道中心11樓
郵編200021

法律顧問

香港法律：
趙不渝　馬國強律師事務所
香港中環康樂廣場一號
怡和大廈41樓

中國法律：
北京市競天公誠律師事務所
中國北京
朝陽門外大街20號
聯合大廈15樓
郵編100020

法定註冊地址和聯繫方式

中國民航信息網絡股份有限公司
中國北京海淀區
科學院南路2號
融科資訊中心 C座南樓18-20層
郵編100080
電話：(8610) 8286 1610
傳真：(8610) 8286 1612

香港營業地點

香港灣仔
港灣道23號
鷹君中心
30 樓3005-3007 室

上市地點

香港聯合交易所有限公司
股票代號：0696

香港股份登記及過戶處

香港證券登記有限公司
香港灣仔
皇后大道東183 號
合和中心17樓1712-1716號舖

第一級美國預託證券憑證計劃之存託銀行

The Bank of New York
Shareholder
P.O. Box 11258
Church Street Station
New York, NY10286-1258, U.S.A.

股東亦可通過本公司互聯網網址(www.travelsky.net)取得本年報副本。

董事

董事長

朱永，43歲，朱先生為高級工程師，畢業於華中理工大學，並擁有北京航空航天大學工程碩士學位。朱先生在中國民航業擁有二十多年管理經驗。自1983年8月至1991年4月，朱先生在中國民用航空總局擔任工程師。彼於1991年5月及1994年1月分別出任中國航空結算中心計算機部經理及中國航空結算中心副總工程師兼計算機部經理，隨後於1996年5月擔任中國航空結算中心副總經理，2000年6月至2004年8月擔任中國航空結算中心總經理。自2001年4月至2004年8月擔任本公司總經理，自2001年5月起加入本公司第一屆董事會之執行董事。自2002年10月起至今，朱先生亦擔任中國民航信息集團公司(本公司發起人股東)副總經理。自2003年12月至2007年1月，朱先生擔任本公司第二屆董事會之執行董事。2004年3月，朱永先生由董事會委任為第二屆董事會戰略委員會委員。自2004年8月起朱先生擔任本公司第二屆董事會之董事長。自2007年1月起，朱先生連任本公司第三屆董事會之董事、董事長及戰略委員會之委員。朱先生亦擔任本公司之附屬公司中國民航信息網絡股份(香港)有限公司董事長及聯營公司上海民航華東凱亞系統集成有限公司董事長。

執行董事

朱曉星，42歲，畢業於吉林大學計算機軟件專業，於中國民航業擁有近二十年的管理及技術支持經驗。自本公司2000年10月成立以來，朱先生曾先後擔任本公司運行部、客戶服務部、技術管理部的總經理。自2004年8月起至今，朱先生擔任本公司總經理。自2004年10月起朱先生擔任第二屆董事會之執行董事，自2007年1月起，朱先生連任本公司第三屆董事會之執行董事及本公司總經理之職務。朱先生亦擔任本公司之附屬公司湖北民航凱亞有限公司董事長。

丁衛平，55歲，畢業於北京工業學院，在中國民航業擁有二十多年管理經驗。丁先生於1979年12月至1984年5月任職於中國民用航空總局。彼自1984年5月至1987年10月任職於民航計算機信息中心(本公司發起人股東中國民航信息集團公司之前身)，於1987年10月至2000年8月出任民航計算機信息中心機房室之副主任，繼而為副總工程師。丁先生自1999年7月至2000年8月擔任民航計算機信息中心計劃處之處長。由1999年7月至2000年8月，彼兼任民航計算機信息中心重組部的主管。丁先生自2000年10月至2004年8月擔任本公司副總工程師及規劃發展部總經理。丁先生自2000年10月至2003年12月任本公司第一屆董事會之執行董事及董事會秘書，自2003年12月至2007年1月任本公司第二屆董事會之執行董事及董事會秘書。2004年3月，丁先生由董事會委任為第二屆董事會戰略委員會委員。自2000年10月起至今丁先生亦擔任本公司之董事會秘書及公司秘書。自2007年1月起，丁先生連任本公司第三屆董事會之執行董事、董事會秘書及戰略委員會之委員。丁先生現亦擔任本公司之附屬公司中國民航信息網絡股份(新加坡)有限公司董事、中國民航信息網絡股份(日本)有限公司董事、雲南民航凱亞信息有限公司副董事長、天信達信息技術有限公司董事，並擔任本公司之聯營公司大連航信空港網絡有限公司董事長、雲南航信空港網絡有限公司副董事長、黑龍江航信空港網絡有限公司副董事長及上海東美在線旅行社有限公司副董事長。

宋金箱，58歲，畢業於北京航空學院(現稱「北京航空航天大學」)，在中國民航業擁有逾二十年管理經驗。宋先生自1976年12月至1981年9月擔任中國民用航空總局之技術員。彼於1981年9月至1999年7月歷任民航計算機信息中心之業務部之副主任，繼而升為主任。宋先生於1999年7月至2000年8月擔任民航計算機信息中心之副總經濟師。自2000年10月至2003年12月，宋先生為本公司第一屆監事會成員。自2003年12月起宋先生當選本公司第二屆董事會之執行董事。自2007年1月起，宋先生連任本公司第三屆董事會之執行董事。宋先生亦擔任本公司之附屬公司重慶民航凱亞信息技術有限公司、廈門民航凱亞有限公司、青島民航凱亞系統集成有限公司、西安民航凱亞科技有限公司、新疆民航凱亞信息網絡有限責任公司董事長及中國民航信息網絡股份(香港)有限公司董事。

非執行董事

王全華，52歲，王先生大學畢業，彼於中國民航業擁有近三十年管理經驗。王先生自1991年6月加入中國南方航空公司。自1998年6月起任職於南方航空(集團)公司(本公司發起人股東)，歷任規劃發展部總經理、總裁助理及副總裁。自2002年10月起至今擔任中國南方航空集團公司副總經理，及自2003年3月至今擔任中國南方航空股份有限公司(於香港聯合交易所有限公司主板上市之公司，為中國南方航空集團公司之附屬公司)之董事。自2003年12月起王先生當選本公司第二屆董事會之非執行董事及副董事長。2004年3月，王先生由董事會委任為第二屆董事會戰略委員會委員及薪酬與考核委員會委員。自2007年1月起，王先生連任本公司第三屆董事會之非執行董事、副董事長、戰略委員會之委員及薪酬與考核委員會之委員。

曹建雄，47歲，曹先生畢業於民航管理幹部學院和華東師範大學國際金融系，經濟學碩士。在中國民航業擁有二十餘年管理經驗。1992年3月至1999年12月，曹先生先後出任上海東方航空發展公司及中國東方航空期貨經紀有限公司之總經理、中國東方航空公司總經理助理、中國東方航空股份有限公司(於香港聯合交易所有限公司主板上市之公司，為中國東方航空集團公司(本公司發起人股東)之附屬公司)之副總經理兼財務總監。曹先生自1999年12月至2002年10月擔任東方航空集團公司(現稱為中國東方航空集團公司)之副總裁，自2002年10月至今擔任中國東方航空集團公司之副總裁，2002年12月至2004年9月兼任中國東方航空西北公司(中國東方航空集團公司之附屬公司中國東方航空股份有限公司之分公司)黨委書記。自2001年6月至今擔任中國東方航空股份有限公司之董事，並於2006年10月至今，擔任該公司總經理。曹先生自2000年10月起擔任本公司第一屆董事會之非執行董事及副董事長，自2003年12月起擔任本公司第二屆董事會之非執行董事及副董事長。2004年3月，曹先生由董事會委任為第二屆董事會戰略委員會主任委員(主席)。自2007年1月起，曹先生連任本公司第三屆董事會之非執行董事、副董事長及戰略委員會之主任委員(主席)。

宮國魁，58歲，畢業於首都經濟貿易大學。宮先生從事企業管理多年，於中國民航業擁有近30年的管理經驗。宮先生曾任職於中國民用航空總局、中國民航管理幹部學院。2002年9月起至2004年9月，宮先生擔任中國國際航空公司副總裁。自2004年9月起至今，宮先生擔任中國航空集團公司（本公司發起人及主要股東）副總經理。自2004年11月至今，宮先生擔任中航集團建設開發有限公司（中國航空集團公司之附屬公司）董事長。自2005年8月起宮先生擔任本公司第二屆董事會之非執行董事及副董事長。2005年8月，宮先生由董事會委任為第二屆董事會戰略委員會委員。自2007年1月起，宮先生連任本公司第三屆董事會之非執行董事、副董事長及戰略委員會之委員。

榮剛，44歲，榮先生乃高級工程師，擁有北京大學光華管理學院工商管理碩士學位，彼在中國民航業擁有逾二十年管理經驗。榮先生自1983年8月至1996年5月任職於民航計算機信息中心。彼自1996年5月至1999年5月任職於中國民用航空總局。榮先生自1999年5月至2002年10月擔任民航計算機信息中心（現稱為中國民航信息集團公司）之副總裁。自2002年10月起至今，擔任中國民航信息集團公司（本公司發起人股東）副總經理。榮先生為本公司第一屆董事會之非執行董事。自2003年12月起榮先生連任本公司第二屆董事會之非執行董事。2004年3月，榮先生由董事會委任為第二屆董事會戰略委員會委員。自2007年1月起，榮先生連任本公司第三屆董事會之非執行董事及戰略委員會之委員。

孫湧濤，49歲，擁有經濟學碩士學位，乃高級會計師。彼自1988年5月至1990年7月擔任深圳華美鋼鐵公司財務經理，自1990年7月至1993年7月擔任深圳新都酒店股份有限公司（深圳證券交易所上市公司）總會計師，自1993年7月至1996年1月擔任深業控股有限公司（於香港聯合交易所有限公司主板上市之公司，現稱為「深圳控股有限公司」）董事及財務部總經理，自1996年1月至2001年3月先後擔任香港恒力紡織（集團）有限公司財務總監、常務副總經理及董事，2001年3月至2002年2月擔任香港貴明投資有限公司副總經理及財務總監，2002年2月至2004年11月擔任大亞灣核電財務有限責任公司副總經理及財務總監。孫先生自2004年11月至今於中國民航信息集團公司（本公司發起人股東）擔任總會計師。自2007年1月起，孫先生擔任本公司第三屆董事會之非執行董事及薪酬與考核委員會之委員。

劉德俊，46歲，劉先生畢業於重慶大學，擁有碩士學位。劉先生自1993年9月加入中國南方航空股份有限公司(於香港聯合交易所有限公司主板上市之公司，本公司發起人股東中國南方航空集團公司之附屬公司)，至2005年12月歷任該公司湖北營業部、杭州營業部、北京營業部及客運部高級管理人員，至今於中國民航業已有十餘年的營運管理經驗。自2005年12月起至今，劉先生擔任中國南方航空股份有限公司計算機中心總經理。自2007年1月起，劉先生擔任本公司第三屆董事會之非執行董事。

夏毅，48歲，高級會計師，畢業於上海立信會計學校，後於澳門科技大學研究生畢業，在財務及計算機領域擁有逾20年的管理經驗。夏先生於1993年7月至1995年4月任中國東方航空公司財務處副處長，1995年4月至2001年10月歷任中國東方航空股份有限公司(於香港聯合交易所有限公司主板上市之公司，本公司發起人股東中國東方航空集團公司之附屬公司)財務處副處長、副總會計師。夏先生自2001年11月至今任中國東方航空股份有限公司總經理助理，自2006年3月起至今兼任中國東方航空股份有限公司信息技術管理部總經理。自2007年1月起，夏先生擔任本公司第三屆董事會之非執行董事。

宋箭，45歲，宋先生為南京航空航天大學管理科學與工程專業畢業的研究生。1997年1月至2002年2月，宋先生擔任中國國際航空公司計算機中心之副主任。自2002年2月至2004年9月，宋先生擔任中國國際航空公司信息技術中心之副總經理，自2004年9月至今，宋先生擔任中國國際航空股份有限公司(於香港聯合交易所有限公司主板上市之公司，本公司發起人股東中國航空集團公司之附屬公司)信息技術中心之副總經理。自2003年12月起宋先生擔任本公司第二屆董事會之非執行董事。自2007年1月起，宋先生連任本公司第三屆董事會之非執行董事。

獨立非執行董事

周國偉，61歲，1966年畢業於倫敦REGENT INSTITUTE商科。現為華港集團有限公司董事長，華港集團主要業務為投資國內房地產、高科技原料製造等。周先生在1978年至1994年期間活躍於香港證券交易市場，為遠東交易所及香港聯合交易所有限公司會員及持牌人。周先生在國內投資經驗超過二十多年，其中參與投資項目包括有1988年之上海靜安希爾頓飯店及南通大飯店、1991年之天津國際大廈及1998年的天津奧林匹克大廈等。周先生為本公司第一屆董事會之獨立非執行董事，並自2003年12月起任本公司第二屆董事會之獨立非執行董事，並由董事會委任為第二屆董事會審核委員會委員。2004年3月起，周先生由董事會委任為第二屆董事會薪酬與考核委員會主任委員(主席)。自2007年1月起，周先生連任本公司第三屆董事會之獨立非執行董事、審核委員會之委員及薪酬與考核委員會之委員。

易永發，48歲，畢業於香港中文大學工商管理學系，現為華創融資有限公司董事總經理，主要針對香港及中國的企業，進行直接投資及收購合併等活動。易先生先後曾出任於香港之港資、台資及美資投資銀行之高層管理人員職位，擁有超過24年之審計、併購、投資銀行與直接投資等工作經驗。易先生為香港會計師公會及英國特許公認會計師公會資深會員，現擔任滬光國際上海發展投資有限公司(香港聯合交易所有限公司主板上市公司)及深圳市海王英特龍生物技術股份有限公司(香港聯合交易所有限公司創業板上市公司)之獨立非執行董事及審計委員會主席。易先生也是中國生物有限公司(於美國場外交易議價板報價之公眾公司)之獨立非執行董事及審計委員會主席。自2005年8月起易先生擔任本公司第二屆董事會之獨立非執行董事，2005年8月，易先生由董事會委任為第二屆董事會審核委員會及薪酬與考核委員會會員。2007年1月，易先生連任本公司第三屆董事會之獨立非執行董事，並擔任審核委員會之主任委員(主席)和薪酬與考核委員會之委員。

袁耀輝，61歲，袁先生畢業於北京理工大學，研究員級高級工程師，1995年國務院授予全國勞動模範稱號。1984年至1997年歷任航空工業部昌河飛機工業公司副總經理、昌河飛機工業公司總經理、江西省經濟貿易委員會主任；自1997年至1998年任中國民用航空總局體改法規企管司副司長、規劃科技體改司副司長；自1998年至2000年任中國國際航空公司黨委書記兼副總裁；自2001年至2006年4月任中國民用航空總局政策法規司司長。自2006年5月起任深圳市機場股份有限公司(於深圳證券交易所上市之公司，持有本公司附屬公司深圳民航凱亞有限公司5.59%股權)之獨立董事，自2006年12月起，袁先生任中國交通建設股份有限公司(香港聯合交易所有限公司主板上市之公司)獨立非執行董事。自2007年1月起，袁先生擔任本公司第三屆董事會之獨立非執行董事、審核委員會之委員及薪酬與考核委員會之主任委員(主席)。

監事

李曉軍，51歲，李女士乃高級經濟師。彼畢業於中國人民大學，在中國民航業擁有逾二十年管理經驗。自1983年3月至1988年5月，李女士任職於中國民用航空總局北京管理局計劃處。彼自1988年5月至1997年12月擔任中國國際航空公司計劃處之副處長及處長。李女士於1997年12月至2000年8月擔任中國民用航空總局人事教育司企事業人事處之處長。李女士自2000年10月至2004年8月擔任本公司董事及副總經理。自2002年10月起至今，李女士擔任中國民航信息集團公司(本公司發起人股東)黨委副書記。李女士為本公司第一屆董事會之執行董事，自2003年12月起任本公司第二屆監事會之監事並擔任主席之職，並於2007年1月連任本公司第三屆監事會之監事及主席之職。

杜紅鷹，47歲，杜女士乃高級會計師，畢業於廈門大學，研究生學歷。在中國民航業擁有近二十年會計及財務經驗。杜女士自1982年8月至1985年1月擔任天津中國民用航空學院之教師。杜女士於1985年1月加入廈門航空有限公司(本公司發起人股東)，並自1999年起擔任廈門航空有限公司計劃財務部副總經理。杜女士為本公司第一屆監事會之監事及主席，自2003年12月起杜女士任本公司第二屆監事會之監事，自2004年4月起杜女士任本公司第二屆監事會副主席，並於2007年1月連任本公司第三屆監事會監事及副主席之職。

敬公斌，32歲，畢業於廈門大學，乃工商管理碩士。敬先生於1995年6月加入中國南方航空股份有限公司(於香港聯合交易所有限公司主板上市之公司，為本公司發起人股東中國南方航空集團公司之附屬公司)，自2002年7月至2004年12月，任職於中國南方航空集團公司規劃投資部，自2004年12月至2006年4月，任職於中國南方航空集團公司辦公廳，自2006年4月至今，任中國南方航空集團公司規劃投資部部長助理。自2007年1月起，敬先生擔任本公司第三屆監事會之監事。

張亞坤，46歲，張先生畢業於西安交通大學，並獲得碩士學位。在中國民航業擁有近二十年的管理經驗。1983年至1999年任職於中國民用航空總局雲南省管理局。自1999年至2001年，張先生歷任雲南航空公司(原為本公司發起人股東)運行控制中心副主任及信息技術部總經理。自2002年10月至2006年3月擔任中國東方航空雲南公司(本公司發起人股東中國東方航空集團公司之附屬公司之分公司)信息技術部總經理。自2006年3月起至今，張先生擔任中國東方航空股份有限公司(香港聯合交易所有限公司主板上市之公司，本公司發起人股東中國東方航空集團公司之附屬公司)計算機信息管理部副總經理。自2003年12月起張先生任本公司第二屆監事會之監事，並於2007年1月連任本公司第三屆監事會之監事。

喻龑冰，29歲，畢業於中國民用航空學院(現稱「中國民航大學」)，主修計算機應用，喻先生畢業後加入海南航空股份有限公司(本公司發起人股東)計算機中心，自2000年5月起任職於海南海航航空信息系統有限公司(海南航空股份有限公司之附屬公司)，自2004年7月起至今，喻先生擔任海南海航航空信息系統有限公司副總經理。自2007年1月起，喻先生擔任本公司第三屆監事會之監事。

獨立監事

饒戈平，58歲，饒先生乃北京大學法學院教授、博士生導師、北京大學國際法研究所所長、北京大學港澳台法律研究中心主任、中國國際法學會副會長、全國人大常委會香港基本法委員會委員，並於武漢大學、外交學院、華東政法大學等中國多個大學任兼職教授。饒教授主要研究領域為港澳台法律、國際法等。饒先生亦擔任廣西陽光股份有限公司(其股份於深圳證券交易所上市)之獨立董事。饒先生自2003年12月起擔任本公司第二屆監事會之獨立監事，並於2007年1月連任本公司第三屆監事會之獨立監事。

職工代表監事

高京屏，51歲，畢業於北京大學。高女士於中國民航業擁有近三十年之管理經驗。自1980年8月至1988年12月，高女士於中國民用航空總局計算機辦公室(計算機站)擔任管理人員。自1989年1月至2000年10月，高女士於中國民航計算機信息中心歷任工程師、工會副主席。自2000年10月至2004年12月，高女士擔任本公司工會副主席。自2004年12月起至今，高女士擔任本公司工會主席，自2007年1月起任本公司第三屆監事會之職工代表監事。

王小敏，45歲，畢業於蘭州大學。王女士於中國民航業擁有逾二十年之管理經驗。自1983年7月至2000年12月，王女士歷任中國民用航空總局宣傳部管理人員、運輸管理司質量督察處副處長及運輸管理司綜合檢查處副處長。王女士自2001年1月起加入本公司，先後於市場部、人力資源部擔任管理職務，自2004年11月起至今，王女士擔任本公司人力資源部總經理，自2007年1月起擔任本公司第三屆監事會之職工代表監事。

張欣，44歲，張先生在中國民航業擁有逾二十年之技術經驗。張先生自1981年10月至1988年12月擔任中國民用航空總局之繪圖設計員。張先生自1988年12月至1994年11月擔任民航計算機信息中心之技師。自1994年11月至2000年8月，張先生擔任民航計算機信息中心之高級技師。張先生自2000年10月起任職於本公司運行部。張先生為本公司第一屆監事會的監事，自2003年12月起擔任本公司第二屆監事會之職工代表監事，自2007年1月起連任本公司第三屆監事會之職工代表監事。

公司秘書

丁衛平，亦為本公司之執行董事及董事會秘書。

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